Exhibit 99.2

Royal Bank of Canada second quarter 2014 results

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

TORONTO, May 22, 2014 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $2,201 million for the second quarter ended April 30, 2014, up $292 million or 15% from the prior year. Our results reflect solid performance across all of our businesses, including record earnings in Wealth Management and higher earnings in Capital Markets, Personal & Commercial Banking and Investor & Treasury Services, and positive operating leverage.

“We delivered earnings of $2.2 billion and a return on equity of 19% while maintaining a strong capital position. These results demonstrate the earnings power of RBC, our prudent approach to risk management and our ability to manage costs effectively,” said Gordon M. Nixon, RBC CEO. “We continue to extend our leadership positions in Canada and select global markets through our ongoing focus on our clients.”

Q2 2014 compared to Q2 2013

•	Net income of $2,201 million (up 15% from $1,909 million)
•	Diluted earnings per share (EPS) of $1.47 (up $0.22 from $1.25)
•	Return on common equity (ROE) of 19.1% (up from 18.7%)
•	Basel III Common Equity Tier 1 (CET1) ratio of 9.7%

YTD 2014 compared to YTD 2013

•	Net income of $4,293 million (up 9% from $3,956 million)
•	Diluted EPS of $2.85 (up $0.26 from $2.59)
•	ROE of 18.6% (down from 19.4%)

1	Second quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
2	Overview
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
5	Key corporate events of 2014
5	Financial performance
5	Overview
8	Business segment results
8	How we measure and report our business segments
8	Key performance and non-GAAP measures
10	Personal & Commercial Banking
12	Wealth Management
13	Insurance
14	Investor & Treasury Services
15	Capital Markets
16	Corporate Support
17	Quarterly results and trend analysis
18	Results by geographic segment
19	Financial condition
19	Condensed balance sheets
20	Off-balance sheet arrangements
22	Risk management
22	Credit risk
27	Credit quality performance
29	Market risk
33	Liquidity and funding management
40	Capital management
44	Additional financial information
44	Exposures to selected financial instruments
45	Accounting and control matters
45	Related party transactions
46	Enhanced Disclosure Task Force recommendations index
47	Interim Condensed Financial Statements (unaudited)
53	Notes to the Interim Condensed Financial Statements (unaudited)
87	Shareholder information

2        Royal Bank of Canada        Second Quarter 2014

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three and six month periods ended or as at April 30, 2014, compared to the corresponding periods in the prior fiscal year and the three month period ended January 31, 2014. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2014 (Condensed Financial Statements) and related notes and our 2013 Annual Report. This MD&A is dated May 21, 2014. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Additional information about us, including our 2013 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q2 2014 Report to Shareholders, in other filings with Canadian regulators or the SEC, in other reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the economic and market review and outlook for Canadian, U.S., European and global economies, the regulatory environment in which we operate, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding management. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, regulatory compliance, operational, strategic, reputation and competitive risks and other risks discussed in the Risk management and Overview of other risks sections of our 2013 Annual Report and the Risk management section of this Q2 2014 Report to Shareholders; the impact of regulatory reforms, including relating to the Basel Committee on Banking Supervision’s (BCBS) global standards for capital and liquidity reform, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, over-the-counter derivatives reform, the payments system in Canada, the U.S. Foreign Account Tax Compliance Act (FATCA), and regulatory reforms in the United Kingdom (U.K.) and Europe; the high levels of Canadian household debt; cybersecurity; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; the development and integration of our distribution networks; model, information technology and social media risk; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this Q2 2014 Report to Shareholders are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2013 Annual Report, as updated by the Overview section of this Q2 2014 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2013 Annual Report and the Risk management section of this Q2 2014 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Overview

About Royal Bank of Canada

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, investor services and capital markets products and services on a global basis. We employ approximately 79,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 42 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        Second Quarter 2014        3

Selected financial and other highlights

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	April 30 2014	January 31 2014	April 30 2013 (1)	April 30 2014	April 30 2013 (1)
Total revenue	$8,270	$8,454	$7,717	$16,724	$15,575
Provision for credit losses (PCL)	244	292	287	536	636
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	830	982	938	1,812	1,643
Non-interest expense	4,326	4,381	4,009	8,707	8,052
Net income before income taxes	2,870	2,799	2,483	5,669	5,244
Net income	$2,201	$2,092	$1,909	$4,293	$3,956
Segments – net income
Personal & Commercial Banking	$1,115	$1,071	$1,039	$2,186	$2,143
Wealth Management	278	235	222	513	451
Insurance	154	157	164	311	328
Investor & Treasury Services	112	106	65	218	144
Capital Markets	507	505	383	1,012	845
Corporate Support	35	18	36	53	45
Net income	$2,201	$2,092	$1,909	$4,293	$3,956
Selected information
Earnings per share (EPS) – basic	$1.47	$1.39	$1.26	$2.86	$2.61
– diluted	1.47	1.38	1.25	2.85	2.59
Return on common equity (ROE) (2), (3)	19.1%	18.1%	18.7%	18.6%	19.4%
PCL on impaired loans as a % of average net loans and acceptances	0.23%	0.27%	0.29%	0.25%	0.32%
Gross impaired loans (GIL) as a % of loans and acceptances	0.45%	0.49%	0.54%	0.45%	0.54%
Capital ratios and multiples
Common Equity Tier 1 (CET1) ratio	9.7%	9.7%	9.1%	9.7%	9.1%
Tier 1 capital ratio	11.4%	11.5%	11.2%	11.4%	11.2%
Total capital ratio	13.2%	13.5%	14.0%	13.2%	14.0%
Assets-to-capital multiple (4)	17.5 X	17.6X	16.6X	17.5 X	16.6X
Selected balance sheet and other information
Total assets	$895,893	$904,714	$866,440	$895,893	$866,440
Securities	191,481	189,494	176,321	191,481	176,321
Loans (net of allowance for loan losses)	421,436	415,628	396,602	421,436	396,602
Derivative related assets	72,633	79,475	93,693	72,633	93,693
Deposits	587,122	590,423	532,125	587,122	532,125
Common equity	45,940	45,143	40,122	45,940	40,122
Average common equity (2)	45,550	44,050	39,850	44,750	39,350
Risk-weighted assets (RWA)	349,094	341,752	311,437	349,094	311,437
Assets under management (AUM)	430,600	415,700	373,100	430,600	373,100
Assets under administration (AUA) (5)	4,393,000	4,311,900	3,912,100	4,393,000	3,912,100
Common share information
Shares outstanding (000s) – average basic	1,443,115	1,442,434	1,445,238	1,442,769	1,445,366
– average diluted	1,450,271	1,458,742	1,468,008	1,454,579	1,468,686
– end of period	1,441,349	1,442,195	1,444,372	1,441,349	1,444,372
Dividends declared per common share	$0.71	$0.67	$0.63	$1.38	$1.23
Dividend yield (6)	4.0%	3.8%	4.1%	3.9%	4.1%
Common share price (RY on TSX)	$73.15	$68.93	$60.78	$73.15	$60.78
Market capitalization (TSX)	105,435	99,411	87,789	105,435	87,789
Business information (number of)
Employees (full-time equivalent) (FTE)	74,063	74,117	74,600	74,063	74,600
Bank branches	1,379	1,376	1,368	1,379	1,368
Automated teller machines (ATMs)	4,972	4,979	5,114	4,972	5,114
Period average US$ equivalent of C$1.00 (7)	$0.907	$0.926	$0.982	$0.916	$0.993
Period-end US$ equivalent of C$1.00	$0.912	$0.898	$0.993	$0.912	$0.993
(1)	Comparative amounts prior to November 1, 2013 have been restated for the adoption of new accounting standards. For further details, refer to Note 2 of our Condensed Financial Statements.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE and Average common equity. For further details, refer to the Key performance and non-GAAP measures section.
(3)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section.
(4)	Effective the first quarter of 2013, Assets-to-capital multiple is calculated on a transitional basis as per the Office of the Superintendent of Financial Institutions (OSFI) Capital Adequacy Requirements (CAR) Guideline.
(5)	Includes AUA from Investor Services and $32.2 billion (January 31, 2014 – $32.3 billion, April 30, 2013 – $35.8 billion) of securitized mortgages and credit card loans.
(6)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(7)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        Second Quarter 2014

Economic, market and regulatory review and outlook – data as at May 21, 2014

Canada

The Canadian economy grew in the first calendar quarter of 2014 at an estimated rate of 1.7%, with the rate of growth slowing compared to the last calendar quarter of 2013, largely reflecting the dampening impact of poor weather conditions in late 2013. The unemployment rate improved to 6.9% in April 2014 from 7.0% in February 2014 due to a modest rise in employment. The Canadian dollar was little changed against the U.S. dollar in the early part of the second calendar quarter of 2014, as short-term interest rate differences between Canada and the U.S. did not change significantly, and commodity prices stayed relatively stable. Housing market activity was impacted by harsh weather conditions, as indicated by sharply lower housing starts in the first three months of 2014. We expect the Canadian economy to grow at a rate of 2.5% in calendar 2014 due to an improvement in exports resulting from a stronger U.S. economy and the weaker Canadian dollar, as well as increased business investment and consumer spending. The Bank of Canada maintained the overnight rate at 1% in April 2014, and we do not expect a change to the current rate until the second calendar quarter of 2015.

U.S.

The U.S. economy grew at an estimated rate of 0.1% during the first calendar quarter of 2014. The U.S. economy was also impacted by the poor weather conditions, which weighed on housing market activity and business investment. The labour market continued to recover and the unemployment rate decreased to 6.3% in April from 7.0% in the final calendar quarter of 2013. The Federal Reserve (Fed) reduced its monthly asset purchases in March and April, by $10 billion each time (from $65 billion to $45 billion), on the basis of the continuing improvement in the economy. As a result of the firming in the labour market, we expect the Fed to continue to reduce its monthly asset purchases, and to conclude the program by the end of 2014. We expect the U.S. economy to grow at a rate of 2.6% during calendar 2014, due to stronger consumer spending and improved business investment. Given the low level of inflation and gradual recovery in the labour market, we expect the Fed’s key interest rate to be maintained within the current funds target range of 0.0% to 0.25% until the fourth calendar quarter of 2015.

Europe

The Eurozone economy continued its modest recovery and grew in the first calendar quarter of 2014 at an estimated rate of 0.1%. The unemployment rate was little changed in March 2014 compared to the prior calendar quarter, at an elevated level of 11.8%. The European Central Bank (ECB) maintained its key interest rate at 0.25% during the first calendar quarter. With Eurozone inflation decreasing to 0.5% in March 2014 and only increasing slightly to 0.7% in April, we expect the ECB to take policy action, possibly through a decrease in key interest rates, to address money market liquidity issues. We expect the Eurozone economy to grow at a rate of 1.2% during calendar 2014.

Financial markets

Capital markets in Canada and the U.S. generally improved compared to our previous fiscal quarter, despite the Fed’s continued reduction of monthly asset purchases. Yields on long-term Canadian and U.S. government bonds were essentially flat compared to our prior fiscal quarter, and continued to remain near historical lows. Corporate credit spreads in North America remained narrow during the quarter, enabling corporations to continue to borrow at lower costs. Agricultural commodity prices increased during our second fiscal quarter, resulting from poor weather conditions in North America and political uncertainty in certain emerging market economies. Currency market and equity index volatility resulting from ongoing political and economic uncertainty impacted certain emerging market economies. Certain metal prices, particularly nickel, increased during the fiscal quarter as this ongoing political uncertainty raised concerns about the supply of these metals.

Regulatory environment

We continue to monitor and prepare for regulatory developments in order to ensure timely and accurate compliance with new requirements in a manner that seeks to mitigate adverse business or economic impacts. Those requirements include relevant aspects of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), including the recently finalized Volcker Rule and Foreign Banking Organization (“FBO”) Rule. We are also continuing to monitor and prepare for global reforms of Over-the-Counter (OTC) derivatives in a number of areas (e.g. trade reporting; clearing; exchange trading requirements).

As reported last quarter, final regulations implementing the Volcker Rule’s restrictions on proprietary trading and certain fund activities were issued by U.S. authorities on December 10, 2013. While the final rule upheld the prohibition on banking entities’ engaging in proprietary trading and having certain relationships with hedge and private equity funds, it also provided some flexibility for activities conducted outside the U.S. As a result, Canadian banks may continue to trade in debt guaranteed by Canadian government entities, invest in Canadian funds, and trade on a proprietary basis outside of the U.S. The rule also contains other exclusions and exemptions for market-making, hedging, and underwriting activities. The deadline to comply with the rule’s provisions was also extended by one year to July 21, 2015. RBC is continuing to assess the impact of the final rule through ongoing discussions with implementing regulators and others in the industry, internal analysis of RBC business impacts, and implementation of measures to conform impacted activities and investments to the rule’s requirements. We expect to be able to rely on exclusions and exemptions available under the rule, in which case changes to certain existing business activities will not be necessary. Activities and investments for which no exemption or exclusion is available will need to be brought into conformance by the July 2015 effective date, absent any extensions. Extensive compliance and monitoring programs will also be required to monitor and report ongoing compliance with the rule. The combined impact of these changes is not expected to materially affect RBC’s overall results.

At the same time, we are preparing for compliance with the Federal Reserve Board’s final rule for non-U.S. banks with subsidiaries, affiliates and branches operating in the U.S. (“Enhanced Prudential Standards for Bank Holding Companies and Foreign Banking Organizations”), which, as reported in Q1, was issued on February 18, 2014. As a foreign banking organization with more than US$50 billion in U.S. non-branch assets, RBC will be required to establish a U.S. intermediate holding company (IHC) into which all of our U.S. legal entities must be placed and for which certain U.S. based requirements will apply. The IHC will become subject to Federal Reserve oversight comparable to U.S. bank holding companies. As a result, changes to our existing practices will be required to provide the governance and infrastructure needed to support these U.S.-specific requirements in areas of financial reporting, capital and liquidity, risk management, and stress testing. An implementation plan outlining our approach for meeting these requirements by the July 1, 2016 effective date, including the formation of the IHC, must be filed with the Federal Reserve by

Royal Bank of Canada        Second Quarter 2014        5

January 1, 2015. The Federal Reserve has stated that it plans to issue, at a later date, separate rules to apply early remediation requirements and limits on exposures to single counterparties. The final rule also deferred application of U.S.-based leverage requirements to January 1, 2018.

Canadian banks have been providing capital and leverage ratios calculated under Basel III to OSFI since January 2013, and will start publicly reporting the leverage ratio commencing January 1, 2015. Also, Basel III capital requirements for the six largest Canadian banks will increase effective January 1, 2016. OSFI is expected to provide guidance on the domestic implementation of the remaining Basel III measures later this year, or in 2015, and we anticipate we will be well-positioned to meet those requirements.

For a discussion on risk factors resulting from these and other regulatory developments which may affect our business and financial results, refer to the Risk management – Top and emerging risks section of our 2013 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of our 2013 Annual Report, and the Risk management and Capital management sections of this Q2 2014 Report to Shareholders.

Key corporate events of 2014

Jamaican banking operations

On January 29, 2014, we announced that we entered into a definitive agreement to sell RBC Royal Bank (Jamaica) Limited and RBTT Securities Jamaica Limited (collectively RBC Jamaica) to Sagicor Group Jamaica Limited. The transaction is subject to customary closing conditions, including regulatory approvals and is expected to close in the third quarter. As a result of the transaction, we recorded an impairment loss of $60 million in the first quarter of 2014. No additional impairment loss was recognized on the disposal of RBC Jamaica this quarter. In addition, amounts included in Other components of equity related to the disposal will be subsequently recorded in income upon close of the transaction. As of April 30, 2014, Other components of equity included unrealized losses on foreign currency translation related to the disposal of $45 million (January 31, 2014 - $40 million). For further details, refer to Note 7 of our Condensed Financial Statements.

Financial performance

Overview

Q2 2014 vs. Q2 2013

Net income of $2,201 million was up $292 million or 15% from a year ago. Diluted earnings per share (EPS) of $1.47 was up $0.22 and return on common equity (ROE) of 19.1% was up 40 basis points (bps) from 18.7%. Our Common Equity Tier 1 (CET1) ratio was 9.7%.

Our results reflected solid performance across all our business segments, including higher earnings in Capital Markets, Personal & Commercial Banking, Wealth Management and Investor & Treasury Services. The increase in net income was primarily driven by strong revenue growth across our trading and corporate and investment banking businesses, volume growth across most of our Canadian banking businesses, and higher average fee-based client assets in Wealth Management resulting from capital appreciation and strong net sales. The impact of foreign exchange translation also contributed to the increase. These factors were partially offset by higher costs in support of business growth. In addition, the prior year included a restructuring charge of $44 million ($31 million after-tax) related to the integration of Investor Services, primarily in Europe.

For further details on our results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.

Q2 2014 vs. Q1 2014

Net income increased $109 million from the prior quarter. Diluted EPS was up $0.09 and ROE was up 100 bps from 18.1% last quarter.

The increase in net income mainly reflected higher average fee-based client assets in Wealth Management, higher equity trading results and increased debt origination reflecting strong issuance activity mainly in the U.S. Lower provision for credit losses (PCL) in our Canadian banking portfolios also contributed to the increase. In addition, the prior quarter included a loss of $60 million (before- and after-tax) related to the sale of RBC Jamaica, as well as a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean. These factors were largely offset by the negative impact of seasonal factors, including fewer days in the quarter, and lower loan syndication activity and higher litigation provisions and related legal costs, both in Capital Markets.

Q2 2014 vs. Q2 2013 (Six months ended)

Net income of $4,293 million increased $337 million or 9% from a year ago. Six month diluted EPS of $2.85 was up $0.26 and ROE of 18.6% was down 80 bps.

Our results reflected solid volume growth across our Canadian banking businesses, solid growth in our trading and lending businesses, and higher average fee-based client assets in Wealth Management resulting from capital appreciation and strong net sales. Lower PCL and a lower effective tax rate, both primarily in Capital Markets, and the impact of foreign exchange translation also contributed to the increase. These factors were partially offset by higher costs in support of business growth and higher net claims costs in Insurance. In addition, our results in the current period included the loss related to the sale of RBC Jamaica and the provision related to post-employment benefits and restructuring charges in the Caribbean, both noted above.

Estimated impact of foreign exchange translation on our consolidated financial results

Our foreign currency-denominated results are impacted by exchange rate fluctuations. Revenue, PCL, insurance policyholder benefits, claims and acquisition expense (PBCAE), non-interest expense and net income denominated in foreign currency are translated at the average rate of exchange for the period.

6        Royal Bank of Canada        Second Quarter 2014

Our results were impacted by the weaker Canadian dollar relative to other currencies in the three and six month periods ended April 30, 2014. The following table reflects the estimated impact of foreign exchange translation on key income statement items:

	For the three months ended		For the six months ended
(Millions of Canadian dollars, except per share amounts)	Q2 2014 vs. Q2 2013	Q2 2014 vs. Q1 2014	Q2 2014 vs. Q2 2013
Increase (decrease):
Total revenue	$283	$76	$504
PCL	2	1	2
PBCAE	25	6	42
Non-interest expense	164	43	307
Net income	51	15	85
Impact on EPS:
Basic	$.04	$.01	$.06
Diluted	.03	.01	.06

Changes in the relevant average exchange rates that impact our business are shown in the following table:

	For the three months ended			For the six months ended
(Average foreign currency equivalent of C$1.00) (1)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	April 30 2013
U.S. dollar	0.907	0.926	0.982	0.916	0.993
British pound	0.541	0.563	0.642	0.551	0.634
Euro	0.656	0.680	0.755	0.668	0.756

(1)	Average amounts are calculated using month-end spot rates for the period.

Total revenue

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	April 30 2013
Interest income	$5,420	$5,450	$5,132	$10,870	$10,408
Interest expense	1,971	1,990	1,910	3,961	3,902
Net interest income	$3,449	$3,460	$3,222	$6,909	$6,506
Investments (1)	$1,794	$1,788	$1,563	$3,582	$3,087
Insurance (1)	1,125	1,282	1,246	2,407	2,267
Trading	300	310	151	610	507
Banking (1)	991	994	936	1,985	1,922
Underwriting and other advisory	428	401	401	829	870
Other (1)	183	219	198	402	416
Non-interest income	$4,821	$4,994	$4,495	$9,815	$9,069
Total revenue	$8,270	$8,454	$7,717	$16,724	$15,575
Additional information
Total trading revenue
Net interest income	$498	$429	$415	$927	$853
Non-interest income	300	310	151	610	507
Total trading revenue	$798	$739	$566	$1,537	$1,360

(1)	Refer to the Financial Performance section of our 2013 Annual Report for the definition of these categories.

Q2 2014 vs. Q2 2013

Total revenue increased $553 million or 7% from last year. The impact of foreign exchange translation this quarter increased our total revenue by $283 million.

Net interest income increased $227 million or 7%, mainly due to volume growth in Canadian Banking across most businesses. Higher trading-related net interest income, strong growth in lending in Capital Markets, and higher net interest income resulting from growth in client deposits in Investor Services also contributed to the increase.

Investments revenue increased $231 million or 15%, mainly due to higher average fee-based client assets resulting from capital appreciation and strong net sales in Wealth Management. Higher mutual fund distribution fees in Canadian Banking also contributed to the increase.

Insurance revenue decreased $121 million or 10%, mainly due to the change in fair value of investments backing our policyholder liabilities resulting from the increase in long-term interest rates, largely offset in PBCAE. This factor was partially offset by volume growth in our European life products.

Royal Bank of Canada        Second Quarter 2014        7

Trading revenue in Non-interest income increased $149 million. Total trading revenue of $798 million, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was up $232 million or 41%, mainly due to higher equity and fixed income trading revenue driven by higher client activity and improved market conditions. In addition, our trading revenue in the current quarter included a favourable accounting adjustment related to fair value adjustments on certain RBC debt (2).

Banking revenue increased $55 million or 6%, mainly due to the impact of foreign exchange translation, and higher service fee revenue including the implementation of full-service pricing across the Caribbean. These factors were partially offset by lower loan syndication activity in Capital Markets.

Underwriting and other advisory revenue increased $27 million or 7%, primarily due to higher mergers and acquisitions (M&A) primarily in the U.S. and Asia Pacific, and higher debt origination mainly in the U.S. and Canada.

Q2 2014 vs. Q1 2014

Total revenue decreased $184 million or 2% from the prior quarter, mainly due to the change in fair value of investments backing our policyholder liabilities resulting from the increase in long-term interest rates, largely offset in PBCAE. The negative impact of seasonal factors, including fewer days in the quarter in our banking businesses, and lower loan syndication activity also contributed to the decrease. These factors were partially offset by higher equities trading revenue and the impact of foreign exchange translation. In addition, the prior quarter was favourably impacted by revenue from two new U.K. annuity contracts.

Q2 2014 vs. Q2 2013 (Six months ended)

Total revenue increased $1,149 million or 7%, primarily due to the impact of foreign exchange translation which increased our total revenue by $504 million and higher average fee-based client assets resulting from capital appreciation and strong net sales in Wealth Management. Solid volume growth across all businesses in Canadian Banking, higher trading revenue, and the inclusion of our acquisition of Ally Canada also contributed to the increase. These factors were partially offset by lower loan syndication activity. In addition, our prior year revenue was favourably impacted by the disposition of our London Metal Exchange (LME) shares.

(2)	Effective the second quarter of 2014, we prospectively adopted the own credit provisions of IFRS 9 Financial Instruments with an initial application date of November 1, 2013. Changes in fair value in our financial liabilities designated as at fair value through profit or loss (FVTPL) attributable to changes in credit risk are now recorded in other comprehensive income (OCI). For further details, refer to Note 2 of our Condensed Financial Statements.

Provision for credit losses

Q2 2014 vs. Q2 2013

Total PCL decreased $43 million or 15% from a year ago, mainly due to lower provisions in Capital Markets and Canadian Banking, partially offset by higher provisions in Caribbean Banking.

Q2 2014 vs. Q1 2014

Total PCL decreased $48 million or 16% from the prior quarter, mainly due to lower provisions in Canadian Banking and Wealth Management, partially offset by higher provisions in Capital Markets and Caribbean Banking.

Q2 2014 vs. Q2 2013 (Six months ended)

Total PCL decreased $100 million or 16% from the prior year, mainly due to lower provisions in Capital Markets.

For further details on PCL, refer to the Credit quality performance section.

Insurance policyholder benefits, claims and acquisition expense

Q2 2014 vs. Q2 2013

PBCAE decreased $108 million or 12% from a year ago, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue. This factor was partially offset by the impact of foreign exchange translation and higher claims costs in International Insurance products.

Q2 2014 vs. Q1 2014

PBCAE decreased $152 million or 15% from the prior quarter, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue. Lower claims costs in Canadian insurance products this quarter and two new U.K. annuity contracts in the prior quarter also contributed to the decrease.

Q2 2014 vs. Q2 2013 (Six months ended)

PBCAE increased $169 million or 10% from the prior year, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue. The two new U.K. annuity contracts and the impact of foreign exchange translation also contributed to the increase.

Non-interest expense

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	April 30 2013
Salaries	$1,185	$1,200	$1,159	$2,385	$2,275
Variable compensation	1,104	1,108	963	2,212	2,045
Benefits and retention compensation	396	431	374	827	744
Share-based compensation	49	111	76	160	157
Human resources	$2,734	$2,850	$2,572	$5,584	$5,221
Other expenses	1,592	1,531	1,437	3,123	2,831
Non-interest expense	$4,326	$4,381	$4,009	$8,707	$8,052

8        Royal Bank of Canada        Second Quarter 2014

Q2 2014 vs. Q2 2013

Non-interest expense increased $317 million or 8%, primarily reflecting the impact of foreign exchange translation of $164 million and higher variable compensation driven by higher results in Capital Markets and higher revenue in Wealth Management. Higher costs in support of business growth, and higher litigation provisions and related legal costs in Capital Markets also contributed to the increase. These factors were partially offset by continuing benefits from our efficiency management activities. In addition, the prior year was unfavourably impacted by a restructuring charge of $44 million related to the integration of Investor Services, primarily in Europe.

Q2 2014 vs. Q1 2014

Non-interest expense decreased $55 million or 1%, as the prior quarter included a loss of $60 million related to the sale of RBC Jamaica, as well as a provision of $40 million related to post-employment benefits and restructuring charges in the Caribbean. The impact of seasonal factors, including fewer days in the current quarter also contributed to the decrease. These factors were partially offset by higher litigation provisions and related legal costs in Capital Markets, the impact of foreign exchange translation, and higher marketing costs related to our Olympic sponsorship.

Q2 2014 vs. Q2 2013 (Six months ended)

Non-interest expense increased $655 million or 8%, primarily reflecting the impact of foreign exchange translation of $307 million, higher variable compensation driven by higher revenue in Wealth Management and higher earnings in Capital Markets, and higher costs in support of business growth. The loss related to the sale of RBC Jamaica, as well as the provision related to post-employment benefits and restructuring charges in the Caribbean, both noted above, also contributed to the increase. These factors were partially offset by continuing benefits from our efficiency management activities. In addition, the prior year was unfavourably impacted by the restructuring charge related to the integration of Investor Services as noted above.

Income taxes

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	April 30 2013
Net income before income taxes	$2,870	$2,799	$2,483	$5,669	$5,244
Income taxes	$669	$707	$574	$1,376	$1,288
Effective income tax rate (1)	23.3%	25.3%	23.1%	24.3%	24.6%
(1)	Total income taxes as a percentage of net income before income taxes.

Q2 2014 vs. Q2 2013

Income tax expense increased $95 million or 17%, and the effective income tax rate of 23.3% increased 20 bps from 23.1% in the prior year.

Q2 2014 vs. Q1 2014

Income tax expense decreased $38 million or 5%, and the effective income tax rate of 23.3% decreased 200 bps from 25.3% in the prior quarter, largely due to lower unfavourable tax adjustments and higher income from tax advantaged sources. The prior quarter was unfavourably impacted by the loss related to the sale of RBC Jamaica.

Q2 2014 vs. Q2 2013 (Six months ended)

Income tax expense increased $88 million or 7%, mainly due to higher earnings before tax. The effective income tax rate of 24.3% decreased 30 bps from 24.6%, primarily due to lower earnings in higher tax rate jurisdictions, partially offset by higher unfavourable tax adjustments.

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid and remain unchanged from October 31, 2013. For further details, refer to the How we measure and report our business segments section of our 2013 Annual Report.

Key performance and non-GAAP measures

Performance measures

Return on common equity (ROE)

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income and ROE. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors. For further details, refer to the Key performance and non-GAAP measures section of our 2013 Annual Report.

Royal Bank of Canada        Second Quarter 2014        9

The following table provides a summary of our ROE calculation:

	For the three months ended
	April 30 2014							January 31 2014	April 30 2013
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$1,096	$272	$152	$108	$491	$4	$2,123	$2,005	$1,821
Total average common equity (1), (2)	$14,750	$5,500	$1,500	$2,200	$13,950	$7,650	$45,550	$44,050	$39,850
ROE (3)	30.5%	20.2%	42.1%	20.1%	14.5%	n.m.	19.1%	18.1%	18.7%

	For the six months ended
	April 30 2014							April 30 2013
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$2,144	$499	$307	$211	$977	$(10)	$4,128	$3,778
Total average common equity (1), (2)	$14,850	$5,450	$1,500	$2,150	$13,650	$7,150	$44,750	$39,350
ROE (3)	29.1%	18.4%	41.3%	19.9%	14.5%	n.m.	18.6%	19.4%
(1)	Average common equity represent rounded figures.
(2)	The amounts for the segments are referred to as attributed capital or economic capital.
(3)	Calculated under Basel lll, including comparative periods. ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Non-GAAP measures

Economic profit

Economic profit is net income excluding the after-tax effect of amortization of other intangibles less a capital charge for use of attributed capital. It measures the return generated by our businesses in excess of our cost of capital, thus enabling users to identify relative contributions to shareholder value. Economic profit is a non-GAAP measure, does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The capital charge includes a charge for common equity and preferred shares. Effective the first quarter of 2014, we revised our cost of equity to 9.0% from 8.5% in 2013, largely as a result of higher long-term interest rates.

The following table provides a summary of our Economic profit:

	For the three months ended
	April 30 2014							January 31 2014	April 30 2013
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income	$1,115	$278	$154	$112	$507	$35	$2,201	$2,092	$1,909
add: Non-controlling interests	(2)	–	–	(1)	–	(23)	(26)	(25)	(24)
After-tax effect of amortization of other intangibles	7	17	–	6	–	1	31	33	29
Adjusted net income	$1,120	$295	$154	$117	$507	$13	$2,206	$2,100	$1,914
less: Capital charge	342	127	35	52	323	173	1,052	1,061	889
Economic profit	$778	$168	$119	$65	$184	$(160)	$1,154	$1,039	$1,025

	For the six months ended
	April 30 2014							April 30 2013
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income	$2,186	$513	$311	$218	$1,012	$53	$4,293	$3,956
add: Non-controlling interests	(4)	–	–	(1)	–	(46)	(51)	(49)
After-tax effect of amortization of other intangibles	14	37	–	11	–	2	64	56
Adjusted net income	$2,196	$550	$311	$228	$1,012	$9	$4,306	$3,963
less: Capital charge	701	257	71	101	642	341	2,113	1,788
Economic profit	$1,495	$293	$240	$127	$370	$(332)	$2,193	$2,175

10        Royal Bank of Canada        Second Quarter 2014

Personal & Commercial Banking

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	April 30 2013
Net interest income	$2,378	$2,443	$2,270	$4,821	$4,584
Non-interest income	928	968	877	1,896	1,755
Total revenue	3,306	3,411	3,147	6,717	6,339
PCL	231	274	253	505	494
Non-interest expense	1,572	1,673	1,506	3,245	2,980
Net income before income taxes	1,503	1,464	1,388	2,967	2,865
Net income	$1,115	$1,071	$1,039	$2,186	$2,143
Revenue by business
Canadian Banking	$3,093	$3,178	$2,950	$6,271	$5,939
Caribbean & U.S. Banking	213	233	197	446	400
Selected balances and other information
ROE	30.5%	27.7%	29.5%	29.1%	31.9%
NIM (1)	2.80%	2.79%	2.74%	2.80%	2.77%
Efficiency ratio (2)	47.5%	49.0%	47.9%	48.3%	47.0%
Operating leverage	0.7%	(6.6)%	(0.7)%	(2.9)%	0.6%
Effective income tax rate	25.8%	26.8%	25.1%	26.3%	25.2%
Average total earning assets (3)	$347,800	$347,200	$339,300	$347,500	$333,200
Average loans and acceptances (3)	348,600	347,300	337,800	347,900	332,100
Average deposits	275,800	275,100	260,800	275,500	258,100
AUA (4)	207,400	198,400	185,800	207,400	185,800
PCL on impaired loans as a % of average net loans and acceptances	0.27%	0.31%	0.31%	0.29%	0.30%

	For the three months ended		For the six months ended
Estimated impact of U.S. dollar and Trinidad & Tobago dollar (TTD) translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	Q2 2014 vs. Q2 2013	Q2 2014 vs. Q1 2014	Q2 2014 vs. Q2 2013
Increase (decrease):
Total revenue	$15	$4	$31
Non-interest expense	9	2	29
Net income	3	1	(2)
Percentage change in average US$ equivalent of C$1.00	(8)%	(2)%	(8)%
Percentage change in average TTD equivalent of C$1.00	(7)%	(2)%	(7)%

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended April 30, 2014 of $52.7 billion and $8.3 billion, respectively (January 31, 2014 – $52.9 billion and $7.2 billion; April 30, 2013 – $46.5 billion and $7.2 billion).
(4)	AUA includes securitized residential mortgages and credit card loans as at April 30, 2014 of $23.9 billion and $8.3 billion respectively (January 31, 2014 – $25.1 billion and $7.2 billion; April 30, 2013 — $28.6 billion and $7.2 billion).

Q2 2014 vs. Q2 2013

Net income increased $76 million or 7% compared to the prior year largely reflecting volume growth across most of our domestic businesses and lower PCL in Canada. These factors were partially offset by higher costs in support of business growth.

Total revenue increased $159 million or 5%.

Canadian Banking revenue increased $143 million or 5%, resulting from volume growth across most businesses, and higher mutual fund distribution fees.

Caribbean & U.S. Banking revenue was up $16 million or 8% mainly due to the impact of foreign exchange translation, and the implementation of full-service pricing across the Caribbean.

Net interest margin increased 6 bps, reflecting favourable funding mix partially offset by competitive pricing pressures. The prior year was unfavourably impacted by accounting volatility.

PCL decreased $22 million, with the PCL ratio decreasing 4 bps, primarily due to lower provisions in our commercial lending portfolios in Canada, partially offset by higher provisions in our Caribbean portfolios. For further details, refer to the Credit quality performance section.

Non-interest expense increased $66 million or 4%, compared to the prior year, largely due to higher costs in support of business growth, higher marketing costs related to our Olympic sponsorship, and the impact of foreign exchange translation. These factors were partially offset by continuing benefits from our efficiency management activities.

Q2 2014 vs. Q1 2014

Net income increased $44 million or 4%, as the prior quarter included a loss of $60 million (before- and after-tax) related to the sale of RBC Jamaica, as well as a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean. In addition, the current quarter was favourably impacted by lower PCL in Canada. These factors were largely offset by the negative impact of seasonal factors, including fewer days in the quarter and increased marketing costs related to our Olympic sponsorship.

Net interest margin increased 1 bp primarily due to favourable funding mix.

Q2 2014 vs. Q2 2013 (Six months ended)

Net income increased $43 million or 2%, reflecting solid volume growth across all businesses in Canada and the inclusion of our acquisition of Ally Canada. These factors were partially offset by the loss related to the sale of RBC Jamaica and the provision related to post-employment benefits and restructuring charges in the Caribbean, both noted above, as well as higher costs in support of business growth.

Royal Bank of Canada        Second Quarter 2014        11

Total revenue increased $378 million or 6%, largely due to solid volume growth across our domestic businesses, the inclusion of our acquisition of Ally Canada, higher mutual fund distribution fees, the impact of foreign exchange translation, and higher foreign exchange revenue.

PCL increased $11 million, with the PCL ratio decreasing 1 bp. For further details, refer to the Credit quality performance section.

Non-interest expense increased $265 million or 9%, primarily due to the loss related to the sale of RBC Jamaica and the provision related to post-employment benefits and restructuring charges in the Caribbean, both noted above, higher costs in support of business growth, the impact of foreign exchange translation, and higher marketing costs related to our Olympic sponsorship. These factors were partially offset by continuing benefits from our efficiency management activities.

Canadian Banking

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	April 30 2013
Net interest income	$2,236	$2,296	$2,138	$4,532	$4,307
Non-interest income	857	882	812	1,739	1,632
Total revenue	3,093	3,178	2,950	6,271	5,939
PCL	204	258	233	462	446
Non-interest expense	1,392	1,390	1,339	2,782	2,652
Net income before income taxes	1,497	1,530	1,378	3,027	2,841
Net income	$1,110	$1,137	$1,024	$2,247	$2,114
Revenue by business
Personal Financial Services	$1,780	$1,805	$1,677	$3,585	$3,360
Business Financial Services	737	758	721	1,495	1,459
Cards and Payment Solutions	576	615	552	1,191	1,120
Selected balances and other information
ROE	37.7%	36.7%	35.9%	37.2%	39.1%
NIM (1)	2.74%	2.73%	2.68%	2.73%	2.70%
Efficiency ratio (2)	45.0%	43.7%	45.4%	44.4%	44.7%
Operating leverage	0.9%	0.5%	(0.4)%	0.7%	0.9%
Effective income tax rate	25.9%	25.7%	25.7%	25.8%	25.6%
Average total earning assets (3)	$334,900	$334,200	$327,200	$334,500	$321,300
Average loans and acceptances (3)	341,000	339,600	330,600	340,300	324,800
Average deposits	260,600	259,800	246,800	260,200	244,300
AUA (4)	198,400	189,200	177,500	198,400	177,500
PCL on impaired loans as a % of average net loans and acceptances	0.25%	0.30%	0.29%	0.27%	0.28%

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended April 30, 2014 of $52.7 billion and $8.3 billion, respectively (January 31, 2014 – $52.9 billion and $7.2 billion; April 30, 2013 – $46.5 billion and $7.2 billion).
(4)	AUA includes securitized residential mortgages and credit card loans as at April 30, 2014 of $23.9 billion and $8.3 billion respectively (January 31, 2014 – $25.1 billion and $7.2 billion; April 30, 2013 – $28.6 billion and $7.2 billion).

Q2 2014 vs. Q2 2013

Net income increased $86 million or 8%, reflecting volume growth across most businesses and lower PCL. This was partially offset by higher costs in support of business growth.

Total revenue increased $143 million or 5%.

Personal Financial Services revenue increased $103 million or 6% primarily due to volume growth in residential mortgages, personal deposits and personal loans, and higher mutual fund distribution fees.

Business Financial Services revenue increased $16 million or 2%, largely reflecting solid volume growth in business deposits and loans, partially offset by spread compression due to competitive pressures.

Cards and Payment Solutions revenue increased $24 million or 4% due to higher credit card spreads, transaction volumes, and loan balances.

Net interest margin increased 6 bps compared to the prior year, as favourable funding mix was partially offset by spread compression due to competitive pricing pressures. The prior year was unfavourably impacted by accounting volatility.

PCL decreased $29 million, with the PCL ratio decreasing 4 bps, reflecting lower provisions in our commercial lending portfolio.

Non-interest expense increased $53 million or 4%, mainly reflecting higher costs in support of business growth, and increased marketing costs related to our Olympic sponsorship. These factors were partially offset by continuing benefits from our efficiency management activities.

Q2 2014 vs. Q1 2014

Net income decreased $27 million or 2%, mainly due to the negative impact of seasonal factors, including fewer days in the quarter, and higher marketing costs related to our Olympic sponsorship. These factors were partially offset by lower PCL compared to the prior quarter.

Net interest margin increased 1 bp primarily due to favourable funding mix.

Q2 2014 vs. Q2 2013 (Six months ended)

Net income increased $133 million or 6%, primarily due to solid volume growth across all businesses, and the inclusion of our acquisition of Ally Canada. These factors were partially offset by higher costs in support of business growth and higher PCL.

Total revenue increased $332 million or 6%, largely reflecting solid volume growth across all businesses, the inclusion of our acquisition of Ally Canada and higher mutual fund distribution fees.

12        Royal Bank of Canada        Second Quarter 2014

PCL increased $16 million, with the PCL ratio decreasing 1 bp, mostly due to higher provisions in our personal loans portfolio, partially offset by lower provisions in our credit card and commercial lending portfolios.

Non-interest expense increased $130 million or 5%, mostly due to higher costs in support of business growth including higher staff costs, a litigation provision, and higher marketing costs related to our Olympic sponsorship. These factors were partially offset by continuing benefits from our efficiency management activities.

Wealth Management

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	April 30 2013
Net interest income	$118	$111	$93	$229	$189
Non-interest income
Fee-based revenue	997	1,017	835	2,014	1,663
Transactional and other revenue	439	407	417	846	833
Total revenue	1,554	1,535	1,345	3,089	2,685
PCL	–	19	(1)	19	(1)
Non-interest expense	1,173	1,191	1,039	2,364	2,066
Net income before income taxes	381	325	307	706	620
Net income	$278	$235	$222	$513	$451
Revenue by business
Canadian Wealth Management	$528	$520	$465	$1,048	$921
U.S. & International Wealth Management	609	582	542	1,191	1,077
U.S. & International Wealth Management (US$ millions)	553	539	532	1,092	1,069
Global Asset Management (1)	417	433	338	850	687
Selected balances and other information
ROE	20.2%	16.6%	16.2%	18.4%	16.3%
Pre-tax margin (2)	24.5%	21.2%	22.8%	22.9%	23.1%
Number of advisors (3)	4,396	4,371	4,415	4,396	4,415
Average loans and acceptances	$15,700	$14,600	$11,500	$15,100	$11,300
Average deposits	36,200	34,800	32,000	35,500	31,200
AUA – total	690,800	675,300	604,500	690,800	604,500
– U.S. & International Wealth Management	417,900	414,800	366,900	417,900	366,900
– U.S. & International Wealth Management (US$ millions)	381,300	372,400	364,200	381,300	364,200
AUM	426,300	411,500	369,500	426,300	369,500
Average AUA	690,300	663,000	607,500	676,700	596,700
Average AUM	423,200	402,000	367,100	412,700	357,300

	For the three months ended		For the six months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	Q2 2014 vs. Q2 2013	Q2 2014 vs. Q1 2014	Q2 2014 vs. Q2 2013
Increase (decrease):
Total revenue	$67	$18	$128
Non-interest expense	56	15	107
Net income	7	2	14
Percentage change in average US$ equivalent of C$1.00	(8)%	(2)%	(8)%
Percentage change in average British pound equivalent of C$1.00	(16)%	(4)%	(13)%
Percentage change in average Euro equivalent of C$1.00	(13)%	(4)%	(12)%

(1)	Effective the first quarter of 2014, BlueBay results are no longer reported on a one-month lag. As a result, the first quarter of 2014 included four months of results from BlueBay.
(2)	Pre-tax margin is defined as Net income before income taxes divided by Total revenue.
(3)	Represents client-facing advisors across all our wealth management businesses.

Q2 2014 vs. Q2 2013

Net income increased $56 million or 25% from a year ago, mainly due to higher average fee-based client assets.

Total revenue increased $209 million or 16%.

Canadian Wealth Management revenue increased $63 million or 14%, mainly due to higher average fee-based client assets resulting from capital appreciation and net sales.

U.S. & International Wealth Management revenue increased $67 million or 12%. In U.S. dollars, revenue increased $21 million or 4%, mainly due to higher average fee-based client assets resulting from capital appreciation and net sales.

Global Asset Management revenue increased $79 million or 23%, mainly due to higher average fee-based client assets reflecting capital appreciation and strong net sales, and the impact of foreign exchange translation.

Non-interest expense increased $134 million or 13%, mainly due to the impact of foreign exchange translation, increased staff levels and infrastructure investments in support of business growth and higher variable compensation driven by higher revenue.

Q2 2014 vs. Q1 2014

Net income increased $43 million or 18% as compared to the prior quarter, mainly due to higher average fee-based client assets resulting from capital appreciation and net sales. Last quarter also included PCL on a few accounts.

Royal Bank of Canada        Second Quarter 2014        13

Q2 2014 vs. Q2 2013 (Six months ended)

Net income increased $62 million or 14%, mainly due to higher average fee-based client assets.

Total revenue increased $404 million or 15%, mainly due to higher average fee-based client assets resulting from capital appreciation and strong net sales, and the impact of foreign exchange translation.

PCL increased $20 million due to provisions on a few accounts.

Non-interest expense increased $298 million or 14%, mainly due to the impact of foreign exchange translation, higher variable compensation driven by higher revenue, and higher staff levels and infrastructure investments in support of business growth.

Insurance

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	April 30 2013
Non-interest income
Net earned premiums	$926	$953	$894	$1,879	$1,807
Investment income (1)	138	260	291	398	330
Fee income	61	69	61	130	130
Total revenue	1,125	1,282	1,246	2,407	2,267
Insurance policyholder benefits and claims (1)	728	884	821	1,612	1,408
Insurance policyholder acquisition expense	102	98	117	200	235
Non-interest expense	140	147	135	287	271
Net income before income taxes	155	153	173	308	353
Net income	$154	$157	$164	$311	$328
Revenue by business
Canadian Insurance	$624	$770	$790	$1,394	$1,327
International Insurance	501	512	456	1,013	940
Selected balances and other information
ROE	42.1%	40.5%	45.8%	41.3%	44.3%
Premiums and deposits (2)	$1,260	$1,276	$1,177	$2,536	$2,372
Fair value changes on investments backing policyholder liabilities (1)	18	123	170	141	90

	For the three months ended		For the six months ended
Estimated impact of U.S. dollar and British pound translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	Q2 2014 vs. Q2 2013	Q2 2014 vs. Q1 2014	Q2 2014 vs. Q2 2013
Increase (decrease):
Total revenue	$24	$6	$41
PBCAE	25	6	42
Non-interest expense	–	–	–
Net income	(1)	–	(1)
Percentage change in average US$ equivalent of C$1.00	(8)%	(2)%	(8)%
Percentage change in average British pound equivalent of C$1.00	(16)%	(4)%	(13)%

(1)	Investment income can experience volatility arising from fluctuation in the fair value of FVTPL assets. The investments which support policyholder liabilities are predominantly fixed income assets designated as at FVTPL. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statement of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q2 2014 vs. Q2 2013

Net income decreased $10 million or 6% from a year ago mainly due to higher claims costs in our International Insurance products.

Total revenue decreased $121 million or 10% as compared to the prior year.

Canadian Insurance revenue decreased $166 million or 21%, mainly due to the change in fair value of investments backing our policyholder liabilities resulting from the increase in long-term interest rate, largely offset in PBCAE.

International Insurance revenue increased $45 million or 10%, mainly due to the impact of foreign exchange translation and volume growth in our European life products.

PBCAE decreased $108 million or 12%, largely due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue. This factor was partially offset by the impact of foreign exchange translation and higher claims costs in International Insurance products.

Non-interest expense increased $5 million or 4%, primarily due to higher staff costs in support of business growth, partially offset by continuing benefits from our efficiency management activities.

Q2 2014 vs. Q1 2014

Net income was relatively flat compared to the prior quarter as lower net claims costs in Canadian Insurance products were mostly offset by earnings in the prior quarter from two new U.K. annuity contracts.

Q2 2014 vs. Q2 2013 (Six months ended)

Net income decreased $17 million or 5%, as earnings from two new U.K. annuity contracts were more than offset by higher net claims costs in Canadian Insurance products.

Total revenue increased $140 million or 6%, mainly due to earnings from two new U.K. annuity contracts. The change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE, and the impact of foreign exchange translation also contributed to the increase.

14        Royal Bank of Canada        Second Quarter 2014

PBCAE increased $169 million or 10%, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue. The two new U.K. annuity contracts and the impact of foreign exchange translation also contributed to the increase.

Non-interest expense increased $16 million or 6%, mainly due to higher costs in support of business growth, partially offset by continuing benefits from our efficiency management activities.

Investor & Treasury Services

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	April 30 2013
Net interest income	$184	$183	$162	$367	$337
Non-interest income	292	269	290	561	565
Total revenue	476	452	452	928	902
Non-interest expense	325	310	366	635	708
Net income before income taxes	151	142	86	293	194
Net income	$112	$106	$65	$218	$144
Selected balances and other information
ROE	20.1%	19.7%	13.1%	19.9%	14.2%
Average deposits	$112,500	$113,000	$104,800	$112,800	$102,900
Client deposits	42,200	40,800	36,000	41,500	34,100
Wholesale funding deposits	70,300	72,200	68,800	71,300	68,800
AUA	3,482,700	3,426,000	3,112,300	3,482,700	3,112,300
Average AUA	3,461,900	3,344,000	2,997,100	3,402,900	2,962,600

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended		For the six months ended
	Q2 2014 vs. Q2 2013	Q2 2014 vs. Q1 2014	Q2 2014 vs. Q2 2013
Increase (decrease):
Total revenue	$28	$8	$49
Non-interest expense	24	6	38
Net income	2	1	7
Percentage change in average US$ equivalent of C$1.00	(8)%	(2)%	(8)%
Percentage change in average British pound equivalent of C$1.00	(16)%	(4)%	(13)%
Percentage change in average Euro equivalent of C$1.00	(13)%	(4)%	(12)%

Q2 2014 vs. Q2 2013

Net income increased $47 million or 72%. Excluding a restructuring charge in the prior year of $44 million ($31 million after-tax) related to the integration of Investor Services, primarily in Europe(1), net income increased $16 million or 17%, reflecting continuing benefits from our efficiency management activities and higher net interest income resulting from growth in client deposits.

Total revenue increased $24 million or 5%, mainly due to the impact of foreign exchange translation and higher net interest income resulting from growth in client deposits. These factors were partially offset by a decrease in custodial fees and lower foreign exchange revenue in Investor Services resulting from lower transaction volumes.

Non-interest expense decreased $41 million or 11%. Excluding the restructuring charge in the prior year(1), non-interest expense increased $3 million or 1% as continuing benefits from our efficiency management activities were more than offset by the impact of foreign exchange translation.

Q2 2014 vs. Q1 2014

Net income increased $6 million or 6%, mainly related to higher net interest income resulting from growth in client deposits and an increase in custodial fees. These factors were partially offset by lower foreign exchange revenue resulting from decreased volatility in the foreign exchange forwards market.

Q2 2014 vs. Q2 2013 (Six months ended)

Net income increased $74 million or 51%. Excluding the restructuring charge in the prior year(1), net income increased $43 million or 25%, largely due to continuing benefits from our efficiency management activities and higher net interest income resulting from growth in client deposits. These factors were partially offset by lower funding and liquidity revenue.

Total revenue increased $26 million or 3%, mainly reflecting the impact of foreign exchange translation and higher net interest income resulting from growth in client deposits. These factors were partially offset by lower funding and liquidity revenue, a decrease in custodial fees, and lower foreign exchange revenue in Investor Services.

Non-interest expense decreased $73 million or 10%. Excluding the restructuring charge in the prior year(1), non-interest expense decreased $29 million or 4%, largely reflecting continuing benefits from our efficiency management activities and a one-time legal recovery. These factors were partially offset by the impact of foreign exchange translation.

(1)	Results excluding the restructuring charge in the prior year are non-GAAP measures. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We believe that excluding this specified item is more reflective of ongoing operating results, will provide readers with a better understanding of management’s perspective and should enhance comparability of the financial performance for the three and six month periods ended April 30, 2014 with the corresponding periods in the prior year and the three month period ended April 30, 2013.

Royal Bank of Canada        Second Quarter 2014        15

Capital Markets

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	April 30 2013
Net interest income (1)	$848	$761	$713	$1,609	$1,451
Non-interest income	1,024	1,049	849	2,073	2,018
Total revenue (1)	1,872	1,810	1,562	3,682	3,469
PCL	13	(2)	40	11	149
Non-interest expense	1,111	1,065	958	2,176	2,012
Net income before income taxes	748	747	564	1,495	1,308
Net income	$507	$505	$383	$1,012	$845
Revenue by business
Corporate and Investment Banking	$800	$826	$719	$1,626	$1,559
Global Markets	1,071	989	817	2,060	1,852
Other	1	(5)	26	(4)	58
Selected balances and other information
ROE	14.5%	14.5%	14.0%	14.5%	15.1%
Total assets	$384,400	$376,000	$374,800	$380,100	$371,000
Average trading securities	106,100	100,700	104,000	103,300	101,900
Average loans and acceptances	63,800	60,600	54,000	62,200	53,300
Average deposits	42,600	39,400	35,100	40,900	33,800
PCL on impaired loans as a % of average net loans and acceptances	0.08%	(0.01)%	0.31%	0.04%	0.56%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended		For the six months ended
	Q2 2014 vs. Q2 2013	Q2 2014 vs. Q1 2014	Q2 2014 vs. Q2 2013
Increase (decrease):
Total revenue	$154	$42	$257
Non-interest expense	111	28	190
Net income	26	8	40
Percentage change in average US$ equivalent of C$1.00	(8)%	(2)%	(8)%
Percentage change in average British pound equivalent of C$1.00	(16)%	(4)%	(13)%
Percentage change in average Euro equivalent of C$1.00	(13)%	(4)%	(12)%

(1)	The teb adjustment for the three months ended April 30, 2014 was $122 million (January 31, 2014 – $95 million, April 30, 2013 – $101 million). For further discussion, refer to the How we measure and report our business segments section of our 2013 Annual Report.

Q2 2014 vs. Q2 2013

Net income increased $124 million or 32%, driven primarily by strong revenue growth across our trading and corporate and investment banking businesses and the impact of foreign exchange translation. These factors were partially offset by higher variable compensation on higher results.

Total revenue increased $310 million or 20%.

Corporate and Investment Banking revenue increased $81 million or 11%, largely due to strong growth in lending mainly in the U.S., higher M&A primarily in the U.S. and Asia Pacific, and the impact of foreign exchange translation. These factors were partially offset by lower loan syndication activity.

Global Markets revenue increased $254 million or 31%, mainly due to higher equity and fixed income trading revenue and higher debt origination driven by higher client activity and improved market conditions and the impact of foreign exchange translation. In addition, trading revenue in the current quarter included a favourable accounting adjustment related to fair value adjustments on certain RBC debt(2).

Other revenue decreased $25 million, mainly due to lower gains on certain legacy portfolios.

PCL decreased $27 million, mainly due to a provision on a single account as compared to provisions in the prior year related to a couple of accounts. For further details, refer to the Credit quality performance section.

Non-interest expense increased $153 million or 16%, largely due to higher variable compensation on higher results and the impact of foreign exchange translation. Higher litigation provisions and related legal costs also contributed to the increase. These factors were partially offset by continuing benefits from our efficiency management activities.

Q2 2014 vs. Q1 2014

Net income was flat compared to the prior quarter. Higher equity trading revenue and higher debt origination reflecting strong issuance activity mainly in the U.S, was largely offset by lower loan syndication activity in the U.S. and Canada, and higher litigation provisions and related legal costs.

Q2 2014 vs. Q2 2013 (Six months ended)

Net income increased $167 million or 20%, mainly due to solid growth in our trading and lending businesses and the impact of foreign exchange translation. Lower PCL and a lower effective tax rate in the current year of 32% compared to 35% in the prior year also contributed to the increase. These factors were partially offset by higher litigation provisions and related legal costs.

(2)	Effective the second quarter of 2014, we prospectively adopted the own credit provisions of IFRS 9 Financial Instruments with an initial application date of November 1, 2013. Changes in fair value in our financial liabilities designated as at FVTPL attributable to changes in credit risk are now recorded in OCI. For further details, refer to Note 2 of our Condensed Financial Statements.

16        Royal Bank of Canada        Second Quarter 2014

Total revenue increased $213 million or 6%, primarily due to the impact of foreign exchange translation and higher trading revenue driven by higher client activity and improved market conditions. Solid growth in lending mainly in the U.S. also contributed to the increase. These factors were partially offset by lower loan syndication activity. In addition, our prior year revenue was favourably impacted by the disposition of our LME shares.

PCL decreased $138 million, mainly reflecting a provision taken on a single account compared to higher provisions on a few accounts in the prior year.

Non-interest expense increased $164 million or 8%, mainly due to the impact of foreign exchange translation, higher litigation provisions and related legal costs and higher variable compensation on higher results. These factors were partially offset by continuing benefits from our efficiency management activities.

Corporate Support

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	April 30 2013
Net interest income (loss) (1)	$(79)	$(38)	$(16)	$(117)	$(55)
Non-interest income (loss)	16	2	(19)	18	(32)
Total revenue (1)	(63)	(36)	(35)	(99)	(87)
PCL	–	1	(5)	1	(6)
Non-interest expense	5	(5)	5	–	15
Net income (loss) before income taxes (1)	(68)	(32)	(35)	(100)	(96)
Income taxes (recoveries) (1)	(103)	(50)	(71)	(153)	(141)
Net income (2)	$35	$18	$36	$53	$45

(1)	Teb adjusted.
(2)	Net income reflects income attributable to both shareholders and Non-Controlling Interests (NCI). Net income attributable to NCI for the three months ended April 30, 2014 was $23 million (January 31, 2014 – $23 million; April 30, 2013 – $24 million). For the six months ended April 30, 2014 was $46 million (April 30, 2013 – $47 million).

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Net interest income (loss) and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest income (loss) was offset by an equivalent increase in income taxes (recoveries). The teb amount for the three months ended April 30, 2014 was $122 million as compared to $95 million in the prior quarter and $101 million in the prior year period. For the six months ended April 30, 2014, the amount was $217 million as compared to $191 million in the prior year. For further discussion, refer to the How we measure and report our business segments section of our 2013 Annual Report.

In addition to the teb impacts noted above, the following identifies the other material items affecting the reported results in each period.

Q2 2014

Net income was $35 million largely reflecting asset/liability management activities and gains on private equity investments.

Q1 2014

Net income was $18 million largely reflecting asset/liability management activities.

Q2 2013

Net income was $36 million largely reflecting asset/liability management activities, partially offset by net unfavourable tax adjustments.

Q2 2014 (Six months ended)

Net income was $53 million largely reflecting asset/liability management activities and gains on private equity investments.

Q2 2013 (Six months ended)

Net income was $45 million largely reflecting asset/liability management activities, partially offset by net unfavourable tax adjustments.

Royal Bank of Canada        Second Quarter 2014        17

Quarterly results and trend analysis

Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other foreign currencies. The following table summarizes our results for the last eight quarters (the period):

	2014		2013				2012
(Millions of Canadian dollars, except per share and percentage amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Continuing operations
Net interest income	$3,449	$3,460	$3,351	$3,392	$3,222	$3,284	$3,174	$3,273
Non-interest income	4,821	4,994	4,568	3,776	4,495	4,574	4,294	4,290
Total revenue	$8,270	$8,454	$7,919	$7,168	$7,717	$7,858	$7,468	$7,563
PCL	244	292	334	267	287	349	361	324
PBCAE	830	982	878	263	938	705	770	1,000
Non-interest expense	4,326	4,381	4,151	3,991	4,009	4,043	3,854	3,586
Net income before income taxes	$2,870	$2,799	$2,556	$2,647	$2,483	$2,761	$2,483	$2,653
Income taxes	669	707	455	362	574	714	584	408
Net income	$2,201	$2,092	$2,101	$2,285	$1,909	$2,047	$1,899	$2,245
EPS – basic	$1.47	$1.39	$1.40	$1.52	$1.26	$1.35	$1.25	$1.49
– diluted	1.47	1.38	1.39	1.51	1.25	1.34	1.24	1.48
Segments – net income (loss)
Personal & Commercial Banking	$1,115	$1,071	$1,070	$1,167	$1,039	$1,104	$1,026	$1,093
Wealth Management	278	235	202	233	222	229	204	154
Insurance	154	157	107	160	164	164	195	178
Investor & Treasury Services	112	106	91	104	65	79	71	69
Capital Markets	507	505	469	386	383	462	409	427
Corporate Support	35	18	162	235	36	9	(6)	324
Net income – total	$2,201	$2,092	$2,101	$2,285	$1,909	$2,047	$1,899	$2,245
Effective income tax rate	23.3%	25.3%	17.8%	13.7%	23.1%	25.9%	23.5%	15.4%
Period average US$ equivalent of C$1.00	$0.907	$0.926	$0.960	$0.963	$0.982	$1.005	$1.011	$0.982

(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.

Notable items affecting our consolidated results

•	In the first quarter of 2014, our results included a loss of $60 million (before- and after-tax) related to the sale of RBC Jamaica, as well as a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean.
•	In the fourth quarter of 2013, our results included a charge of $160 million ($118 million after-tax) as a result of a new tax legislation in Canada, which affects the policyholders’ tax treatment of certain individual life insurance policies, as well as net favourable income tax adjustments including a $124 million income tax adjustment related to prior years.
•	In the third quarter of 2013, our results included net favourable income tax adjustments including a $90 million income tax adjustment related to the prior year.
•	In the second quarter of 2013, our results included a restructuring charge of $44 million ($31 million after-tax) related to the integration of Investor Services, primarily in Europe.
•	In the third quarter of 2012, our results included a release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid due to the settlement of several tax matters with the CRA, as well as a favourable adjustment of $125 million ($92 million after-tax) resulting from a change in methodology with respect to the timing of recognition of mortgage prepayment interest, and a loss of $12 million ($11 million after-tax) related to the acquisition of the remaining 50% stake of RBC Dexia.

Trend analysis

Economic conditions in Canada and the U.S. generally continued to improve modestly over the period supported by low unemployment levels and solid housing activity. Capital markets activity in both countries has also improved since 2013, despite the recent decreases in monthly asset purchases by the Fed. Concerns over European sovereign debt created uncertainty in global financial markets in 2012, with recent volatility being caused by political and economic instability in certain emerging market economies. For further details, refer to the Economic, market and regulatory review and outlook section.

Solid earnings have generally trended upwards over the period. This trend was driven mostly by solid volume growth in our Canadian Banking businesses and strong Capital Markets results, particularly since the third quarter of 2013. Wealth Management results over the period have been driven by higher average fee-based clients, reflecting capital appreciation and strong net sales, and higher transaction volumes. Insurance results fluctuated over the period, primarily due to the timing of new U.K. annuity contracts, actuarial adjustments, and claims costs. An unfavourable charge resulting from new tax legislation in Canada as noted above impacted Insurance results in the fourth quarter of 2013. Investor & Treasury Services results have generally trended upwards due to benefits from our efficiency management activities and improved business performance.

Revenue has generally trended upwards over the period, driven by solid volume growth in our Canadian Banking businesses, growth in our corporate and investment banking business, and higher average fee-based client assets in Wealth Management. Our acquisition of Ally Canada has contributed incremental revenue since the second quarter of 2013. Trading revenue generally fluctuated over the period, with the increase in the past three quarters largely driven by higher client activity and improved market

18        Royal Bank of Canada        Second Quarter 2014

conditions. Net interest income has also trended upwards over the period, primarily due to solid volume growth across our Canadian Banking businesses, partially offset by spread compression caused by the continuing low interest rate environment and competitive pricing pressures. Starting in the first quarter of 2014, the declining value of the Canadian dollar has contributed to the increase in revenue.

Despite growth in loans, PCL has remained relatively stable over the period reflecting strong asset quality. Wealth Management had provisions in the fourth quarter of 2013 and the first quarter of 2014 related to a few accounts.

PBCAE has fluctuated quarterly as it includes the changes to the fair value of investments backing our policyholder liabilities, which is largely offset in revenue. PBCAE has also been impacted by volume growth in our Insurance businesses as well as actuarial liability adjustments and generally lower claims costs. PBCAE in the fourth quarter of 2013 included a charge as a result of new tax legislation in Canada as noted above.

While we continue to focus on efficiency management activities, non-interest expense has generally trended upwards over the period largely in support of business growth. Our acquisition of Ally Canada has contributed incremental costs since the second quarter of 2013, and the first quarter of 2014 was impacted by the loss related to the sale of RBC Jamaica and a provision in the Caribbean as noted above. Starting in the first quarter of 2014, the declining value of the Canadian dollar has also contributed to the increase.

Our effective income tax rate has fluctuated over the period, largely as a result of varying levels of income being reported in jurisdictions with different tax rates, as well as fluctuating levels of income from tax-advantaged sources (Canadian taxable corporate dividends). Our effective tax rate has also been impacted by various tax adjustments as noted above.

Results by geographic segment (1)

For geographic reporting, our segments are grouped into Canada, U.S. and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. The following table summarizes our financial results by geographic region.

	For the three months ended									For the six months ended
	April 30 2014			January 31 2014			April 30 2013			April 30 2014			April 30 2013
(Millions of Canadian dollars)	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International
Total revenue	$5,123	$1,545	$1,602	$5,385	$1,560	$1,509	$5,089	$1,278	$1,350	$10,508	$3,105	$3,111	$9,899	$2,822	$2,854
Net income – total	$1,603	$287	$311	$1,586	$332	$174	$1,510	$190	$209	$3,189	$619	$485	$3,041	$531	$384

(1)	For geographic reporting, our segments are grouped into Canada, U.S. and Other International. For further details, refer to Note 29 of our 2013 Annual Consolidated Financial Statements.

Q2 2014 vs. Q2 2013

Net income in Canada was up $93 million or 6% from the prior year, mainly reflecting volume growth across most of our banking businesses, higher average fee-based client assets, and lower PCL. These factors were partially offset by higher costs in support of business growth.

U.S. net income was up $97 million or 51% from the prior year, largely due to higher equity and fixed income trading results driven by higher client activity and improved market conditions and the impact of foreign exchange translation. Strong growth in lending and higher M&A activity also contributed to the increase. These factors were partially offset by lower loan syndication activity.

Other International net income was up $102 million or 49% from the prior year, mainly due to higher fixed income and equity trading results. In addition, the prior year was unfavourably impacted by a restructuring charge of $44 million ($31 million after-tax) related to the integration of Investor Services, primarily in Europe.

Q2 2014 vs. Q1 2014

Net income in Canada was up $17 million or 1% from the prior quarter, mainly due to lower PCL in Canadian Banking and higher average fee-based client assets in Wealth Management. Lower net claims costs in Canadian Insurance products also contributed to the increase. These factors were partially offset by the negative impact of seasonal factors, including fewer days in the quarter primarily in our banking businesses.

U.S. net income was down $45 million or 14%, primarily due to lower loan syndication and M&A activity, and higher litigation provisions and related legal costs all in Capital Markets. These factors were partially offset by a favourable accounting adjustment related to fair value adjustments on certain RBC debt(2), and higher debt origination reflecting strong issuance activity.

Other International net income was up $137 million or 79%, as the prior quarter included a loss in the prior quarter of $60 million (before- and after-tax) related to the sale of RBC Jamaica, as well as a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean. Higher trading results in Capital Markets and lower PCL in Wealth Management also contributed to the increase. These factors were partially offset by earnings in the prior quarter from two new U.K. annuity contracts in Insurance.

Q2 2014 vs. Q2 2013 (Six months ended)

Net income in Canada was up $148 million or 5% from the previous year, primarily reflecting solid volume growth across all our banking businesses, and the inclusion of our acquisition of Ally Canada. Higher average fee-based client assets in Wealth Management also contributed to the increase. These factors were partially offset by higher net claims costs in Canadian Insurance products and higher costs in support of business growth.

(2)	Effective the second quarter of 2014, we prospectively adopted the own credit provisions of IFRS 9 Financial Instruments with an initial application date of November 1, 2013. Changes in fair value in our financial liabilities designated as at FVTPL attributable to changes in credit risk are now recorded in OCI. For further details, refer to Note 2 of our Condensed Financial Statements.

Royal Bank of Canada        Second Quarter 2014        19

U.S. net income was up $88 million or 17%, primarily due to higher equity and fixed income trading revenue driven by higher client activity and improved market conditions, and the impact of foreign exchange translation. Solid growth in lending and lower PCL both in our Capital Markets business also contributed to the increase. These factors were partially offset by higher litigation provisions and related legal costs.

Other International net income was up $101 million or 26%, largely due to lower PCL and earnings from two new U.K. annuity contracts in Insurance. These factors were partially offset by the loss related to the sale of RBC Jamaica and the provision related to post-employment benefits and restructuring charges in the Caribbean, both noted above. In addition, the prior year was unfavourably impacted by the restructuring charge related to the integration of Investor Services, primarily in Europe as noted above and favourably impacted by the disposition of our LME shares.

Financial condition

Condensed balance sheets (1)

	As at
(Millions of Canadian dollars)	April 30 2014	January 31 2014	April 30 2013
Assets
Cash and due from banks	$15,879	$13,786	$14,311
Interest-bearing deposits with banks	5,210	8,245	6,966
Securities	191,481	189,494	176,321
Assets purchased under reverse repurchase agreements and securities borrowed	133,981	140,669	124,644
Loans
Retail	324,142	322,518	311,594
Wholesale	99,177	95,089	86,974
Allowance for loan losses	(1,883)	(1,979)	(1,966)
Segregated fund net assets	593	542	438
Other – Derivatives	72,633	79,475	93,693
– Other	54,680	56,875	53,465
Total assets	$895,893	$904,714	$866,440
Liabilities
Deposits	$587,122	$590,423	$532,125
Segregated fund liabilities	593	542	438
Other – Derivatives	73,206	80,702	97,665
– Other	176,513	174,521	181,002
Subordinated debentures	6,486	6,521	8,503
Preferred share liabilities	490	490	–
Total liabilities	844,410	853,199	819,733
Equity attributable to shareholders	49,690	49,743	44,935
Non-controlling interests	1,793	1,772	1,772
Total equity	51,483	51,515	46,707
Total liabilities and equity	$895,893	$904,714	$866,440

(1)	Foreign currency-denominated assets and liabilities are translated to Canadian dollars.

Our consolidated balance sheet was impacted by foreign currency translation. As a result, our total assets and our total liabilities and equity increased by approximately $32 billion compared to last year due to the weaker Canadian dollar and decreased by approximately $9 billion compared to last quarter due to the stronger Canadian dollar.

Q2 2014 vs. Q2 2013

Total assets were up $29 billion or 3% from the previous year.

Interest-bearing deposits with banks decreased by $2 billion or 25%, largely due to lower deposits with central banks, partially offset by the impact of foreign exchange translation.

Securities were up $15 billion or 9% compared to the prior year, primarily due to an increase in corporate debt securities, largely reflecting our management of liquidity and funding risk and business growth. The impact of foreign exchange translation and increased equity trading positions in support of business activities also contributed to the increase. These factors were partially offset by a decrease in government debt securities.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $9 billion or 7%, mainly attributable to the impact of foreign exchange translation.

Loans were up $25 billion or 6%, predominantly due to solid volume growth in residential mortgages and an increase in wholesale loans resulting from business growth. The impact of foreign exchange translation also contributed to the increase.

Derivative assets were down $21 billion or 22%, mainly attributable to lower fair values on interest rate swaps, partially offset by higher fair values in cross currency interest rate swap positions.

Other assets were relatively flat compared to last year as the impact of foreign exchange translation and an increase in customers’ liability under acceptances were offset by a decrease in cash collateral requirements.

Total liabilities were up $25 billion or 3% from the previous year.

20        Royal Bank of Canada        Second Quarter 2014

Deposits increased $55 billion or 10%, mainly attributable to higher business deposits, largely reflecting our issuances of covered bonds, other fixed term notes, and commercial paper to satisfy funding requirements and increased client activity. Demand for our high-yield savings accounts and other product offerings in our retail business and the impact of foreign exchange translation also contributed to the increase.

Derivative liabilities were down $24 billion or 25%, primarily attributable to lower fair values on interest rate swaps, partially offset by higher fair values in cross currency interest rate swap positions.

Other liabilities decreased $4 billion or 2%, mainly reflecting a decrease in repurchase agreements and lower cash collateral requirements. These factors were largely offset by the impact of foreign exchange translation.

Total equity increased $5 billion or 10%, largely reflecting higher retained earnings, net of dividends.

Q2 2014 vs. Q1 2014

Total assets decreased $9 billion or 1% from the prior quarter, primarily attributable to the impact of foreign exchange translation and a decrease in assets purchased under reverse repos largely due to lower client activity. These factors were offset by growth in wholesale loans, mainly driven by increased client activity and business growth, and an increase in equity trading positions.

Total liabilities decreased $9 billion or 1% from the prior quarter, primarily attributable to the impact of foreign exchange translation. Lower business and government deposits and a decrease in repurchase agreements largely due to lower client activity also contributed to the decrease. These factors were largely offset by an increase in personal deposits, higher obligations related to securities sold short and higher cash collateral requirements.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section. Refer to pages 41 to 43 of our 2013 Annual Report for a more detailed discussion of these types of arrangements.

We use structured entities to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our Consolidated Balance Sheets.

Securitizations of our financial assets

We periodically securitize our credit card receivables, residential and commercial mortgage loans and bond participation certificates primarily to diversify our funding sources, enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans for sales and trading activities.

The majority of our securitization activities are recorded on our Consolidated Balance Sheets. We securitize our credit card receivables, on a revolving basis, through a consolidated structured entity. We securitize single and multiple-family residential mortgages through the National Housing Act Mortgage-Backed Securities (NHA MBS) program, which are not derecognized from our Consolidated Balance Sheets. For details of these activities, refer to Note 6 and Note 7 of our 2013 Annual Consolidated Financial Statements.

Involvement with unconsolidated structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our customers’ financing and investing needs, including securitization of client financial assets, creation of investment products, and other types of structured financing. The following table summarizes structured entities in which we have significant financial interests but have not consolidated.

	As at
	April 30 2014		January 31 2014		April 30 2013
(Millions of Canadian dollars)	Total assets	Maximum exposure (1)	Total assets	Maximum exposure (1)	Total assets	Maximum exposure (1)
Unconsolidated structured entities
Multi-seller conduits (2)	$32,246	$32,873	$32,434	$32,936	$28,647	$29,051
Structured finance	4,446	1,618	4,149	1,371	4,650	1,567
Investment funds	1,934	1,717	1,860	1,686	1,528	1,287
Third-party securitization vehicles	12,138	1,295	10,725	1,016	8,868	1,287
Other	304	92	251	76	1,265	288
	$51,068	$37,595	$49,419	$37,085	$44,958	$33,480

(1)	The maximum exposure to loss resulting from significant financial interests in these entities consists mostly of investments, loans, liquidity and credit enhancement facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits.
(2)	Represents multi-seller conduits that we administer.

We have the ability to use credit mitigation tools such as third party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization exposures. The process in place to monitor the credit quality of our securitization and re-securitization exposures involves, among other things, reviewing the performance data of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Royal Bank of Canada        Second Quarter 2014        21

Approximately 74% of assets in unconsolidated structured entities in which we have significant financial interests were internally rated A or above, compared to 76% in the prior quarter and 79% in the prior year. The decrease relative to prior periods is primarily related to the purchase, in the first quarter, of bonds issued by a third party securitization vehicle and, this quarter, funding a new structured entity that issues a term collateralized loan obligation. For multi-seller conduits, 100% of assets were internally rated A or above, versus the prior quarter and prior year of 99%. All transactions funded by the unconsolidated multi-seller conduits are internally rated using a rating system which is largely consistent with that of the external rating agencies.

The assets in unconsolidated structured entities as at April 30, 2014 have varying maturities and a remaining expected weighted average life of approximately 3.8 years.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. As at April 30, 2014, the notional amount of backstop liquidity facilities we provide to these conduits decreased by $190 million or 1% from the prior quarter and increased by $3.7 billion or 13% from the prior year. Partial credit enhancement facilities we provide decreased by $36 million from the prior quarter and increased by $368 million from the prior year. The increases from the prior year are primarily due to an increase in the outstanding securitized assets of the multi-seller conduits in support of our clients’ securitization needs. Total loans extended to the multi-seller conduits under the backstop liquidity facilities decreased by $68 million from the prior quarter and by $379 million from the prior year primarily due to principal repayments.

Our overall exposure decreased nominally compared to the prior quarter primarily due to exchange rate differences, and increased by $3.8 billion or 13% compared to the prior year, reflecting growth of the business. Correspondingly, total assets of the multi-seller conduits decreased by $188 million or 1% over the prior quarter and increased by $3.6 billion or 13% over the prior year. The increase from the prior year is primarily in the Credit Card, Student Loan, Dealer Floor Plan, and Transportation Finance asset classes.

As at April 30, 2014, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $20 billion, a decrease of $475 million or 2% from the prior quarter and an increase of $4.4 billion or 29% from the prior year. The decrease in the amount of ABCP issued by the multi-seller conduits compared to the prior quarter is primarily due to exchange rate differences. The increase from prior year is primarily due to an increase in the outstanding securitized assets of the multi-seller conduits and an increase in client usage. The rating agencies that rate the ABCP rated 73% of the total amount issued within the top ratings category and the remaining amount in the second highest ratings category compared with 73% in the prior quarter and 77% in the prior year.

We sometimes purchase ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. As at April 30, 2014, the fair value of our inventory was $107 million (January 31, 2014 – $4 million; April 30, 2013 – $80 million). Fluctuations in our inventory held reflect normal trading activity. This inventory is classified as Securities –Trading on our Consolidated Balance Sheets.

Structured finance

We invest in auction rate securities (ARS) of trusts which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. As at April 30, 2014, the total assets of the unconsolidated ARS trusts in which we have significant investments were $2.9 billion (January 31, 2014 – $2.9 billion; April 30, 2013 – $3.3 billion). Our maximum exposure to loss, representing our on-balance sheet investment in these ARS trusts, as at April 30, 2014, was $717 million (January 31, 2014 – $728 million; April 30, 2013 – $819 million). The decrease in our maximum exposure to loss relative to the prior periods relate to redemptions and exchange rate differences. As at April 30, 2014, approximately 89% of these investments were rated AA or higher based on ratings published by Standard & Poor’s.

We also provide liquidity facilities to certain municipal bond Tender Option Bond (TOB) programs in which we have a significant interest but do not consolidate. As at April 30, 2014, the total assets of these unconsolidated municipal bond TOB trusts were $1.1 billion (January 31, 2014 – $1.0 billion; April 30, 2013 – $1.2 billion) and our maximum exposure to loss was $641 million (January 31, 2014 – $627 million; April 30, 2013 – $695 million).

During the quarter, we provided senior warehouse financing to an unaffiliated structured entity established to acquire loans and issue a term collateralized loan obligation transaction. Proceeds from the collateralized loan obligations will be used to repay the senior warehouse financing. The maximum exposure to loss of $247 million represents the amount of senior warehouse funding outstanding as of April 30, 2014.

Investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to the referenced funds, and we economically hedge our exposure from these derivatives by investing in those referenced funds which are also managed by third parties. Our maximum exposure as at April 30, 2014, which is primarily related to our investments in the reference funds, was $1.1 billion (January 31, 2014 – $1.0 billion; April 30, 2013 – $865 million). The total assets held in the unconsolidated reference funds as at April 30, 2014 were $1.3 billion (January 31, 2014 – $1.2 billion; April 30, 2013 – $1.1 billion).

We also provide liquidity facilities to certain third party investment funds. The funds issue unsecured variable-rate preferred shares and invest in portfolios of tax-exempt municipal bonds. As at April 30, 2014, total assets in these funds were $613 million (January 31, 2014 – $623 million; April 30, 2013 – $415 million) and our maximum exposure to loss, which reflects our undrawn liquidity commitment, was $624 million (January 31, 2014 – $634 million; April 30, 2013 – $422 million). The decreases in total assets and our maximum exposure to loss compared to the prior quarter are primarily related to exchange rate differences. The increases in total assets and our maximum exposure to loss from the prior year are primarily related to exchange rate differences and new commitments entered into during the prior year, respectively.

22        Royal Bank of Canada        Second Quarter 2014

Third-party securitization vehicles

We hold significant interests in certain unconsolidated third-party securitization vehicles, which are structured entities. We, as well as other financial institutions, are obligated to provide funding to these entities up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. As at April 30, 2014, total assets of these entities were $6.1 billion (January 31, 2014 – $5.6 billion; April 30, 2013 – $4.4 billion) and our maximum exposure to loss in these entities was $1.0 billion (January 31, 2014 – $833 million; April 30, 2013 – $987 million). The increases in total assets and our maximum exposure compared to the prior quarter primarily reflect additional securitized assets funded by us and other investors in one entity. The increases from the prior year relate to exchange rate differences and additional securitized assets funded, partially offset by full repayment of one commitment and the amortization of several other commitments.

We also invest in the securities issued by unconsolidated third-party structured entities, including government-sponsored entities, as part of our trading activities. These investments do not carry a funding commitment; therefore our maximum exposure to loss is limited to our investment. As at April 30, 2014, total assets of entities in which we have significant investments were $6 billion (January 31, 2014 – $5.2 billion; April 30, 2013 – $4.4 billion). Our maximum exposure to loss in these entities was $267 million (January 31, 2014 – $183 million; April 30, 2013 – $300 million). Fluctuations in the amounts presented for these entities reflect normal trading activity and the extent to which our investments in certain entities are significant as at the end of the reporting period.

Guarantees, retail and commercial commitments

We provide guarantees and commitments to our clients that expose us to liquidity and funding risks. Our maximum potential amount of future payments in relation to our commitments and guarantee products as at April 30, 2014 was $244 billion compared to $244 billion in the prior quarter and $215 billion in the prior year. The increase compared to the prior year relates primarily to higher Other commitments to extend credit and Backstop liquidity facilities, driven by business growth and the impact of foreign currency translation. Refer to Liquidity and Funding Management and Note 26 to our 2013 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

Risk management

Credit risk

Gross credit risk exposure by portfolio and sector

	As at
	April 30 2014						January 31 2014	October 31 2013
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other (1)	Repo-style transactions	Derivatives (2)	Total exposure (3)	Total exposure (3)	Total exposure (3)
Residential mortgages	$211,255	$–	$–	–	$–	$211,255	$210,246	$209,238
Personal	94,171	81,573	–	–	–	175,744	172,858	170,354
Credit cards	14,185	19,022	–	–	–	33,207	34,277	34,489
Small business (4)	4,531	4,342	–	–	–	8,873	8,650	8,472
Retail	$324,142	$104,937	$–	$–	$–	$429,079	$426,031	$422,553
Business (4)
Agriculture	$5,599	$667	$32	$–	$44	$6,342	$6,433	$6,152
Automotive	6,768	4,066	308	–	586	11,728	11,206	10,475
Consumer goods	7,337	4,585	508	–	224	12,654	12,516	12,667
Energy	9,922	20,866	3,555	–	2,326	36,669	35,430	33,936
Non-bank financial services	5,341	9,224	13,499	145,202	19,319	192,585	202,363	179,464
Forest products	1,114	352	108	–	12	1,586	1,517	1,446
Industrial products	4,329	4,706	380	–	279	9,694	8,628	8,344
Mining & metals	957	2,737	776	–	132	4,602	4,831	4,687
Real estate & related	27,273	6,387	1,666	19	329	35,674	33,835	31,663
Technology & media	4,813	8,298	447	3	752	14,313	13,416	12,012
Transportation & environment	5,662	3,306	1,545	–	419	10,932	10,654	10,763
Other	25,255	10,639	7,387	2,775	12,200	58,256	60,776	58,543
Sovereign (4)	4,294	5,764	38,787	28,581	9,690	87,116	89,833	80,224
Bank (4)	1,424	264	72,607	106,558	21,866	202,719	203,706	177,793
Wholesale	$110,088	$81,861	$141,605	$283,138	$68,178	$684,870	$695,144	$628,169
Total exposure	$434,230	$186,798	$141,605	$283,138	$68,178	$1,113,949	$1,121,175	$1,050,722

(1)	Includes contingent liabilities such as letters of credit and guarantees, available-for-sale (AFS) debt securities, deposits with financial institutions and other assets.
(2)	Credit equivalent amount after factoring in master netting agreements.
(3)	Gross credit risk exposure is before allowance for loan losses. Exposure under Basel III asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(4)	Refer to Note 5 of our 2013 Annual Consolidated Financial Statements for the definition of these terms.

Royal Bank of Canada        Second Quarter 2014        23

Q2 2014 vs. Q1 2014

Total gross credit risk exposure decreased $7 billion or 1% from the prior quarter, primarily attributable to a decrease in wholesale exposure. Retail exposure increased $3 billion or 1%, primarily due to increases in Canadian Personal exposure and continued volume growth in Canadian residential mortgages. Wholesale exposure decreased $10 billion or 1%, primarily attributable to a reduction in assets purchased under reverse repos, largely due to lower client activity. This factor was partially offset by growth in loans and acceptances outstanding and letters of credit and guarantees mainly driven by business growth. Wholesale loan utilization was 38%, up slightly from 37% in the prior quarter.

Gross credit risk exposure by geography (1)

	As at
	April 30 2014						January 31 2014	October 31 2013
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other	Repo-style transactions	Derivatives	Total exposure	Total exposure	Total exposure
Canada	$379,117	$132,218	$59,829	$61,975	$20,012	$653,151	$654,903	$640,407
U.S.	27,426	39,894	18,713	139,553	11,528	237,114	239,928	211,932
Europe	13,640	11,845	44,131	60,505	32,457	162,578	163,573	143,925
Other International	14,047	2,841	18,932	21,105	4,181	61,106	62,771	54,458
Total exposure	$434,230	$186,798	$141,605	$283,138	$68,178	$1,113,949	$1,121,175	$1,050,722

(1)	Geographic profile is based on country of residence of the borrower.

Q2 2014 vs. Q1 2014

The geographic mix of our gross credit risk exposure did not change significantly from the prior quarter as Canada, U.S., Europe and Other International ended the quarter at 59%, 21%, 15% and 5%, respectively.

European exposure

	As at
	April 30 2014							January 31 2014	October 31 2013
	Loans and acceptances		Other
(Millions of Canadian dollars)	Outstanding	Undrawn commitments (1)	Securities (2)	Letters of credit and guarantees	Repo-style transactions	Derivatives	Total European exposure	Total European exposure	Total European exposure
Gross exposure to Europe	$13,640	$11,845	$22,463	$21,668	$60,505	$32,457	$162,578	$163,573	$143,925
Less: Collateral held against repo-style transactions	–	–	–	–	58,705	–	58,705	66,774	54,416
Potential future credit exposure add-on amount	–	–	–	–	–	21,555	21,555	20,021	18,827
Undrawn commitments	–	11,845	–	21,668	–	–	33,513	30,388	27,719
Gross drawn exposure to Europe	$13,640	$–	$22,463	$–	$1,800	$10,902	$48,805	$46,390	$42,963
Less: Collateral applied against derivatives	–	–	–	–	–	7,890	7,890	7,385	6,306
Add: Trading securities	–	–	16,542	–	–	–	16,542	17,193	13,816
Net exposure to Europe (3)	$13,640	$–	$39,005	$–	$1,800	$3,012	$57,457	$56,198	$50,473

(1)	Comprised of undrawn commitments of $8.8 billion to corporate entities, $2 billion to financial entities and $1 billion to sovereign entities. On a country basis, exposure is comprised of $4.5 billion to U.K., $2.5 billion to France, $2.1 billion to Germany, $425 million to Ireland, $345 million to Spain, with the remaining $2 billion related to Other Europe. Of the undrawn commitments, over 88% are to investment grade entities.
(2)	Securities include $16.5 billion of trading securities (January 31, 2014 – $17.2 billion), $13.4 billion of deposits (January 31, 2014 – $13 billion) and $9.1 billion of AFS securities (January 31, 2014 – $8.4 billion).
(3)	Excludes $1.3 billion (January 31, 2014 – $1.6 billion) of exposures to supranational agencies and $2.6 billion (January 31, 2014 – $2.6 billion) of exposures to trade credit reinsurance.

Our gross credit risk exposure is calculated based on the definitions provided under the Basel III framework whereby risk exposure is calculated before taking into account any collateral and inclusive of an estimate of potential future changes to that credit exposure. On that basis, our total European exposure as at April 30, 2014 was $163 billion. Our gross drawn exposure to Europe was $49 billion, after taking into account collateral held against repo-style transactions of $59 billion, letters of credit and guarantees, and undrawn commitments for loans of $34 billion and potential future credit exposure to derivatives of $22 billion. Our net exposure to Europe was $57 billion, after taking into account $8 billion of collateral, primarily in cash, we hold against derivatives and the addition of trading securities of $16 billion held in our trading book. Our net exposure to Europe also reflected $0.2 billion of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk.

24        Royal Bank of Canada        Second Quarter 2014

Net European exposure by country (1)

	As at
	April 30 2014					January 31 2014	October 31 2013

(Millions of Canadian dollars)	Loans outstanding	Securities	Repo-style transactions	Derivatives	Total	Total	Total
U.K.	$8,606	$10,476	$1,519	$890	$21,491	$21,090	$17,515
Germany	378	7,845	91	712	9,026	8,350	8,270
France	625	3,406	42	291	4,364	4,436	3,856
Total U.K., Germany, France	$9,609	$21,727	$1,652	$1,893	$34,881	$33,876	$29,641
Greece	$–	$4	$–	$–	$4	$1	$–
Ireland	400	79	26	93	598	202	174
Italy	88	135	–	23	246	266	325
Portugal	5	7	–	6	18	7	6
Spain	486	207	–	3	696	570	491
Total Peripheral (2)	$979	$432	$26	$125	$1,562	$1,046	$996
Luxembourg	$487	$3,779	$–	$80	$4,346	$5,457	$5,666
Netherlands	852	2,817	–	523	4,192	3,398	2,861
Norway	371	2,555	–	64	2,990	3,005	2,925
Sweden	–	3,117	52	16	3,185	3,413	2,831
Switzerland	531	3,281	69	103	3,984	3,539	3,094
Other	811	1,297	1	208	2,317	2,464	2,459
Total Other Europe	$3,052	$16,846	$122	$994	$21,014	$21,276	$19,836
Total exposure to Europe	$13,640	$39,005	$1,800	$3,012	$57,457	$56,198	$50,473

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)	Gross credit risk exposure to peripheral Europe is comprised of $nil to Greece (January 31, 2014 – $nil), Ireland $2.7 billion (January 31, 2014 – $1.1 billion), Italy $0.2 billion (January 31, 2014 – $0.3 billion), Portugal $0.1 billion (January 31, 2014 – $0.1 billion), and Spain $1.1 billion (January 31, 2014 – $1.3 billion).

Q2 2014 vs. Q1 2014

Net credit risk exposure to Europe increased $1 billion from the prior quarter to $57 billion. Increased exposure in Netherlands, Germany, Switzerland and U.K. were partially offset by a decrease in Luxembourg. Our net exposure to peripheral Europe, which includes Greece, Ireland, Italy, Portugal and Spain, remained minimal with total outstanding exposure of $1.6 billion as at April 30, 2014. This exposure increased $0.5 billion from the prior quarter, largely due to an increase in Ireland.

Our exposure was predominantly investment grade. Our net exposure to larger European countries, including the U.K., Germany and France, was primarily related to our capital markets, wealth management and investor services businesses, particularly in fixed income, treasury services, derivatives, and corporate and individual lending. These are predominantly client-driven businesses where we transact with a range of European financial institutions, corporations and individuals. In addition, we engage in primary dealer activities in the U.K., where we participate in auctions of government debt and act as a market maker and provide liquidity to clients. Exposures to other European countries are largely related to securities which include trading securities, deposits, and available-for-sale (AFS) securities.

Our trading securities are related to both client market making activities and our funding and liquidity management needs. All of our trading securities are marked-to-market on a daily basis. Deposits are primarily related to deposits with central banks or financial institutions and also included deposits related to our wealth management business in the Channel Islands. AFS securities are largely comprised of Organization of Economic Co-operation and Development government and corporate debt. Our European corporate loan book is run on a global basis and the underwriting standards for this loan book reflect the same approach to the use of our balance sheet as we have applied in both Canada and the U.S. We had no PCL on this portfolio for this quarter, compared to a PCL recovery of $1 million in the prior quarter. The gross impaired loans ratio of this loan book was 0.18%, down slightly from 0.19% in the prior quarter.

Net European exposure by client type

	As at
	April 30 2014												January 31 2014	October 31 2013
(Millions of Canadian dollars)	U.K.	Germany	France	Total U.K., Germany, France	Greece	Ireland	Italy	Portugal	Spain	Total Peripheral	Other Europe	Total Europe	Total Europe	Total Europe
Financials	$5,832	$6,574	$1,607	$14,013	$–	$122	$100	$8	$159	$389	$12,470	$26,872	$26,679	$21,593
Sovereign	7,370	1,670	1,707	10,747	–	17	1	–	19	37	5,109	15,893	16,258	16,205
Corporate	8,289	782	1,050	10,121	4	459	145	10	518	1,136	3,435	14,692	13,261	12,675
Total	$21,491	$9,026	$4,364	$34,881	$4	$598	$246	$18	$696	$1,562	$21,014	$57,457	$56,198	$50,473

Q2 2014 vs. Q1 2014

Our net exposure increase to Corporate was largely in the U.K. and Ireland, while Financials and Sovereign remained relatively stable.

Royal Bank of Canada        Second Quarter 2014        25

Residential mortgages and home equity lines of credit

Residential mortgages and home equity lines of credit (insured vs. uninsured)

Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region:

	As at April 30, 2014
	Residential mortgages (1)					Home equity lines of credit
(Millions of Canadian dollars, except percentage amounts)	Insured (2)		Uninsured		Total	Total
Region (3)
Canada
Atlantic provinces	$6,241	56%	$4,912	44%	$11,153	$2,028
Quebec	12,764	51	12,199	49	24,963	4,090
Ontario	35,501	42	48,532	58	84,033	16,833
Prairie provinces	24,831	53	21,613	47	46,444	10,336
B.C. and territories	15,713	39	25,059	61	40,772	9,932
Total Canada (5)	$95,050	46%	$112,315	54%	$207,365	$43,219
U.S.	5	1	440	99	445	286
Other International	11	–	2,863	100	2,874	2,638
Total International	$16	–%	$3,303	100%	$3,319	$2,924
Total	$95,066	45%	$115,618	55%	$210,684	$46,143
Total – January 31, 2014	$96,087	46%	$113,472	54%	$209,559	$45,955

	As at April 30, 2013
	Residential mortgages (1)					Home equity lines of credit
(Millions of Canadian dollars, except percentage amounts)	Insured (2)		Uninsured		Total	Total
Region (3)
Canada
Atlantic provinces (4)	$6,166	58%	$4,537	42%	$10,703	$1,954
Quebec (4)	11,993	52	11,110	48	23,103	3,976
Ontario (4)	34,921	44	44,827	56	79,748	16,690
Prairie provinces (4)	23,499	54	20,182	46	43,681	10,598
B.C. and territories (4)	15,419	39	24,309	61	39,728	10,251
Total Canada	$91,998	47%	$104,965	53%	$196,963	$43,469
U.S.	5	2	312	98	317	232
Other International	11	–	2,557	100	2,568	1,677
Total International	$16	1%	$2,869	99%	$2,885	$1,909
Total	$92,014	46%	$107,834	54%	$199,848	$45,378

(1)	The residential mortgages amounts exclude our third party mortgage-backed securities (MBS) of $571 million (January 31, 2014 – $687 million; April 30, 2013 – $1,290 million).
(2)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canadian Mortgage and Housing Corporation (CMHC) or other private mortgage default insurers.
(3)	Refer to the Risk management section of our 2013 Annual Report for the definition of these regions.
(4)	Effective Q4/2013, comparatives amounts have been revised from those previously presented.
(5)	Total Canada residential mortgages balance of $207 billion consolidated is comprised of $185 billion of residential mortgages and $5 billion of mortgages with commercial clients of which $3.6 billion are insured mortgages, both in Canadian Banking, and $17 billion of securitized residential mortgages in Capital Markets.

Home equity lines of credit are uninsured and reported within the personal loan category. As at April 30, 2014, home equity lines of credit in Canadian Banking were $43 billion (January 31, 2014 – $43 billion). Approximately 97% of these home equity lines of credit (January 31, 2014 – 97%) are secured by a first lien on real estate, and less than 8% (January 31, 2014 – 8%) of these clients pay the scheduled interest payment only.

Residential mortgages portfolio by amortization period

The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments:

	As at
	April 30 2014			January 31 2014
	Canada	U.S. and Other International	Total	Canada	U.S. and Other International	Total
Amortization period
≤ 25 years	70%	92%	70%	69%	91%	69%
> 25 years ≤ 30 years	22	8	22	22	9	22
> 30 years ≤ 35 years	7	–	7	8	–	8
> 35 years	1	–	1	1	–	1
Total	100%	100%	100%	100%	100%	100%

26        Royal Bank of Canada        Second Quarter 2014

Average loan-to-value (LTV) ratio for newly originated and acquired uninsured residential mortgages and homeline products

The following table provides a summary of our average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products by geographic region:

	For the three months ended				For the six months ended
	April 30 2014		January 31 2014		April 30 2014
	Uninsured		Uninsured		Uninsured
	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)
Region (3)
Atlantic provinces	73%	75%	74%	74%	73%	75%
Quebec	71	73	71	72	71	72
Ontario	71	71	71	70	71	70
Prairie provinces	73	73	73	73	73	73
B.C. and territories	68	67	67	66	68	66
U.S.	71	n.m.	70	n.m.	71	n.m.
Other International	85	n.m.	85	n.m.	85	n.m.
Average (4), (5)	71%	71%	71%	70%	71%	71%

(1)	Residential mortgages excludes residential mortgages within the homeline products.
(2)	Homeline products are comprised of both residential mortgages and home equity lines of credit.
(3)	Refer to the Risk management section of our 2013 Annual Report for the definition of these regions.
(4)	The average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products is calculated on a weighted basis by mortgage amounts at origination.
(5)	For newly originated mortgages and homeline products, LTV is calculated based on the total facility amount for the residential mortgage and homeline product divided by the value of the related residential property.
n.m.	not meaningful

While the above table provides the LTV ratios for the current quarter originations, the LTV ratio on our outstanding balances of the entire Canadian Banking uninsured residential mortgages including homeline products is 56% as at April 30, 2014 (January 31, 2014 – 56%). This calculation is weighted by mortgage balances and adjusted for property values based on the Teranet – National Bank National Composite House Price Index.

We employ a risk-based approach to property valuation. Property valuation methods include automated valuation models (AVM) and appraisals. An AVM is a tool that estimates the value of a property by reference to market data including sales of comparable properties and price trends specific to the Metropolitan Statistical Area in which the property being valued is located. Using a risk-based approach, we also employ appraisals which can include drive-by or full on-site appraisals.

We continue to actively manage our entire mortgage portfolio and perform stress testing, based on a combination of increasing unemployment, rising interest rates, and a downturn in real estate markets. Our stress test results indicate the vast majority of our residential mortgage and homeline clients have sufficient capacity to continue making payments in the event of a shock to one of the above noted parameters.

Royal Bank of Canada        Second Quarter 2014        27

Credit quality performance

Provision for (recovery of) credit loss

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	April 30 2013
Personal & Commercial Banking	$231	$274	$253	$505	$494
Wealth Management	–	19	(1)	19	(1)
Capital Markets	13	(2)	40	11	149
Investor & Treasury Services	–	–	–	–	–
Corporate Support and Other (1)	–	1	(5)	1	(6)
Total PCL	$244	$292	$287	$536	$636
Canada (2)
Residential mortgages	$5	$8	$7	$13	$11
Personal	86	117	93	203	186
Credit cards	89	83	90	172	178
Small business	11	14	8	25	16
Retail	191	222	198	413	391
Wholesale	24	34	56	58	70
PCL on impaired loans	215	256	254	471	461
U.S. (2)
Retail	$–	$–	$(1)	$–	$1
Wholesale	2	1	19	3	18
PCL on impaired loans	2	1	18	3	19
Other International (2)
Retail	$10	$29	$9	$39	$26
Wholesale	17	6	6	23	130
PCL on impaired loans	27	35	15	62	156
Total PCL	$244	$292	$287	$536	$636
PCL ratio (3)
Total PCL ratio	0.23%	0.27%	0.29%	0.25%	0.32%
Personal & Commercial Banking	0.27	0.31	0.31	0.29	0.30
Canadian Banking	0.25	0.30	0.29	0.27	0.28
Caribbean Banking	1.60	0.89	1.14	1.23	1.34
Wealth Management	0.00	0.52	(0.02)	0.26	(0.01)
Capital Markets	0.08	(0.01)	0.31	0.04	0.56

(1)	PCL in Corporate Support and Other primarily comprised of PCL for loans not yet identified as impaired. For further information, refer to the How we measure and report our business segments section of our 2013 Annual Report.
(2)	Geographic information is based on residence of borrower.
(3)	PCL on impaired loans as a % of average net loans and acceptances.

Q2 2014 vs. Q2 2013

Total PCL decreased $43 million, or 15%, from a year ago. PCL ratio of 23 bps, decreased 6 bps.

PCL in Personal & Commercial Banking decreased $22 million or 9%, and the PCL ratio decreased 4 bps, mainly due to lower provisions in our commercial lending portfolios in Canada, partially offset by higher provisions in Caribbean portfolios on a few accounts.

PCL in Capital Markets decreased $27 million, mainly due to a provision taken on a single account in the technology & media sector as compared to provisions in the prior year related to a couple of accounts also in the technology & media sector.

Q2 2014 vs. Q1 2014

Total PCL decreased $48 million or 16%, from the prior quarter. PCL ratio of 23 bps, decreased 4 bps.

PCL in Personal & Commercial Banking decreased $43 million or 16%, and the PCL ratio decreased 4 bps, mainly due to lower provisions in our personal loans and commercial lending portfolios, partially offset by higher provisions in Caribbean portfolios on a few accounts.

PCL in Wealth Management decreased $19 million as the prior quarter included provisions on a few accounts.

PCL in Capital Markets was $13 million mainly reflecting a provision taken on a single account as noted above. This compares to a recovery in PCL of $2 million in the prior quarter.

Q2 2014 vs. Q2 2013 (Six months ended)

Total PCL decreased $100 million or 16% from last year. PCL ratio of 25 bps, decreased 7 bps.

PCL in Personal & Commercial Banking increased $11 million or 2%, mainly due to higher provisions in our personal loan portfolio, partially offset by lower provisions in our Canadian credit cards and commercial lending portfolios.

PCL in Wealth Management increased $20 million due to provisions on a few accounts.

PCL in Capital Markets decreased $138 million, mainly reflecting a provision taken on a single account as noted above compared to higher provisions in the prior year on a few accounts in the technology & media sector.

28        Royal Bank of Canada        Second Quarter 2014

Gross impaired loans (GIL)

	As at
(Millions of Canadian dollars, except percentage amounts)	April 30 2014	January 31 2014	April 30 2013
Personal & Commercial Banking	$1,905	$1,891	$1,860
Wealth Management	10	76	3
Capital Markets	56	139	302
Investor & Treasury Services	3	3	3
Corporate Support and Other	1	2	17
Total GIL	$1,975	$2,111	$2,185
Canada (1)
Retail	$769	$794	$755
Wholesale	487	446	529
GIL	1,256	1,240	1,284
U.S. (1)
Retail	$15	$15	$9
Wholesale	15	86	178
GIL	30	101	187
Other International (1)
Retail	$312	$377	$256
Wholesale	377	393	458
GIL	689	770	714
Total GIL	$1,975	$2,111	$2,185
GIL ratio (2)
Total GIL ratio	0.45%	0.49%	0.54%
Personal & Commercial Banking	0.55	0.54	0.55
Canadian Banking	0.36	0.35	0.36
Caribbean Banking	9.57	9.42	9.72
Wealth Management	0.07	0.52	0.02
Capital Markets	0.09	0.23	0.56

(1)	Geographic information is based on residence of borrower.
(2)	GIL as a % of loans and acceptances.

Q2 2014 vs. Q2 2013

Total GIL decreased $210 million from a year ago. The GIL ratio decreased 9 bps.

GIL in Personal & Commercial Banking increased $45 million or 2%, and the GIL ratio was 55 bps. The increase in GIL was mainly due to higher impaired loans in our Canadian personal and commercial lending portfolios, partially offset by lower impaired loans in our residential mortgages.

GIL in Capital Markets decreased $246 million or 81%, primarily due to lower impaired loans in technology & media, financing products and industrial products sectors, primarily reflecting sales and write-offs.

Q2 2014 vs. Q1 2014

Total GIL decreased $136 million or 6% from the prior quarter. The GIL ratio decreased 4 bps.

GIL in Personal & Commercial Banking increased $14 million or 1%, mainly due to higher impaired loans in our Commercial lending, partially offset by lower impaired loans in our residential mortgages and Caribbean wholesale portfolios.

GIL in Wealth Management decreased $66 million, mainly due to write-offs related to a few accounts.

GIL in Capital Markets decreased $83 million or 60%, primarily due to lower impaired loans in technology & media and financing products sectors, primarily reflecting sales and write-offs.

Royal Bank of Canada        Second Quarter 2014        29

Allowance for credit losses (ACL)

	As at
(Millions of Canadian dollars)	April 30 2014	January 31 2014	April 30 2013
Allowance for impaired loans
Personal & Commercial Banking	$498	$517	$512
Wealth Management	11	73	–
Capital Markets	13	27	91
Investor & Treasury Services	2	2	1
Corporate Support and Other	–	–	2
Total allowance for impaired loans	524	619	606
Canada (1)
Retail	$162	$174	$139
Wholesale	143	157	195
Allowance for impaired loans	305	331	334
U.S. (1)
Retail	$1	$2	$1
Wholesale	12	23	34
Allowance for impaired loans	13	25	35
Other International (1)
Retail	$105	$168	$92
Wholesale	101	95	145
Allowance for impaired loans	206	263	237
Total allowance for impaired loans	524	619	606
Allowance for loans not yet identified as impaired	1,450	1,451	1,451
Total ACL	$1,974	$2,070	$2,057

(1)	Geographic information is based on residence of borrower.

Q2 2014 vs. Q2 2013

Total ACL decreased $83 million or 4% from a year ago, mainly related to lower ACL in Capital Markets.

Q2 2014 vs. Q1 2014

Total ACL decreased $96 million or 5% from last quarter, mainly related to lower ACL in Wealth Management.

Loan forbearance

As recommended by EDTF, we have provided a summary of our forbearance policy with respect to loans.

In our overall management of borrower relationships, economic or legal reasons may necessitate forbearance to certain clients with respect to the original terms and conditions of their loans. We strive to identify borrowers in financial difficulty early and modify their loan terms/restructure in order to maximize collection and to avoid foreclosure, repossession, or other legal remedies. In these circumstances, a borrower may be granted concessions that would not otherwise be considered. We have specialized groups and formalized policies that direct the management of delinquent or defaulted borrowers. Examples of such concessions to retail borrowers may include rate reduction, principal forgiveness, and term extensions. Concessions to wholesale borrowers may include restructuring the agreements, modifying the original terms of the agreement and/or relaxation of covenants. For both retail and wholesale loans, the appropriate remediation techniques are based on the individual borrower’s situation, the bank’s policy and the customer’s willingness and capacity to meet the new arrangement. When a loan is restructured, the recorded investment in the loan is reduced as of the date of restructuring to the amount of the net cash flows receivable under the modified terms, discounted at the effective interest rate inherent in the loan (prior to restructuring).

Market risk

Market risk measures – FVTPL positions

VaR and Stressed VaR

We measure VaR at the 99th percentile confidence level for price movements over a one day holding period using historic simulation of the last two years of equally weighted historic market data. These calculations are updated daily with current risk positions with the exception of credit valuation adjustments (CVA) and certain other positions which are updated weekly. Market risk Stressed VaR is calculated on a weekly basis in a similar manner as Market risk VaR with the exception that it is computed using a fixed historical one year period of extreme volatility and its inverse rather than the most recent two year history. The stress period used is the interval from September 2008 through August 2009. Stressed VaR is calculated weekly for all portfolios. For further details of our approach to the management of market risk, refer to the Market risk section of our 2013 Annual Report.

30        Royal Bank of Canada        Second Quarter 2014

The following table shows Market risk VaR (VaR) and Market risk Stressed VaR (SVaR) for FVTPL positions, with the exception of those in a designated hedging relationship and positions held in RBC Insurance.

	April 30 2014				January 31 2014		April 30 2013
(Millions of Canadian dollars)	As at Apr. 30	For the three months ended			As at Jan. 31	For the three months ended	As at Apr. 30	For the three months ended
		Average	High	Low		Average		Average
Equity	$16	$11	$17	$7	$11	$8	$12	$9
Foreign exchange	1	2	4	1	3	4	5	4
Commodities	2	3	5	2	2	4	2	3
Interest rate	30	33	36	28	30	32	39	39
Credit specific (1)	8	8	11	7	11	10	10	9
Diversification (2)	(24)	(21)	(25)	(16)	(23)	(24)	(25)	(22)
Market risk VaR	$33	$36	$39	$33	$34	$34	$43	$42
Market risk Stressed VaR	$96	$103	$114	$92	$108	$103	$87	$84

	April 30 2014				April 30 2013
	As at Apr. 30	For the six months ended			As at Apr. 30	For the six months ended
(Millions of Canadian dollars)		Average	High	Low		Average
Equity	$16	$10	$17	$5	$12	$10
Foreign exchange	1	3	5	1	5	3
Commodities	2	4	7	2	2	3
Interest rate	30	32	36	28	39	40
Credit specific (1)	8	9	11	7	10	10
Diversification (2)	(24)	(23)	(30)	(16)	(25)	(24)
Market risk VaR	$33	$35	$39	$31	$43	$42
Market risk Stressed VaR	$96	$103	$121	$92	$87	$81

(1)	General credit spread risk is measured under interest rate VaR while credit specific risk captures issuer-specific credit spread volatility.
(2)	Market risk VaR is less than the sum of the individual risk factor VaR results due to portfolio diversification.

Q2 2014 vs. Q2 2013

Average VaR of $36 million for the second quarter of 2014 was down $6 million compared to the prior year. The decrease was mainly driven by the roll forward of the historical time period used to calculate VaR, in particular the market volatility of 2011 following the downgrade of the credit rating for the U.S. is no longer included in the VaR window.

Average Stressed VaR was up $19 million compared to the prior year due to increased positions in mortgage-backed securities (MBS) and high grade credit-sensitive fixed income debt whose price behaviour was particularly volatile in the historical period used to calculate Stressed VaR when compared to more recent history. The impact of foreign exchange translation on foreign-denominated portfolios also contributed to the Stressed VaR increase.

Q2 2014 vs. Q1 2014

Average VaR of $36 million was up $2 million compared to last quarter mainly driven by higher equity risk and interest rate risk. Average Stressed VaR of $103 million was unchanged from the prior quarter.

Q2 2014 vs. Q2 2013 (Six months ended)

Average VaR of $35 million decreased $7 million compared to the prior year, largely driven by the roll forward of the historical time period used to calculate VaR. Average Stressed VaR increased $22 million from $81 million in the prior year largely driven by increased positions in MBS and high grade credit-sensitive fixed income debt and the impact of foreign exchange translation as noted above.

Royal Bank of Canada        Second Quarter 2014        31

The following chart graphically displays a bar chart of our daily trading profit and loss and a line chart of our daily Market risk VaR. During the quarter there were no daily net trading losses.

Market risk measures for other FVTPL positions

Assets and liabilities of RBC Insurance

We offer a range of insurance products to clients and hold investments to meet the future obligations to policyholders. The investments which support policyholder liabilities are predominantly fixed income assets designated as FVTPL. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims. Liabilities with respect to insurance obligations are reported at $8.2 billion as of April 30 2014. We held $6.3 billion of trading securities in support of the liabilities. We also held $1.7 billion of securities classified as AFS as investments.

Market risk measures – Structural Interest Rate Positions

The following table provides the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management actions. During the second quarter of 2014, our interest rate risk exposure was well within our target levels.

	April 30 2014						January 31 2014		April 30 2013
	Economic value of equity risk			Net interest income risk (2)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total	Economic value of equity risk	Net interest income risk (2)	Economic value of equity risk	Net interest income risk (2)
Before-tax impact of:
100bps increase in rates	$(688)	$(4)	$(692)	$386	$11	$397	$(483)	$467	$(500)	$437
100bps decrease in rates	567	1	568	(357)	(1)	(358)	406	(318)	337	(311)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.
(2)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.

Market risk measures for other material non-trading portfolios

Market risk – AFS

We held $43 billion of securities classified as AFS as at April 30, 2014, compared to $40 billion as at January 31, 2014. We hold debt securities designated as AFS primarily as investments and to manage interest rate risk in our non-trading banking activity. Certain legacy debt portfolios are also classified as AFS. As at April 30, 2014, our portfolio of AFS securities (excluding those held in our Insurance business) exposes us to interest rate risk of a pre-tax loss of $4.8 million, as measured by the change in the value of the securities for a one basis point parallel increase in yields. The portfolio also exposes us to credit spread risk of a pre-tax loss of $9.8 million, as measured by the change in value for a one basis point widening of credit spreads. Changes in the value of these securities are reported in other comprehensive income. Our available-for-sale securities also include equity exposures of $1.7 billion as at April 30, 2014, down from $1.8 billion last quarter.

32        Royal Bank of Canada        Second Quarter 2014

Derivatives in hedge accounting relationships

Derivative assets in a designated hedge accounting relationship of $2 billion as at April 30, 2014 were unchanged compared to the prior quarter, and derivative liabilities of $805 million as at April 30, 2014 were down from $1.3 billion in the prior quarter. We use interest rate swaps to manage our structural interest rate risk, as described in the Market Risk section of our 2013 Annual Report. To the extent these swaps are considered effective hedges, changes in their fair value are recognized in other comprehensive income. The interest rate risk for the designated cash flow hedges, measured as the change in the value of the securities for a one basis point parallel increase in yields, was positive $3.2 million as of April 30, 2014.

We also use interest rate swaps to hedge changes in the fair value of certain fixed-rate instruments. Changes in fair value of the interest rate swaps and the hedged assets that are related to interest rate movements are reflected in income.

We also use foreign exchange derivatives to manage our exposure to equity investments in subsidiaries that are denominated in foreign currencies, particularly the U.S. dollar and British pound. Changes in the fair value of these hedges and the cumulative translation adjustment related to our structural foreign exchange risk are reported in other comprehensive income.

Linkage of market risk to selected balance sheet items

The following table provides the linkages between selected balance sheet items with positions included in our trading market risk and non-trading market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures.

	As at April 30, 2014
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks (3)	$15,879	$8,760	$7,119	Interest rate
Interest-bearing deposits with banks (4)	5,210	874	4,336	Interest rate
Securities
Trading (5)	148,398	142,115	6,283	Interest rate, credit spread
Available-for-sale (6)	43,083	–	43,083	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	133,981	133,776	205	Interest rate
Loans
Retail (8)	324,142	16,908	307,234	Interest rate
Wholesale (9)	99,177	434	98,743	Interest rate
Allowance for loan losses	(1,883)	–	(1,883)	Interest rate
Segregated fund net assets (10)	593	–	593	Interest rate
Derivatives	72,633	68,783	3,850	Interest rate
Other assets (11)	48,178	12,279	35,899	Interest rate
Assets not subject to market risk (12)	6,502
Total assets	$895,893	$383,929	$505,462
Liabilities subject to market risk
Deposits (13)	$587,122	$110,122	$477,000	Interest rate
Segregated fund liabilities (14)	593	–	593	Interest rate
Other
Obligations related to securities sold short	50,423	50,423	–
Obligations related to assets sold under repurchase agreements and securities loaned (15)	63,790	63,602	188	Interest rate
Derivatives	73,206	72,003	1,203	Interest rate
Other liabilities (16)	50,964	14,954	36,010	Interest rate
Subordinated debentures	6,486	–	6,486	Interest rate
Preferred share liabilities	490	–	490	Interest rate
Liabilities not subject to market risk (17)	11,336
Total liabilities	$844,410	$311,104	$521,970
Total equity	$51,483
Total liabilities and equity	$895,893

(1)	Traded risk includes FVTPL positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, Stressed VaR and Stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the structural interest rate risk (SIRR) and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $6,088 million included in SIRR. An additional $1,031 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $4,336 million are included in SIRR.
(5)	Trading securities include $6,283 million in securities used in the management of the structural interest rate risk of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Available-for-sale securities of $39,174 million are included in SIRR. An additional $3,909 million are held by our insurance businesses that do not contribute to our SIRR measures and certain legacy assets.
(7)	Assets purchased under reverse repurchase agreements include $205 million reflected in SIRR.
(8)	Retail loans include $307,235 million reflected in SIRR.
(9)	Wholesale loans include $97,620 million reflected in SIRR. An additional $1,123 million is used in the management of the structural interest rate risk of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the structural interest rate risk of RBC Insurance.
(11)	Other assets include $33,526 million reflected in SIRR. An additional $2,373 million is used in the management of the structural interest rate risk of RBC Insurance.
(12)	Other assets include $6,502 million of physical and other assets that are not subject to market risk.
(13)	Deposits include $477,000 million reflected in SIRR.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the structural interest rate risk of RBC Insurance.
(15)	Obligations related to assets sold under repurchase agreements include $188 million reflected in SIRR.
(16)	Other liabilities include $8,818 million used in the management of the structural interest rate risk of RBC Insurance, and $27,192 million contribute to our SIRR measure.
(17)	Other liabilities include $11,336 million of payroll related and other liabilities that are not subject to market risk.

Royal Bank of Canada        Second Quarter 2014        33

	As at January 31, 2014
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks (3)	$13,786	$6,571	$7,215	Interest rate
Interest-bearing deposits with banks (4)	8,245	1,842	6,403	Interest rate
Securities
Trading (5)	148,774	142,483	6,291	Interest rate, credit spread
Available-for-sale (6)	40,720	–	40,720	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	140,669	140,334	335	Interest rate
Loans
Retail (8)	322,518	16,667	305,851	Interest rate
Wholesale (9)	95,089	419	94,670	Interest rate
Allowance for loan losses	(1,979)	–	(1,979)	Interest rate
Segregated fund net assets (10)	542	–	542	Interest rate
Derivatives	79,475	75,283	4,192	Interest rate
Other assets (11)	50,797	14,971	35,826	Interest rate
Assets not subject to market risk (12)	6,078
Total assets	$904,714	$398,570	$500,066
Liabilities subject to market risk
Deposits (13)	$590,423	$117,803	$472,620	Interest rate
Segregated fund liabilities (14)	542	–	542	Interest rate
Other
Obligations related to securities sold short	48,818	48,818	–
Obligations related to assets sold under repurchase agreements and securities loaned (15)	67,015	66,690	325	Interest rate
Derivatives	80,702	79,031	1,671	Interest rate
Other liabilities (16)	47,538	13,432	34,106	Interest rate
Subordinated debentures	6,521	–	6,521	Interest rate
Preferred share liabilities	490	–	490	Interest rate
Liabilities not subject to market risk (17)	11,150
Total liabilities	$853,199	$325,774	$516,275
Total equity	$51,515
Total liabilities and equity	$904,714

(1)	Traded risk includes FVTPL positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, Stressed VaR and Stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the structural interest rate risk (SIRR) and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $6,505 million included in SIRR. An additional $710 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $6,403 million are included in SIRR.
(5)	Trading securities include $6,169 million in securities used in the management of the structural interest rate risk of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Available-for-sale securities of $36,645 million are included in SIRR. An additional $4,075 million are held by our insurance businesses that do not contribute to our SIRR measures and certain legacy assets.
(7)	Assets purchased under reverse repurchase agreements include $335 million reflected in SIRR.
(8)	Retail loans include $305,851 million reflected in SIRR.
(9)	Wholesale loans include $93,578 million reflected in SIRR. An additional $1,092 million is used in the management of the structural interest rate risk of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the structural interest rate risk of RBC Insurance.
(11)	Other assets include $33,424 million reflected in SIRR. An additional $2,402 million is used in the management of the structural interest rate risk of RBC Insurance.
(12)	Other assets include $6,078 million of physical and other assets that are not subject to market risk.
(13)	Deposits include $472,620 million reflected in SIRR.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the structural interest rate risk of RBC Insurance.
(15)	Obligations related to assets sold under repurchase agreements include $325 million reflected in SIRR.
(16)	Other liabilities include $8,582 million used in the management of the structural interest rate risk of RBC Insurance, and $25,524 million contribute to our SIRR measure.
(17)	Other liabilities include $11,150 million of payroll related and other liabilities that are not subject to market risk.

Liquidity and funding management

There have been no material changes to our Liquidity Management Framework from the framework described in our 2013 Annual Report. We continue to maintain liquidity and funding that is appropriate for the execution of our strategy. Our liquidity and funding risk remain well within our risk appetite.

We continue to monitor and, as appropriate, modify our risk policies, practices and processes to align with regulatory developments and to position ourselves for the prospective regulatory reforms, such as the Basel III regulatory liquidity standards established by the BCBS and supported by OSFI and other jurisdictions. The BCBS liquidity standards include minimum requirements for two regulatory measures, the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR). In January 2013, the BCBS released its final rules for LCR, with phased timelines for compliance, starting with a minimum of 60% coverage in 2015 and increasing by 10% annually to 100% in 2019. In January 2014, the BCBS released its final paper on “Liquidity coverage ratio disclosure standards” and published a consultative document on the NSFR guidelines. Banks are expected to comply with the BCBS LCR disclosure standards beginning in the first full fiscal quarter of calendar 2015 (Q2 for Canadian banks). Comments on the consultative document on NSFR were submitted in early April to the BCBS. Planned implementation for NSFR is 2018. In this interim observation period, we submit regular LCR and NSFR reports to OSFI.

34        Royal Bank of Canada        Second Quarter 2014

In November 2013, OSFI released a consultative document “Liquidity Adequacy Requirements (LAR) Guideline” for public review and comment by January 24, 2014. The objective of this guideline is to describe the methodologies supporting a series of liquidity metrics that will be used by OSFI to assess the liquidity adequacy of an institution. The LAR guideline converts the BCBS liquidity requirements (including LCR, NSFR and monitoring tools) into OSFI guidance as well as incorporating OSFI’s Net Cumulative Cash Flow (NCCF) metric into formal domestic regulation. OSFI introduced the NCCF in 2010 and we submit a formal compliance report to OSFI on a monthly basis. The assumptions and parameters for NCCF contained in the LAR guideline have been in some instances materially modified from existing NCCF requirements. OSFI has designated the NCCF as a supervisory tool rather than a liquidity metric with a prescribed minimum standard like LCR and eventually NSFR. Of note in the LAR guideline is that, while the LCR implementation date of January 2015 is consistent with the BCBS requirement, there will be no phase-in period as the minimum LCR requirement for Canadian institutions at that date will be 100% compared to the minimum 60% coverage as prescribed by BCBS. Implementation for the revised NCCF and other liquidity monitoring tools will also be January 2015. Intraday monitoring tools will be implemented by 2017. We expect OSFI will publish its final guidance shortly.

Risk measurement

To monitor and control risk within appropriate tolerances, limits are set on various internal and regulatory metrics reflecting a range of time horizons and severity of stress conditions. Risk methodologies and underlying assumptions for internal metrics are periodically reviewed and validated to assess alignment with our operating environment, expected economic and market conditions, rating agency preferences, regulatory requirements and accepted practices.

In our internal metrics, liquidity risk is measured using contractual maturity dates for some assets and liabilities (e.g., wholesale lending and funding) and effective maturity for others. In the effective maturity approach, the liquidity value of assets and liabilities is determined based on observed behavioural or market-based patterns unrelated to contractual maturity. For example, effective maturity may be shorter than contractual maturity if the demonstrated behaviour of the asset suggests that it can be monetized before maturity. Effective maturity for a liability may be longer than contractual maturity if the demonstrated behaviour of the liability suggests that it will be extended or rolled over at maturity. Specific examples include government bonds for assets as they can be quickly and reliably monetized and relationship-based deposits for liabilities where a significant portion is typically assigned core value although contractual maturity dates may be quite short or even legally characterized as available on demand (conversely, demand loans display attributes of longer term assets and are treated accordingly from an effective maturity perspective). Internally derived assumptions consider all relevant material and available data, information and methods of quantifying liquidity risk.

For further details on our methodologies and measurement, refer to the Liquidity and funding management section of our 2013 Annual Report.

Risk Profile

As at April 30, 2014, relationship-based deposits, which are the primary source of funding for retail loans and mortgages, were $375 billion or 54% of our total funding (January 31, 2014 – $371 billion(1) or 52%(1)). Funding for highly liquid assets consisted primarily of short-term wholesale funding that reflects the expected monetization period of these assets. This wholesale funding comprised unsecured short-term liabilities of $74 billion and secured (repos and short sales) liabilities of $120 billion, and represented 10% and 17% of total funding as at April 30, 2014, respectively (January 31, 2014 – $84 billion(1) and $120 billion or 12%(1) and 17% of total funding, respectively). Long-term wholesale funding is mostly used to fund less liquid wholesale assets. Additional quantitative information is provided in the following Funding section.

As at April 30, 2014, we held earmarked contingency liquidity assets of $12 billion, of which $7 billion was in U.S. currency and $5 billion was in Canadian currency (January 31, 2014 – $12 billion of which $7 billion was in U.S. currency and $5 billion was in Canadian currency). During the quarter ended April 30, 2014, we held on average $12 billion, of which $7 billion was in U.S. currency and $5 billion was in Canadian currency (January 31, 2014 – $12 billion of which $7 billion was in U.S. currency and $5 billion was in Canadian currency). We also held a derivatives pledging liquid asset buffer of US$4 billion as at April 30, 2014 to mitigate the volatility of our net pledging requirements for derivatives trading (January 31, 2014 – US$4 billion). This buffer averaged US$4 billion during the quarter ended April 30, 2014 (January 31, 2014 – US$4 billion).

As recommended by the EDTF, the following tables provide summaries of our liquidity reserve and asset encumbrance. Unencumbered assets represent, for the most part, a ready source of funding that can be accessed quickly, when required. In the Liquidity reserve table, available liquid assets consist of on-balance sheet cash and securities holdings as well as securities received as collateral from securities financing (reverse repos and off-balance sheet collateral swaps) and derivative transactions and constitute the preferred source for quickly accessing liquidity. The other component of our liquidity reserve consists primarily of uncommitted and undrawn central bank credit facilities that could be accessed under exceptional circumstances provided certain pre-conditions could be met and where advances could be supported by eligible assets (e.g. certain unencumbered loans) not included in the liquid assets category. The Asset encumbrance table provides a comprehensive view of the assets available to the bank, not just the liquidity reserve, and identifies assets already pledged as well as those available for use as collateral (including unencumbered assets from the Liquidity reserve table) for secured funding purposes. Less liquid assets such as mortgages and credit card receivables can in part be monetised although requiring more lead times relative to liquid assets. As at April 30, 2014, our assets available as collateral comprised 65% of our total liquid assets. For the purpose of constructing the following tables, encumbered assets include: (i) bank-owned liquid assets that are either pledged as collateral (e.g., repo financing and derivative pledging) or not freely available due to regulatory or internal policy requirements (e.g., earmarked to satisfy mandatory reserve or local capital adequacy requirements and to maintain continuous access to payment and settlement systems); (ii) securities received as collateral from securities financing and derivative transactions which have either been re-hypothecated where permissible (e.g., to obtain financing through repos or to cover securities sold short) or have no liquidity value since re-hypothecation is prohibited; and (iii) illiquid assets that have been securitized and sold into the market or that have been pledged as collateral in support of structured term funding vehicles. We do not include encumbered assets as a source of available liquidity in measuring liquidity risk. Unencumbered assets are the difference between total and encumbered assets from both on- and off-balance sheet sources.

(1)	Amounts have been revised from those previously presented.

Royal Bank of Canada        Second Quarter 2014        35

Liquidity reserve (1)

	As at April 30, 2014
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$12,290	$–	$12,290	$1,057	$11,233
Deposits in other banks available overnight	2,957	–	2,957	240	2,717
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2), (3)	212,730	17,041	229,771	106,211	123,560
Other (2)	94,375	24,017	118,392	58,229	60,163

Liquidity assets eligible at central banks (not included above) (4)	61	–	61	–	61
Undrawn credit lines granted by central banks (5)	7,907	–	7,907	–	7,907
Other assets eligible as collateral for discount (6)	123,083	–	123,083	–	123,083
Other liquid assets (7)	10,438	–	10,438	10,438	–
Total liquid assets	$463,841	$41,058	$504,899	$176,175	$328,724

	As at January 31, 2014
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$10,090	$–	$10,090	$1,050	$9,040
Deposits in other banks available overnight	3,670	–	3,670	254	3,416
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2), (3)	216,130	19,205	235,335	102,539	132,796
Other (2)	96,614	23,941	120,555	59,836	60,719

Liquidity assets eligible at central banks (not included above) (4)	64	–	64	–	64
Undrawn credit lines granted by central banks (5)	7,195	–	7,195	–	7,195
Other assets eligible as collateral for discount (6)	124,210	–	124,210	–	124,210
Other liquid assets (7)	12,187	–	12,187	12,187	–
Total liquid assets	$470,160	$43,146	$513,306	$175,866	$337,440

	As at
(Millions of Canadian dollars)	April 30 2014	January 31 2014
Royal Bank of Canada	$213,026	$220,135
Foreign branches	41,775	41,323
Subsidiaries	73,923	75,982
Total unencumbered liquid assets	$328,724	$337,440

(1)	Information is provided from an enterprise-wide perspective and amounts shown are based on face value. In managing liquidity risk, we consider legal, regulatory, tax and other constraints that may impede transferability of liquidity among RBC units.
(2)	The Bank-owned liquid assets amount includes securities owned outright by the bank or acquired via on-balance sheet securities finance transactions.
(3)	Includes liquid securities issued by provincial governments and U.S. government sponsored entities working under U.S. Federal government’s conservatorship (e.g. Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).
(4)	Includes Auction Rate Securities.
(5)	Includes loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York. Amounts are face value and would be subject to collateral margin requirements applied by the Federal Reserve Bank to determine collateral value/borrowing capacity. Access to the discount window borrowing program is conditional on meeting requirements set by the Federal Reserve Bank and borrowings are typically expected to be infrequent and due to uncommon occurrences requiring temporary accommodation.
(6)	Represents our unencumbered Canadian dollar non-mortgage loan book (at face value) that could, subject to satisfying conditions precedent to borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its Emergency Lending Assistance (ELA) program. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile but could in extraordinary circumstances, where normal market liquidity is seriously impaired, allow us and other banks to monetize assets eligible as central bank collateral to meet requirements and mitigate further market liquidity disruption.
(7)	Represents pledges related to over-the-counter (OTC) and exchange traded derivative transactions.

36        Royal Bank of Canada        Second Quarter 2014

Asset encumbrance (1)

	As at
	April 30 2014					January 31 2014
	Encumbered		Unencumbered			Encumbered		Unencumbered
(Millions of Canadian dollars)	Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)	Total (5)	Pledged as collateral	Other (2)	Available as collateral (3), (6)	Other (4), (6)	Total (5)
Cash and due from banks	$152	$1,057	$14,376	$294	$15,879	$164	$1,050	$12,260	$312	$13,786
Interest-bearing deposits with banks	88	–	5,122	–	5,210	90	–	8,155	–	8,245
Securities
Trading	55,501	–	91,815	1,082	148,398	53,505	–	94,359	910	148,774
Available-for-sale	1,854	45	38,266	2,918	43,083	2,007	52	34,026	4,635	40,720
Assets purchased under reverse repurchase agreements and securities borrowed	112,895	–	68,932	72	181,899	115,624	–	74,714	253	190,591
Loans
Retail
Mortgage securities	40,047	–	28,455	–	68,502	41,760	–	26,410	–	68,170
Mortgage loans	22,608	–	–	120,145	142,753	22,718	–	–	119,358	142,076
Non-mortgage loans	9,061	–	95,180	8,646	112,887	8,020	–	94,944	9,308	112,272
Wholesale	–	–	35,811	63,366	99,177	–	–	36,462	58,627	95,089
Allowance for loan losses	–	–	–	(1,883)	(1,883)	–	–	–	(1,979)	(1,979)
Segregated fund net assets	–	–	–	593	593	–	–	–	542	542
Other – Derivatives	–	–	–	72,633	72,633	–	–	–	79,475	79,475
– Others (7)	10,438	–	–	44,242	54,680	12,187	–	–	44,688	56,875
Total assets	$252,644	$1,102	$377,957	$312,108	$943,811	$256,075	$1,102	$381,330	$316,129	$954,636
(1)	Information is provided from an enterprise-wide perspective and amounts shown are based on face value. In managing liquidity risk, we consider legal, regulatory, tax and other constraints that may impede transferability of liquidity among RBC units.
(2)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(3)	Includes loans that could be used to collateralize central bank advances. Our unencumbered Canadian dollar non-mortgage loan book (at face value) could, subject to satisfying conditions precedent to borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its ELA program. We also lodge loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile but could in extraordinary circumstances, where normal market liquidity is seriously disrupted, allow us and other banks to monetize assets eligible as central bank collateral to meet requirements and mitigate market liquidity dislocations.
(4)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered readily available since they may not be acceptable at central banks or other for other lending programs.
(5)	Includes bank-owned liquid assets and securities received as collateral from off-balance sheet securities financing and derivative transactions.
(6)	Certain Non-mortgage loans have been reclassified from Retail loans to Wholesale loans. As a result, amounts have been revised from those previously presented.
(7)	The Pledged as collateral amounts relate to OTC and exchange traded derivative transactions.

Other sources of liquidity that could be available to mitigate stressed conditions include: (i) our unused wholesale funding capacity, which is regularly assessed using an established methodology that is periodically reviewed and, as necessary, revised, and (ii) central bank standby lending facilities if, in extraordinary circumstances, market sources were disrupted and temporarily not sufficiently liquid to allow us to monetize our unencumbered liquid assets (as opposed to loans as described above) to meet our normal daily requirements (e.g., Bank of Canada, Federal Reserve Bank, Bank of England, Bank of France and the Central Bank of Luxembourg).

Funding

Funding strategy

Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal and, to a lesser extent, commercial and institutional deposits, is the foundation of our structural liquidity position.

Deposit profile

Core deposits currently represent 70% of our total deposits (January 31, 2014 – 70%). Core deposits consist of our own statistically derived liquidity adjusted estimates of the highly stable portions of our relationship-based balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year. During the quarter, core deposit levels increased by about 2% due to growth in relationship deposits and an extension of our wholesale funding maturity profile. For further details on the gross dollar amounts of our relationship-based deposits and our wholesale funds maturing beyond one year, refer to the Risk profile section and the following Composition of wholesale funding table, respectively.

Long-term debt issuance

Our wholesale funding activities are well-diversified by geography, investor segment, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks, and take appropriate and timely actions. We operate longer-term debt issuance registered programs. The following table summarizes these programs with their authorized limits by geography.

Royal Bank of Canada        Second Quarter 2014        37

Canada	U.S.	Europe/Asia
• Canadian Shelf – $15 billion	• SEC Registered – US$25 billion	• European Debt Issuance Program – US$40 billion

	• SEC Registered Covered Bonds – US$12 billion	• Covered Bond Program – Euro 23 billion

• Japanese Issuance Programs – JPY 1 trillion

We also raise long-term funding using Canadian Deposit Notes, Canadian NHA MBS, Canada Mortgage Bonds, credit card receivable-backed securities, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms). We continuously evaluate expansion into new markets and untapped investor segments against relative issuance costs since diversification expands our wholesale funding flexibility and minimizes funding concentration and dependency, and generally reduces financing costs. As presented in the following charts, our current long-term debt profile is well diversified by currency as well as by type of long-term funding products. Maintaining competitive credit ratings is also critical to cost-effective funding.

(1) Mortgage-backed securities and Canada Mortgage Bonds

The following table provides our composition of wholesale funding and represents our enhanced disclosure in response to EDTF recommendations.

Composition of wholesale funding (1)

	As at April 30, 2014
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 to 2 years	2 years and greater	Total
Deposits from banks (2)	$4,232	$61	$122	$260	$4,675	$–	$–	$4,675
Certificates of deposit and commercial paper	221	5,394	6,217	14,027	25,859	4,131	626	30,616
Asset-backed commercial paper (3)	83	808	1,512	3,128	5,531	–	–	5,531
Senior unsecured medium-term notes (4)	42	819	3,904	8,292	13,057	11,915	41,085	66,057
Senior unsecured structured notes (5)	319	377	379	1,031	2,106	1,590	3,669	7,365
Mortgage securitization	9	832	1,154	2,672	4,667	2,032	17,367	24,066
Covered bonds/asset-backed securities (6)	17	33	50	1,700	1,800	6,728	22,492	31,020
Subordinated liabilities	–	600	–	200	800	3,000	2,632	6,432
Other (7)	4,588	205	843	567	6,203	–	3,536	9,739
Total	$9,511	$9,129	$14,181	$31,877	$64,698	$29,396	$91,407	$185,501
Of which:
– Secured	$4,598	$1,673	$2,716	$7,500	$16,487	$8,760	$39,859	$65,106
– Unsecured	4,913	7,456	11,465	24,377	48,211	20,636	51,548	120,395

	As at January 31, 2014
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 to 2 years	2 years and greater	Total
Deposits from banks (2)	$4,510	$49	$241	$367	$5,167	$–	$–	$5,167
Certificates of deposit and commercial paper	6,937	12,233	5,296	10,459	34,925	318	2,557	37,800
Asset-backed commercial paper (3)	389	990	1,081	3,101	5,561	–	–	5,561
Senior unsecured medium-term notes (4)	4	3,273	809	8,473	12,559	11,585	38,715	62,859
Senior unsecured structured notes (5), (8)	140	345	739	1,027	2,251	1,006	3,500	6,757
Mortgage securitization	2,008	2,056	876	1,504	6,444	3,680	17,492	27,616
Covered bonds/asset-backed securities (6)	47	84	113	932	1,176	7,193	21,719	30,088
Subordinated liabilities	–	–	600	200	800	3,000	2,637	6,437
Other (7), (8)	4,619	182	300	901	6,002	–	3,611	9,613
Total	$18,654	$19,212	$10,055	$26,964	$74,885	$26,782	$90,231	$191,898
Of which:
– Secured	$6,999	$3,130	$2,071	$5,538	$17,738	$10,873	$39,211	$67,822
– Unsecured	11,655	16,082	7,984	21,426	57,147	15,909	51,020	124,076

(1)	Excludes bankers’ acceptances.
(2)	Only includes deposits raised by treasury. Excludes deposits associated with services we provide to these banks (e.g., custody, cash management).
(3)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(4)	Includes deposit notes.
(5)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(6)	Includes credit card, auto and mortgages.
(7)	Includes tender option bonds, bearer deposit notes and other long-term structured deposits.
(8)	Amounts have been revised from those previously presented.

38        Royal Bank of Canada        Second Quarter 2014

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance sheet items at their carrying value (i.e. amortized cost or fair value) at the balance sheet date and have been enhanced in response to EDTF recommendations. Off-balance sheet items are allocated based on the expiry date of the contract.

Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modeling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement section.

	As at April 30, 2014
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$18,127	$420	$40	$–	$–	$–	$–	$–	$2,502	$21,089
Securities
Trading (1)	93,380	11	28	25	63	200	629	4,805	49,257	148,398
Available-for-sale	4,410	4,145	2,010	693	1,108	2,842	14,526	11,487	1,862	43,083
Assets purchased under reverse repurchase agreements and securities borrowed	61,326	23,792	17,118	9,854	14,229	1,096	–	–	6,566	133,981
Loans (net of allowance for loan losses)	16,428	14,459	8,703	10,190	10,709	58,967	184,934	30,541	86,505	421,436
Other
Customers’ liability under acceptances	6,109	1,487	615	423	2,271	–	6	–	–	10,911
Derivatives	2,095	3,169	2,517	4,178	2,110	7,236	18,370	32,957	1	72,633
Other financial assets	16,776	1,008	516	458	184	175	347	1,082	837	21,383
Total financial assets	$218,651	$48,491	$31,547	$25,821	$30,674	$70,516	$218,812	$80,872	$147,530	$872,914
Other non-financial assets	1,594	455	434	611	454	622	1,319	2,193	15,297	22,979
Total assets	$220,245	$48,946	$31,981	$26,432	$31,128	$71,138	$220,131	$83,065	$162,827	$895,893
Liabilities and equity
Deposits (2)
Unsecured borrowing	$29,812	$15,181	$20,242	$17,899	$21,066	$53,980	$52,011	$15,729	$292,602	$518,522
Secured borrowing	48	1,968	1,914	802	1,300	8,965	22,222	8,933	–	46,152
Covered bonds	–	–	–	748	2,535	1,643	13,719	3,803	–	22,448
Other
Acceptances	6,109	1,487	615	423	2,271	–	6	–	–	10,911
Obligations related to securities sold short	50,423	–	–	–	–	–	–	–	–	50,423
Obligations related to assets sold under repurchase agreements and securities loaned	57,705	1,628	528	363	249	1,000	–	–	2,317	63,790
Derivatives	1,942	3,080	3,141	4,546	2,329	8,544	18,500	31,116	8	73,206
Other financial liabilities	22,979	1,569	532	318	380	346	529	4,395	168	31,216
Subordinated debentures	–	–	–	190	–	–	–	6,296	–	6,486
Preferred share liabilities	–	–	–	–	–	–	–	–	490	490
Total financial liabilities	$169,018	$24,913	$26,972	$25,289	$30,130	$74,478	$106,987	$70,272	$295,585	$823,644
Other non-financial liabilities	1,327	310	336	1,281	777	782	2,211	7,488	6,254	20,766
Equity	–	–	–	–	–	–	–	–	51,483	51,483
Total liabilities and equity	$170,345	$25,223	$27,308	$26,570	$30,907	$75,260	$109,198	$77,760	$353,322	$895,893
Off-balance sheet items
Financial guarantees	$439	$1,070	$1,790	$2,828	$3,179	$2,142	$4,806	$136	$58	$16,448
Lease commitments	57	113	167	162	159	621	1,266	1,267	–	3,812
Commitments to extend credit	3,239	4,467	8,752	5,293	5,482	23,595	100,979	9,957	1,829	163,593
Other commitments	169	471	730	602	2,362	342	906	130	58,542	64,254
Total off-balance sheet items	$3,904	$6,121	$11,439	$8,885	$11,182	$26,700	$107,957	$11,490	$60,429	$248,107
(1)	Trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

Royal Bank of Canada        Second Quarter 2014        39

	As at January 31, 2014
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$15,679	$–	$–	$–	$–	$–	$–	$–	$6,352	$22,031
Securities Trading (1)	96,559	6	40	33	39	271	525	4,796	46,505	148,774
Available-for-sale	4,024	3,834	1,420	1,287	702	3,081	12,729	11,711	1,932	40,720
Assets purchased under reverse repurchase agreements and securities borrowed (2)	67,019	23,607	20,504	8,115	11,912	2,064	–	–	7,448	140,669
Loans (net of allowance for loan losses) (2)	14,776	12,643	10,764	9,891	12,802	53,375	186,288	29,520	85,569	415,628
Other
Customers’ liability under acceptances	5,446	1,776	389	670	2,221	–	–	–	1	10,503
Derivatives	3,503	4,187	3,080	2,418	3,839	8,508	20,247	33,688	5	79,475
Other financial assets	18,853	1,386	475	158	470	228	443	810	844	23,667
Total financial assets	$225,859	$47,439	$36,672	$22,572	$31,985	$67,527	$220,232	$80,525	$148,656	$881,467
Other non-financial assets	1,836	644	326	372	926	488	1,249	2,132	15,274	23,247
Total assets	$227,695	$48,083	$36,998	$22,944	$32,911	$68,015	$221,481	$82,657	$163,930	$904,714
Liabilities and equity
Deposits (3)
Unsecured borrowing	$38,266	$24,725	$13,523	$18,078	$16,667	$53,571	$49,995	$13,235	$291,243	$519,303
Secured borrowing	2,052	2,842	2,107	1,902	797	8,532	21,702	8,736	–	48,670
Covered bonds	–	–	–	–	748	4,244	13,739	3,719	–	22,450
Other
Acceptances	5,446	1,776	389	670	2,221	–	–	–	1	10,503
Obligations related to securities sold short	48,818	–	–	–	–	–	–	–	–	48,818
Obligations related to assets sold under repurchase agreements and securities loaned	58,804	3,629	847	307	359	1,500	–	–	1,569	67,015
Derivatives	3,334	4,597	3,185	2,803	3,924	9,434	20,051	33,373	1	80,702
Other financial liabilities	20,573	1,308	567	319	329	398	541	4,397	152	28,584
Subordinated debentures	–	–	–	–	213	–	–	6,308	–	6,521
Preferred share liabilities	–	–	–	–	–	–	–	–	490	490
Total financial liabilities	$177,293	$38,877	$20,618	$24,079	$25,258	$77,679	$106,028	$69,768	$293,456	$833,056
Other non-financial liabilities	2,124	343	216	83	1,270	775	2,017	7,282	6,033	20,143
Equity	–	–	–	–	–	–	–	–	51,515	51,515
Total liabilities and equity	$179,417	$39,220	$20,834	$24,162	$26,528	$78,454	$108,045	$77,050	$351,004	$904,714
Off-balance sheet items
Financial guarantees	$132	$1,204	$1,801	$1,780	$4,209	$2,915	$4,229	$131	$67	$16,468
Lease commitments (2)	57	113	168	163	160	625	1,308	1,304	–	3,898
Commitments to extend credit	1,317	3,888	9,067	6,856	7,824	19,501	103,151	9,828	1,627	163,059
Other commitments	147	383	652	808	2,226	302	795	107	58,925	64,345
Total off-balance sheet items	$1,653	$5,588	$11,688	$9,607	$14,419	$23,343	$109,483	$11,370	$60,619	$247,770

(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	Amounts have been revised from those previously presented.
(3)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are primarily dependent upon maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and are based on their methodologies. Ratings are subject to change from time to time, based on a number of factors including, but not limited to, our financial strength, competitive position and liquidity and other factors not completely within our control.

On January 24, 2014, Fitch Ratings affirmed our ratings with a stable outlook along with the six other largest Canadian banks.

40        Royal Bank of Canada        Second Quarter 2014

The following table presents our major credit ratings(1) and outlooks as at May 21, 2014:

As at May 21, 2014 (2)
	Short-term debt	Senior long- term debt	Outlook
Moody’s	P-1	Aa3	stable
Standard & Poor’s	A-1+	AA-	stable
Fitch Ratings	F1+	AA	stable
Dominion Bond Rating Services	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.
(2)	Kroll Bond Rating Agency has assigned RBC senior long-term and short-term debt and deposit ratings of AA and K1+, respectively, with a stable outlook. These ratings were unsolicited and we did not participate in the rating process.

Additional contractual obligations for rating downgrades

A lowering of our credit rating may have potentially adverse consequences for our funding capacity or access to the capital markets, may also affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts. However, we estimate, based on periodic reviews of ratings triggers embedded in our existing businesses and of our funding capacity sensitivity, that a minor downgrade would not significantly influence our liability composition, funding access, collateral usage and associated costs. The following table presents the additional collateral obligations required at the reporting date in the event of a one-, two- or three-notch downgrade to our credit ratings. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact. The amounts reported change periodically as a result of several factors including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark to market of positions with collateralized counterparties moving from a negative to a positive position. There is no outstanding senior debt issued in the market that contains rating triggers which would lead to early prepayment of principal.

Additional contractual obligations for rating downgrades

	As at
	April 30 2014			January 31 2014
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$510	$124	$760	$576	$143	$874
Other contractual funding or margin requirements (1)	402	113	36	425	143	80

(1)	Includes GICs issued by our municipal markets business out of New York and London.

Capital management

There have been no material changes to our Capital Management Framework from that described in our 2013 Annual Report. We continue to monitor and prepare for new regulatory capital developments in order to ensure timely and accurate compliance with these requirements.

Effective January 1, 2014, the CVA capital charge will be phased in over a five year period beginning 2014 and ending December 31st, 2018 to ensure an implementation similar to that in other countries. In accordance with the guidance, there are two possible options to phase in the CVA capital charge. Under the option selected by RBC, Option 1, CVA increased RWA for purposes of calculating CET1, Tier 1 and Total Capital ratios, and will be phased-in using a 57%, 65% and 77% phase-in multiple respectively, and vary by year up to the end of 2018.

In January 2014, the BCBS released its final paper on “Basel III leverage ratio framework and disclosure requirements”, which requires banks to disclose the leverage ratio and its components, effective the first full fiscal quarter of 2015 (Q2 2015). The leverage ratio is defined as the capital measure divided by the exposure measure. The capital measure is currently defined as Tier 1 capital and the exposure measure is the sum of (a) on-balance sheet exposures; (b) derivative exposures; (c) securities financing transaction (SFT) exposures and (d) off-balance sheet items. The minimum leverage ratio is 3%. For further details, refer to the Capital Management section of our 2013 Annual Report.

The following table provides a summary of OSFI regulatory target ratios under Basel III. Our capital position remained strong during the quarter and our capital ratios remain well above OSFI regulatory targets.

Basel III Capital Ratios	OSFI regulatory target requirements for large banks under Basel III					RBC capital ratios as at April 30, 2014	Meet or exceed OSFI target ratios	OSFI target requirements as of (1)
	Minimum	Capital Conservation Buffer	Minimum including Capital Conservation Buffer	D-SIBs Surcharge (1)	Minimum including Capital Conservation Buffer and D-SIBs surcharge (1)
Common Equity Tier 1 (%)	> 4.5%	2.5%	> 7.0%	1.0%	> 8.0%	9.7%	✓	2013/2016
Tier 1 capital (%)	> 6.0%	2.5%	> 8.5%	1.0%	> 9.5%	11.4%	✓	2014/2016
Total capital (%)	> 8.0%	2.5%	> 10.5%	1.0%	> 11.5%	13.2%	✓	2014/2016

(1)	The domestic systemically important banks (D-SIBs) surcharge will be applicable to risk weighted capital commencing January 1, 2016.

Royal Bank of Canada        Second Quarter 2014        41

Regulatory capital, RWA and capital ratios

	As at
(Millions of Canadian dollars, except percentage and multiple amounts)	April 30 2014	January 31 2014	April 30 2013
Capital
CET 1	$33,756	$32,998	$28,288
Tier 1 capital	39,725	39,414	34,942
Total capital	46,237	45,978	43,527
RWA
Credit risk	$258,275	$253,799	$231,264
Market risk	46,104	44,055	37,850
Operational risk	44,715	43,898	42,323
Total RWA	$349,094	$341,752	$311,437
Capital ratios and multiples (1)
CET1 ratio	9.7%	9.7%	9.1%
Tier 1 capital ratio	11.4%	11.5%	11.2%
Total capital ratio	13.2%	13.5%	14.0%
Assets-to-capital multiple (2)	17.5X	17.6X	16.6X
Gross-adjusted assets (GAA) (billions) (2)	$849.8	$850.8	$788.7
(1)	To enhance comparability among other global financial institutions, the following are our transitional capital ratios. The transitional CET1, Tier 1 and Total capital ratios as at April 30, 2014 were 11.8%, 11.8% and 13.5% respectively. Transitional is defined as capital calculated according to the current year’s phase-in of regulatory adjustments and phase-out of non-qualifying capital instruments.
(2)	Effective the first quarter of 2013, Assets-to-capital multiple and GAA are calculated on a transitional basis as per OSFI CAR Guideline.

Q2 2014 vs. Q1 2014

(1)	Represents rounded figures.
(2)	Internal capital generation of $1.1 billion represents Net income available to shareholders less common and preferred shares dividends.

Our Basel III CET 1 ratio was 9.7% as at April 30, 2014, which was flat as compared to the prior quarter, mainly reflecting internal capital generation mostly offset by higher RWA, which included both business growth and an update to retail risk parameters. Common share repurchases reduced the CET1 ratio by 3 bps.

Our Basel III Tier 1 capital ratio was down 10 bps, mainly due to the redemption of $850 million of preferred shares along with higher RWA, which included both business growth and an update to retail risk parameters, partially offset by internal capital generation.

RWA increased $7 billion to $349 billion, mainly reflecting higher credit risk RWA primarily from growth in the loan book along with an update to retail risk parameters, and an increase to market risk RWA largely reflecting higher risk levels in certain fixed income and equity portfolios. Our risk parameters are independently validated and updated on a regular basis. Further to the update of our retail risk parameters in the current quarter, we are in the process of conducting our review of the parameters related to our corporate and business lending portfolios, which is expected to be completed over the next few quarters. For further details, refer to the Credit risk section of our 2013 Annual Report.

Our Total capital ratio was down 30 bps, mainly due to the redemption of $850 million of preferred shares along with higher RWA, which included both business growth and an update to retail risk parameters, partially offset by internal capital generation.

As at April 30, 2014, our Assets-to-capital multiple (ACM) (on a transitional basis) was 17.5X as compared to ACM as at January 31, 2014 of 17.6X. The decrease was mainly due to internal capital generation partially offset by the redemption of preferred shares.

42        Royal Bank of Canada        Second Quarter 2014

Selected capital management activity

The following table provides our selected capital management activity for the three months and six months ended April 30, 2014.

	For the three months ended April 30, 2014		For the six months ended April 30, 2014
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Tier 1
Common shares issued
Stock options exercised (1)	535	$30	1,674	$95
Purchased for cancellation	(1,381)	(14)	(1,381)	(14)
Issuance of preferred shares Series AK (2)	2,421	61	2,421	61
Issuance of preferred shares Series AZ (2), (3)	–	–	20,000	500
Redemption of preferred shares Series AN	(9,000)	(225)	(9,000)	(225)
Redemption of preferred shares Series AP	(11,000)	(275)	(11,000)	(275)
Redemption of preferred shares Series AR	(14,000)	(350)	(14,000)	(350)
Tier 2
Redemption of November 4, 2018 subordinated debentures (2)		–		(1,000)
Redemption of TruCS 2013 (2)		–		(900)
(1)	Amounts include cash received for stock options exercised during the period and the fair value adjustments to stock options.
(2)	For further details, refer to Note 10 of our Condensed Financial Statements.
(3)	Based on gross amounts.

Selected share data (1)

	As at April 30, 2014
(Millions of Canadian dollars, except the number of shares)	Number of shares (000s)	Amount	Dividends declared per share
Common shares outstanding	1,441,349	$14,458	$0.71
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300	0.31
Non-cumulative Series AA	12,000	300	0.28
Non-cumulative Series AB	12,000	300	0.29
Non-cumulative Series AC	8,000	200	0.29
Non-cumulative Series AD	10,000	250	0.28
Non-cumulative Series AE	10,000	250	0.28
Non-cumulative Series AF	8,000	200	0.28
Non-cumulative Series AG	10,000	250	0.28
Non-cumulative Series AJ (3)	13,579	339	0.22
Non-cumulative Series AK (3)	2,421	61	0.17
Non-cumulative Series AL (3)	12,000	300	0.27
Non-cumulative Series AT (3)	11,000	275	0.39
Non-cumulative Series AV (3)	16,000	400	0.39
Non-cumulative Series AX (3)	13,000	325	0.38
Non-cumulative Series AZ (3)	20,000	490	0.31
Treasury shares – preferred	11	–
Treasury shares – common	1,097	73
Stock options
Outstanding	9,635
Exercisable	6,035
Dividends
Common		1,025
Preferred		52
(1)	For further details about our capital management activity, refer to Note 10 of our Condensed Financial Statements.
(2)	Effective February 24, 2010, we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.

On November 1, 2013, we renewed our normal course issuer bid (NCIB) which permits us to purchase up to 30 million of our common shares. The NCIB expires on October 31, 2014. For the three and six months ended April 30, 2014, we have purchased 1.4 million of our common shares under the NCIB. The total cost of the share repurchase was $100 million, comprised of a book value of $14 million, with an additional $86 million premium paid on repurchase.

Royal Bank of Canada        Second Quarter 2014        43

As at May 16, 2014, the number of outstanding common shares and stock options was 1,441,356,056 and 9,627,524, respectively, and the number of outstanding preferred shares was 170,000,000, of which 20,000,000 are classified as preferred share liability. As at May 16, 2014, the number of Treasury shares – preferred and Treasury shares – common was (79,779) and (897,944), respectively.

Attributed capital

Our methodology for allocating capital to our business segments is based on the higher of fully diversified economic capital and the Basel III regulatory capital requirements. The capital conversion rate is aligned with our target CET1 ratio set in our Capital Plan. Risk-based capital attribution provides a uniform base for performance measurement among business segments, which compares to our overall corporate return objective and facilitates management decisions in resource allocation in conjunction with other factors. Capital attribution to each business segment might vary due to the evolving changes in regulatory requirements such as the implementation of the CVA capital charge effective January 1, 2014, and the D-SIBs surcharge implementation commencing January 1, 2016.

The following table provides a summary of the components of our attributed capital:

	For the three months ended
(Millions of Canadian dollars)	April 30 2014	January 31 2014	April 30 2013
Credit risk	$13,050	$13,000	$11,700
Market risk (trading and non-trading)	3,600	3,900	3,400
Operational risk	4,300	4,200	4,050
Business and fixed asset risk	2,750	2,700	2,600
Insurance risk	550	500	450
Goodwill and intangibles	11,350	11,350	10,800
Regulatory capital allocation	4,400	3,900	2,650
Attributed capital	$40,000	$39,550	$35,650
Under attribution of capital	5,550	4,500	4,200
Average common equity	$ 45,550	$ 44,050	$ 39,850

Q2 2014 vs. Q2 2013

Attributed capital increased $4 billion largely due to an increase in Credit risk reflecting the impact of foreign exchange translation and business growth. Goodwill and intangible risk increased mainly due to the impact of foreign exchange translation along with the recognition of intangibles in certain businesses. Increase in Operational and Business risks was driven by growth in revenue. Regulatory capital allocation increased $2 billion, mainly reflecting the inclusion of the CVA capital charge along with rate changes.

We remain well capitalized with current levels of available capital exceeding the attributed capital required to underpin all of our material risks. Unattributed capital increased from the prior year as we retained additional capital in anticipation of the additional capital requirements by OSFI for D-SIBs.

Q2 2014 vs. Q1 2014

Attributed capital increased $500 million, largely due to the increase in regulatory capital allocation driven by business growth, as well as an increase in both Operational and Business risks arising from higher gross revenue. This was partially offset by a decrease in non-trading Market risk.

44        Royal Bank of Canada        Second Quarter 2014

Additional financial information

Exposures to selected financial instruments

Exposure to U.S. subprime and Alt-A through residential mortgage-backed securities (RMBS), collateralized debt obligations (CDOs) and mortgages

	As at
	April 30, 2014				April 30, 2013
(Millions of Canadian dollars)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities	$186	$240	$–	$426	$184	$178	$16	$378
Fair value of securities by rating
AAA	$4	$–	$–		$12	$–	$–
AA	37	4	–		38	3	–
A	33	3	–		15	–	–
BBB	25	5	–		24	–	–
Below BBB	87	228	–		95	175	16
Total	$186	$240	$–	$426	$184	$178	$16	$378
Fair value of securities by vintage
2003 (or before)	$–	$24	$–		$7	$3	$–
2004	8	44	–		6	30	–
2005	84	114	–		83	83	16
2006	57	42	–		60	36	–
2007 and greater	37	16	–		28	26	–
Total	$186	$240	$–	$426	$184	$178	$16	$378
Amortized cost of subprime/Alt-A mortgages (whole loans)	$8	$37	$–	$45	$7	$28	$–	$35
Total subprime and Alt-A exposures	$194	$277	$–	$471	$191	$206	$16	$413

Sensitivities of fair value of securities to changes in assumptions:
100 bps increase in credit spread	$(7)	$(9)
100 bps increase in interest rates	(1)	(11)
20% increase in default rates	(4)	(5)
25% decrease in prepayment rates	(2)	4

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our exposures to U.S. subprime and Alt-A residential mortgages of $471 million represented less than 0.1% of our total assets as at April 30, 2014, compared to $413 million or 0.1% in the prior year. The increase of $58 million was primarily due to the purchase of certain securities and the impact of foreign exchange translation.

Q2 2014 vs. Q2 2013

Our total holdings of RMBS noted in the table above may be exposed to U.S. subprime risk. As at April 30, 2014, our U.S. subprime RMBS exposure of $186 million increased $2 million or 1% from the prior quarter. Of this exposure, $74 million or 40% of our related holdings were rated A and above, an increase of $9 million from the prior year due to the purchase of certain securities.

As at April 30, 2014, U.S. subprime RMBS holdings rated AAA comprised 2% of our total U.S. subprime RMBS holdings compared with 7% in the prior year due to the sale of securities. As at April 30, 2014, our exposure to U.S. subprime loans of $8 million was relatively unchanged with the prior quarter.

Of our total portfolio of RMBS, holdings with a fair value of $240 million may be exposed to U.S. Alt-A risk. U.S. Alt-A exposures, increased $62 million from the prior year due to the purchase of certain securities and the impact of foreign exchange translation. Approximately 24% of these RMBS were issued during 2006 and onwards, compared to 35% in the prior year. As at April 30, 2014, our exposure to U.S. Alt-A loans of $37 million increased $9 million from the prior year.

We currently do not hold CDOs that may be exposed to U.S. subprime or Alt-A risk. As at April 30, 2014, our U.S. subprime CDOs exposure decreased $16 million from the prior year due to the sale of these securities. As at April 30, 2014, the fair value of our corporate CDOs, which were predominately comprised of $1.2 billion of corporate collateralized loan obligations decreased $0.6 billion from the prior year mainly due to the redemption of certain securities.

Off-balance sheet arrangements

For our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at April 30, 2014, refer to the Off-balance sheet arrangements section.

Royal Bank of Canada        Second Quarter 2014        45

Leveraged finance

Leveraged lending involves the provision of debt financing to borrowers where proceeds are generally used to finance equity buyouts, mergers and acquisitions, business recapitalizations, and bridge facilities and meet certain leverage criteria. We revised our definition during the quarter as we previously defined leveraged finance as primarily being related with a financial sponsor-related entity. As at April 30, 2014, our total commitments, including funded and unfunded amounts, were $15.8 billion.

Commercial mortgage-backed securities

The fair value of our total direct holdings of commercial mortgage-backed securities was $124 million as at April 30, 2014.

Assets and liabilities measured at fair value

Our financial instruments at fair value are classified as Level 1, 2, or 3, in accordance with the fair value hierarchy set out in IFRS 13, Fair Value Measurement. For further details on the fair value of our financial instruments and transfers between levels of the fair value hierarchy, refer to Note 3 of our Condensed Financial Statements.

The following tables presents the total fair value of each major class of financial assets and financial liabilities measured at fair value and the percentage of the fair value of each class categorized as Level 1, 2, or 3 as at April 30, 2014.

	As at April 30, 2014
(Millions of Canadian dollars, except percentage amounts)	Fair value (1)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
Financial assets
Securities at FVTPL	$148,398	41%	58%	1%	100%
Available-for-sale	42,682	15%	73%	12%	100%
Loans – Wholesale	2,312	0%	80%	20%	100%
Derivatives	107,286	2%	97%	1%	100%
Other assets	997	61%	39%	0%	100%
Financial liabilities
Deposits	$72,094	0%	92%	8%	100%
Derivatives	108,495	2%	96%	2%	100%
(1)	The derivative assets and liabilities presented in the table above do not reflect the impact of netting.

Accounting and control matters

Summary accounting policies and estimates

Our Condensed Financial Statements are presented in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The significant accounting policies are described in Note 2 of our Condensed Financial Statements and Note 2 of our 2013 Annual Consolidated Financial Statements.

Changes in accounting policies and disclosure

We have adopted several new and amended IFRS standards effective November 1, 2013. These new and amended standards include IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interest in Other Entities, IAS 27 Separate Financial Statements, IAS 28 Investments in Associates and Joint Ventures, IFRS 13 Fair Value Measurement, IAS 19 Employee Benefits, IFRS 7 Disclosure – Offsetting Financial Assets and Financial Liabilities, and the own credit provisions of IFRS 9 Financial Instruments. Refer to Note 2 of our Condensed Financial Statements for details of these changes.

Controls and procedures

Disclosure controls and procedures

As of April 30, 2014, management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the United States Securities and Exchange Commission. Based on that evaluation, the Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of April 30, 2014.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended April 30, 2014, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

Our policies and procedures for related party transactions have not changed significantly from October 31, 2013. For further information, refer to Note 28 of our 2013 Annual Consolidated Financial Statements.

46        Royal Bank of Canada        Second Quarter 2014

EDTF recommendations index

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, issued its report Enhancing the Risk Disclosures of Banks, which included 32 recommendations aimed at achieving transparent, high-quality risk disclosures. As a result, our enhanced disclosures have been provided in our 2013 Annual Report, Q2 2014 Report to Shareholders (RTS) and Supplementary Financial Information package (SFI).

The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure
Type of Risk	Recommendation	Disclosure	RTS page	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	46	98
	2	Define risk terminology and measures	–	46-49 183-185	–
	3	Top and emerging risks	–	44-45	–
	4	New regulatory ratios	33-34, 40	65,77	–
Risk governance, risk management and business model	5	Risk management organization	–	46-49	–
	6	Risk culture	–	46	–
	7	Risk in the context of our business activities	–	49	–
	8	Stress testing	–	48,60	–
Capital adequacy and risk-weighted assets	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	40	77	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet	–	–	22-27
	11	Flow statement of the movements in regulatory capital	–	–	28
	12	Capital strategic planning	–	76	–
	13	Risk-weighted assets (RWA) by business segments	–	–	31
	14	Analysis of capital requirement, and related measurement model information	–	50-52	29-30
	15	RWA credit risk and related risk measurements	–	–	42-44
	16	Movement of risk-weighted assets by risk type	–	–	31
	17	Basel back-testing	–	51	42
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	34-35	66-67	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	36, 40	66-67 73	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	38-39	70-71	–
	21	Sources of funding and funding strategy	36-37	68-69	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	32-33	64	–
	23	Decomposition of market risk factors	30-31	60-61,63	–
	24	Market risk validation and back-testing	–	60	–
	25	Primary risk management techniques beyond reported risk measures and parameters	–	60-61	–
Credit risk	26	Bank’s credit risk profile	22-29	50-59	32-44
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet		132-134 93-97
	27	Policies for identifying impaired loans	29	86-87 114-115	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year	–	–	34, 38
	29	Quantification of gross notional exposure for OTC derivatives or exchange-traded derivatives	–	–	46
	30	Credit risk mitigation, including collateral held for all sources of credit risk	–	52	41
Other	31	Other risk types	–	73-76	–
	32	Publicly known risk events	–	76 170	–

Royal Bank of Canada        Second Quarter 2014        47

Interim Condensed Consolidated Balance Sheets (unaudited)

(Millions of Canadian dollars except share amounts)	April 30 2014	January 31 2014	October 31 2013	April 30 2013
Assets
Cash and due from banks	$15,879	$13,786	$15,550	$14,311
Interest-bearing deposits with banks	5,210	8,245	9,039	6,966
Securities (Note 4)
Trading	148,398	148,774	144,023	139,787
Available-for-sale	43,083	40,720	38,687	36,534
	191,481	189,494	182,710	176,321
Assets purchased under reverse repurchase agreements and securities borrowed	133,981	140,669	117,517	124,644
Loans (Note 5)
Retail	324,142	322,518	320,627	311,594
Wholesale	99,177	95,089	90,182	86,974
	423,319	417,607	410,809	398,568
Allowance for loan losses (Note 5)	(1,883)	(1,979)	(1,959)	(1,966)
	421,436	415,628	408,850	396,602
Segregated fund net assets	593	542	513	438
Other
Customers’ liability under acceptances	10,911	10,503	9,953	9,275
Derivatives (Note 6)	72,633	79,475	74,822	93,693
Premises and equipment	2,603	2,650	2,636	2,653
Goodwill	8,566	8,616	8,332	8,077
Other intangibles	2,802	2,815	2,777	2,712
Investments in joint ventures and associates	273	290	247	606
Employee benefit assets	299	265	161	150
Other assets	29,226	31,736	26,638	29,992
	127,313	136,350	125,566	147,158
Total assets	$895,893	$904,714	$859,745	$866,440
Liabilities and equity
Deposits (Note 8)
Personal	$202,670	$200,125	$194,943	$188,163
Business and government	365,369	371,764	350,864	328,904
Bank	19,083	18,534	13,543	15,058
	587,122	590,423	559,350	532,125
Segregated fund liabilities	593	542	513	438
Other
Acceptances	10,911	10,503	9,953	9,275
Obligations related to securities sold short	50,423	48,818	47,128	49,628
Obligations related to assets sold under repurchase agreements and securities loaned	63,790	67,015	60,416	72,384
Derivatives (Note 6)	73,206	80,702	76,745	97,665
Insurance claims and policy benefit liabilities	8,163	8,115	8,034	8,228
Employee benefit liabilities	2,034	1,979	2,027	2,631
Other liabilities	41,192	38,091	38,676	38,856
	249,719	255,223	242,979	278,667
Subordinated debentures (Note 10)	6,486	6,521	7,443	8,503
Preferred share liabilities (Note 10)	490	490	–	–
Total liabilities	844,410	853,199	810,285	819,733
Equity attributable to shareholders
Preferred shares	3,750	4,600	4,600	4,813
Common shares (shares issued – 1,441,348,556, 1,442,194,698, 1,441,055,616 and 1,444,372,468) (Note 10)	14,458	14,442	14,377	14,354
Treasury shares – preferred (shares held – (11,321), 1,829, (46,641) and 12,098)	–	–	1	–
– common (shares held – (1,097,349), (555,867), (666,366) and (701,082))	73	33	41	40
Retained earnings	29,496	28,551	27,438	24,876
Other components of equity	1,913	2,117	1,208	852
	49,690	49,743	47,665	44,935
Non-controlling interests	1,793	1,772	1,795	1,772
Total equity	51,483	51,515	49,460	46,707
Total liabilities and equity	$895,893	$904,714	$859,745	$866,440

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements. Comparative amounts prior to November 1, 2013 have been restated for the adoption of new accounting standards. Refer to Note 2.

48        Royal Bank of Canada        Second Quarter 2014

Interim Condensed Consolidated Statements of Income (unaudited)

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except per share amounts)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	April 30 2013
Interest income
Loans	$4,162	$4,230	$3,994	$8,392	$8,047
Securities	1,006	957	887	1,963	1,848
Assets purchased under reverse repurchase agreements and securities borrowed	235	246	237	481	486
Deposits and other	17	17	14	34	27
	5,420	5,450	5,132	10,870	10,408
Interest expense
Deposits and other	1,459	1,458	1,399	2,917	2,835
Other liabilities	451	470	420	921	884
Subordinated debentures	61	62	91	123	183
	1,971	1,990	1,910	3,961	3,902
Net interest income	3,449	3,460	3,222	6,909	6,506
Non-interest income
Insurance premiums, investment and fee income	1,125	1,282	1,246	2,407	2,267
Trading revenue	300	310	151	610	507
Investment management and custodial fees	714	718	605	1,432	1,214
Mutual fund revenue	729	729	622	1,458	1,216
Securities brokerage commissions	351	341	336	692	657
Service charges	364	364	354	728	708
Underwriting and other advisory fees	428	401	401	829	870
Foreign exchange revenue, other than trading	237	168	186	405	361
Card service revenue	153	175	150	328	321
Credit fees	237	287	246	524	532
Net gain on available-for-sale securities (Note 4)	71	23	44	94	110
Share of profit in joint ventures and associates	34	38	35	72	72
Other	78	158	119	236	234
	4,821	4,994	4,495	9,815	9,069
Total revenue	8,270	8,454	7,717	16,724	15,575
Provision for credit losses (Note 5)	244	292	287	536	636
Insurance policyholder benefits, claims and acquisition expense	830	982	938	1,812	1,643
Non-interest expense
Human resources (Note 9)	2,734	2,850	2,572	5,584	5,221
Equipment	288	284	257	572	515
Occupancy	331	316	303	647	605
Communications	190	156	174	346	331
Professional fees	162	160	182	322	342
Outsourced item processing	69	60	69	129	129
Amortization of other intangibles	163	156	139	319	274
Other	389	399	313	788	635
	4,326	4,381	4,009	8,707	8,052
Income before income taxes	2,870	2,799	2,483	5,669	5,244
Income taxes	669	707	574	1,376	1,288
Net income	$2,201	$2,092	$1,909	$4,293	$3,956
Net income attributable to:
Shareholders	$2,175	$2,067	$1,885	$4,242	$3,907
Non-controlling interests	26	25	24	51	49
	$2,201	$2,092	$1,909	$4,293	$3,956
Basic earnings per share (in dollars) (Note 11)	$1.47	$1.39	$1.26	$2.86	$2.61
Diluted earnings per share (in dollars) (Note 11)	1.47	1.38	1.25	2.85	2.59
Dividends per common share (in dollars)	0.71	0.67	0.63	1.38	1.23

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements. Comparative amounts prior to November 1, 2013 have been restated for the adoption of new accounting standards. Refer to Note 2.

Royal Bank of Canada        Second Quarter 2014        49

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	April 30 2013
Net income	$2,201	$2,092	$1,909	$4,293	$3,956
Other comprehensive (loss) income, net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized (losses) gains on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities	8	74	102	82	104
Reclassification of net (gains) losses on available-for-sale securities to income	(24)	(11)	(23)	(35)	(73)
	(16)	63	79	47	31
Foreign currency translation adjustments
Unrealized foreign currency translation (losses) gains	(458)	2,480	169	2,022	117
Net foreign currency translation gains (losses) from hedging activities	232	(1,513)	(95)	(1,281)	(58)
Reclassification of losses (gains) on net investment hedging activities to income	–	–	–	–	–
	(226)	967	74	741	59
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	40	(118)	(73)	(78)	(49)
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(2)	(3)	(8)	(5)	(20)
	38	(121)	(81)	(83)	(69)
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans (Note 9)	17	77	(202)	94	(157)
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	(82)	–	–	(82)	–
	(65)	77	(202)	12	(157)
Total other comprehensive (loss) income, net of taxes	(269)	986	(130)	717	(136)
Total comprehensive income	$1,932	$3,078	$1,779	$5,010	$3,820
Total comprehensive income attributable to:
Shareholders	$1,906	$3,053	$1,755	$4,959	$3,771
Non-controlling interests	26	25	24	51	49
	$1,932	$3,078	$1,779	$5,010	$3,820

The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	April 30 2013
Income tax expenses (recoveries) on net unrealized gains (losses) on available-for-sale securities	$4	$26	$37	$30	$28
Income tax (expenses) recoveries on reclassification of net (gains) losses on available-for-sale securities to income	(2)	(1)	(4)	(3)	(9)
Income tax (recoveries) expenses on unrealized foreign currency translation (losses) gains	(1)	5	–	4	(1)
Income tax expenses (recoveries) on net foreign currency translation gains (losses) from hedging activities	82	(536)	(33)	(454)	(20)
Income tax recoveries on reclassification of losses (gains) on net investment hedging activities to income	–	1	–	1	–
Income tax expenses (recoveries) on net gains (losses) on derivatives designated as cash flow hedges	14	(42)	(26)	(28)	(18)
Income tax (expenses) recoveries on reclassification of (gains) losses on derivatives designated as cash flow hedges to income	–	(1)	(3)	(1)	(7)
Income tax expenses (recoveries) on remeasurements of employee benefit plans	2	28	(71)	30	(55)
Income tax (recoveries) expenses on net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	(30)	–	–	(30)	–
Total income tax expenses (recoveries)	$69	$(520)	$(100)	$(451)	$(82)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements. Comparative amounts prior to November 1, 2013 have been restated for the adoption of new accounting standards. Refer to Note 2.

50        Royal Bank of Canada        Second Quarter 2014

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at January 31, 2013	$4,813	$14,367	$(1)	$(22)	$24,289	$371	$181	$228	$780	$44,226	$1,764	$45,990
Changes in equity
Issues of share capital	–	8	–	–	–	–	–	–	–	8	–	8
Common shares purchased for cancellation	–	(21)	–	–	(107)	–	–	–	–	(128)	–	(128)
Sales of treasury shares	–	–	25	1,256	–	–	–	–	–	1,281	–	1,281
Purchases of treasury shares	–	–	(24)	(1,194)	–	–	–	–	–	(1,218)	–	(1,218)
Share-based compensation awards	–	–	–	–	–	–	–	–	–	–	–	–
Dividends on common shares	–	–	–	–	(910)	–	–	–	–	(910)	–	(910)
Dividends on preferred shares, preferred share liabilities and other	–	–	–	–	(64)	–	–	–	–	(64)	–	(64)
Other	–	–	–	–	(15)	–	–	–	–	(15)	(16)	(31)
Net income	–	–	–	–	1,885	–	–	–	–	1,885	24	1,909
Total other comprehensive income	–	–	–	–	(202)	79	74	(81)	72	(130)	–	(130)
Balance at April 30, 2013	$4,813	$14,354	$–	$40	$24,876	$450	$255	$147	$852	$44,935	$1,772	$46,707
Balance at October 31, 2013	$4,600	$14,377	$1	$41	$27,438	$347	$686	$175	$1,208	$47,665	$1,795	$49,460
Changes in equity
Issues of share capital	–	65	–	–	–	–	–	–	–	65	–	65
Sales of treasury shares	–	–	20	1,061	–	–	–	–	–	1,081	–	1,081
Purchases of treasury shares	–	–	(21)	(1,069)	–	–	–	–	–	(1,090)	–	(1,090)
Share-based compensation awards	–	–	–	–	(2)	–	–	–	–	(2)	–	(2)
Dividends on common shares	–	–	–	–	(966)	–	–	–	–	(966)	–	(966)
Dividends on preferred shares, preferred share liabilities and other	–	–	–	–	(62)	–	–	–	–	(62)	(47)	(109)
Other	–	–	–	–	(1)	–	–	–	–	(1)	(1)	(2)
Net income	–	–	–	–	2,067	–	–	–	–	2,067	25	2,092
Total other comprehensive income	–	–	–	–	77	63	967	(121)	909	986	–	986
Balance at January 31, 2014	$4,600	$14,442	$–	$33	$28,551	$410	$1,653	$54	$2,117	$49,743	$1,772	$51,515
Changes in equity
Issues of share capital	–	30	–	–	–	–	–	–	–	30	–	30
Common shares purchased for cancellation	–	(14)	–	–	(86)	–	–	–	–	(100)	–	(100)
Preferred shares redeemed	(850)	–	–	–	–	–	–	–	–	(850)	–	(850)
Sales of treasury shares	–	–	13	1,041	–	–	–	–	–	1,054	–	1,054
Purchases of treasury shares	–	–	(13)	(1,001)	–	–	–	–	–	(1,014)	–	(1,014)
Share-based compensation awards	–	–	–	–	(3)	–	–	–	–	(3)	–	(3)
Dividends on common shares	–	–	–	–	(1,025)	–	–	–	–	(1,025)	–	(1,025)
Dividends on preferred shares, preferred share liabilities and other	–	–	–	–	(52)	–	–	–	–	(52)	–	(52)
Other	–	–	–	–	1	–	–	–	–	1	(5)	(4)
Net income	–	–	–	–	2,175	–	–	–	–	2,175	26	2,201
Total other comprehensive income	–	–	–	–	(65)	(16)	(226)	38	(204)	(269)	–	(269)
Balance at April 30, 2014	$3,750	$14,458	$–	$73	$29,496	$394	$1,427	$92	$1,913	$49,690	$1,793	$51,483

Royal Bank of Canada        Second Quarter 2014        51

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at October 31, 2012	$4,813	$14,323	$1	$30	$23,162	$419	$196	$216	$831	$43,160	$1,761	$44,921
Changes in equity
Issues of share capital	–	52	–	–	–	–	–	–	–	52	–	52
Common shares purchased for cancellation	–	(21)	–	–	(107)	–	–	–	–	(128)	–	(128)
Sales of treasury shares	–	–	70	1,892	–	–	–	–	–	1,962	–	1,962
Purchases of treasury shares	–	–	(71)	(1,882)	–	–	–	–	–	(1,953)	–	(1,953)
Share-based compensation awards	–	–	–	–	(2)	–	–	–	–	(2)	–	(2)
Dividends on common shares	–	–	–	–	(1,778)	–	–	–	–	(1,778)	–	(1,778)
Dividends on preferred shares, preferred share liabilities and other	–	–	–	–	(129)	–	–	–	–	(129)	(47)	(176)
Other	–	–	–	–	(20)	–	–	–	–	(20)	9	(11)
Net income	–	–	–	–	3,907	–	–	–	–	3,907	49	3,956
Total other comprehensive income	–	–	–	–	(157)	31	59	(69)	21	(136)	–	(136)
Balance at April 30, 2013	$4,813	$14,354	$–	$40	$24,876	$450	$255	$147	$852	$44,935	$1,772	$46,707
Balance at October 31, 2013	$4,600	$14,377	$1	$41	$27,438	$347	$686	$175	$1,208	$47,665	$1,795	$49,460
Changes in equity
Issues of share capital	–	95	–	–	–	–	–	–	–	95	–	95
Common shares purchased for cancellation	–	(14)	–	–	(86)	–	–	–	–	(100)	–	(100)
Preferred shares redeemed	(850)	–	–	–	–	–	–	–	–	(850)	–	(850)
Sales of treasury shares	–	–	33	2,102	–	–	–	–	–	2,135	–	2,135
Purchases of treasury shares	–	–	(34)	(2,070)	–	–	–	–	–	(2,104)	–	(2,104)
Share-based compensation awards	–	–	–	–	(5)	–	–	–	–	(5)	–	(5)
Dividends on common shares	–	–	–	–	(1,991)	–	–	–	–	(1,991)	–	(1,991)
Dividends on preferred shares, preferred share liabilities and other	–	–	–	–	(114)	–	–	–	–	(114)	(47)	(161)
Other	–	–	–	–	–	–	–	–	–	–	(6)	(6)
Net income	–	–	–	–	4,242	–	–	–	–	4,242	51	4,293
Total other comprehensive income	–	–	–	–	12	47	741	(83)	705	717	–	717
Balance at April 30, 2014	$3,750	$14,458	$–	$73	$29,496	$394	$1,427	$92	$1,913	$49,690	$1,793	$51,483

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements. Comparative amounts prior to November 1, 2013 have been restated for the adoption of new accounting standards. Refer to Note 2.

52        Royal Bank of Canada        Second Quarter 2014

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	April 30 2013
Cash flows from operating activities
Net income	$2,201	$2,092	$1,909	4,293	$3,956
Adjustments for non-cash items and others
Provision for credit losses	244	292	287	536	636
Depreciation	123	119	109	242	216
Deferred income taxes	(95)	248	(210)	153	(88)
Amortization and impairment of other intangibles	163	156	139	319	274
Loss (gain) on sale of premises and equipment	7	(2)	(1)	5	(2)
Gain on available-for-sale securities	(78)	(39)	(48)	(117)	(127)
Impairment of available-for-sale securities	5	10	4	15	17
Share of profit in joint ventures and associates	(34)	(38)	(35)	(72)	(72)
Adjustments for net changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	48	81	272	129	307
Net change in accrued interest receivable and payable	259	(49)	250	210	(155)
Current income taxes	287	(853)	(228)	(566)	155
Derivative assets	6,842	(4,653)	(6,446)	2,189	(2,396)
Derivative liabilities	(7,496)	3,957	5,402	(3,539)	903
Trading securities	450	(4,699)	(9,029)	(4,249)	(19,004)
Change in loans, net of securitizations	(5,712)	(7,149)	(5,236)	(12,861)	(7,934)
Change in assets purchased under reverse repurchase agreements and securities borrowed	6,688	(23,152)	(3,311)	(16,464)	(12,387)
Change in deposits	(3,301)	32,391	7,611	29,090	14,046
Change in obligations related to assets sold under repurchase agreements and securities loaned	(3,225)	6,599	8,055	3,374	8,352
Change in obligations related to securities sold short	1,605	1,706	(434)	3,311	8,872
Net change in brokers and dealers receivable and payable	270	(267)	(368)	3	157
Other	4,566	(6,182)	3,162	(1,616)	2,705
Net cash from (used in) operating activities	3,817	568	1,854	4,385	(1,569)
Cash flows from investing activities
Change in interest-bearing deposits with banks	3,035	794	1,514	3,829	3,280
Proceeds from sale of available-for-sale securities	997	2,076	755	3,073	3,854
Proceeds from maturity of available-for-sale securities	8,672	8,886	9,674	17,558	20,826
Purchases of available-for-sale securities	(12,263)	(11,529)	(8,370)	(23,792)	(20,587)
Proceeds from maturity of held-to-maturity securities	70	142	48	212	198
Purchases of held-to-maturity securities	(53)	(132)	(47)	(185)	(173)
Net acquisitions of premises and equipment and other intangibles	(231)	(311)	(150)	(542)	(396)
Cash used in acquisitions	–	–	(2,537)	–	(2,537)
Net cash from (used in) investing activities	227	(74)	887	153	4,465
Cash flows from financing activities
Redemption of trust capital securities	–	(900)	–	(900)	–
Issue of subordinated debentures	–	–	–	–	2,046
Repayment of subordinated debentures	–	(1,000)	(1,000)	(1,000)	(1,000)
Issue of common shares	30	65	8	95	52
Common shares purchased for cancellation	(100)	–	(128)	(100)	(128)
Issue of preferred share liabilities	–	490	–	490	–
Redemption of preferred shares	(850)	–	–	(850)	–
Sales of treasury shares	1,054	1,081	1,281	2,135	1,962
Purchase of treasury shares	(1,014)	(1,090)	(1,218)	(2,104)	(1,953)
Dividends paid	(1,028)	(1,026)	(933)	(2,054)	(1,865)
Dividends/distributions paid to non-controlling interests	–	(47)	–	(47)	(47)
Change in short-term borrowings of subsidiaries	(3)	5	1	2	(96)
Net cash used in financing activities	(1,911)	(2,422)	(1,989)	(4,333)	(1,029)
Effect of exchange rate changes on cash and due from banks	(40)	164	20	124	16
Net change in cash and due from banks	2,093	(1,764)	772	329	1,883
Cash and due from banks at beginning of period (1)	13,786	15,550	13,539	15,550	12,428
Cash and due from banks at end of period (1)	$15,879	$13,786	$14,311	$15,879	$14,311
Cash flows from operating activities include:
Amount of interest paid	$1,487	$2,170	$1,379	$3,657	$3,751
Amount of interest received	4,994	5,407	4,733	10,401	9,796
Amount of dividend received	384	369	365	753	734
Amount of income taxes paid	519	712	817	1,231	1,064

(1)	We are required to maintain balances with central banks and other regulatory authorities. The total balances were $2.3 billion as at April 30, 2014 (January 31, 2014 – $2.6 billion; October 31, 2013 – $2.6 billion; April 30, 2013 – $2.6 billion; January 31, 2013 – $2.6 billion; October 31, 2012 – $2.1 billion).

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements. Comparative amounts prior to November 1, 2013 have been restated for the adoption of new accounting standards. Refer to Note 2.

Royal Bank of Canada        Second Quarter 2014        53

Note 1 General information

Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the audited 2013 Annual Consolidated Financial Statements and the accompanying notes included on pages 99 to 180 in our 2013 Annual Report. Tabular information is stated in millions of Canadian dollars, except per share amounts and percentages. On May 21, 2014, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments

Except as indicated below, the Condensed Financial Statements have been prepared using the same accounting policies and methods used in preparation of our audited 2013 Annual Consolidated Financial Statements.

Changes in accounting policies

During the quarter, we adopted the following new accounting standard.

Own credit provisions of IFRS 9 Financial Instruments (IFRS 9)

The own credit provisions of IFRS 9 change the accounting for financial liabilities designated as at fair value through profit or loss (FVTPL). Previously under IAS 39 Financial Instruments: Recognition and Measurement (IAS 39), all fair value changes in financial liabilities designated as at FVTPL were recognized in net income. Under IFRS 9, the changes in the fair value of these liabilities attributable to our own credit are recognized in Other comprehensive income (OCI) rather than income. Amounts recognized in OCI will not be reclassified subsequently to net income.

We prospectively adopted the own credit provisions of IFRS 9 with an initial application date of November 1, 2013. Fair value changes in our financial liabilities designated as at FVTPL attributable to changes in our own credit risk are now recorded in OCI. The remaining fair value changes continue to be recorded in Trading revenue or Non-interest income – Other. We did not restate our quarterly or annual results for periods prior to February 1, 2014 as the amounts were not significant. Amounts recognized in the Statement of Income in the first quarter of 2014 have been recorded in OCI in this quarter.

The table below presents the impact of adopting the above standard on our Consolidated Statement of Comprehensive Income and Consolidated Statement of Income for the six months ended April 30, 2014. Results as reported under the own credit provisions of IFRS 9 are compared to the pro-forma results had we continued to apply IAS 39. The adoption did not impact our Consolidated Balance Sheet.

	For the six months ended April 30, 2014
(Millions of Canadian dollars, except per share amounts)	Pro-forma (IAS 39)	Impact	As reported (IFRS 9)
Consolidated Statement of Comprehensive Income
Total other comprehensive income, net of taxes	$799	$(82)	$717
Consolidated Statement of Income
Non-interest income – Trading revenue	$503	$107	$610
Non-interest income – Other	231	5	236
Non-interest expense – Human resources (1)	5,548	36	5,584
Net income	4,237	56	4,293
Basic earning per share (in dollars)	2.82	0.04	2.86
Diluted earnings per share (in dollars)	2.81	0.04	2.85

(1)	Adjustments relate to variable compensation arrangements.

During the first quarter, we adopted the following new accounting standards.

Amendments to IAS 19 Employee Benefits (IAS 19)

The amendments to IAS 19 change the accounting for pension and other post-employment benefits, specifically with respect to actuarial gains and losses, past service costs, interest expense and return on plan assets. The amended standard eliminates the deferral and amortization of actuarial gains and losses in net income, instead requiring the immediate recognition of actuarial gains and losses in OCI. Past service costs are immediately recognized in the period in which a plan amendment occurs. Net interest, calculated by applying the discount rate to the Net defined benefit liability or asset, replaces the Interest cost and Expected return on plan assets components of Defined benefit pension expense. The amendments also introduce a number of interim and annual disclosure requirements for defined benefit plans.

We retrospectively adopted the amendments on November 1, 2013. Under the amended standard, we recognize the present value of our defined benefit obligation under each of our defined benefit plans, less the fair value of the plan’s assets, as a liability reported in Employee benefit liabilities on our Consolidated Balance Sheets. For plans where there is a net defined benefit asset, the amount is reported as an asset in Employee benefit assets. New interim disclosures have been provided in Note 9.

IFRS 10 Consolidated Financial Statements (IFRS 10)

IFRS 10 replaces the consolidation requirements in IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC-12 Consolidation – Special Purpose Entities (SIC-12) and provides a single consolidation model applicable to all types of entities. IFRS 10 is based on the existing principle that an entity should consolidate all other entities that it controls.

54        Royal Bank of Canada        Second Quarter 2014

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Under IAS 27 and SIC-12, control was based on having a majority of the voting interests or, for special purpose entities (SPEs), an overall assessment of the purpose and design of the entity, our decision making rights, and our exposure to the majority of the risks and rewards of ownership. Under IFRS 10, control is based on three conditions, which must all be satisfied: (i) decision making power over the relevant activities, (ii) exposure to variable returns, and (iii) a link between decision making power and returns. IFRS 10 introduces a substantial amount of application guidance that expands on new and existing principles related to the determination of control. It places a greater emphasis on decision making power by making it a required condition for control, removes the bright lines for assessing exposure to risks and rewards, and introduces new considerations related to our role as a principal or an agent in entities over which we have decision making power. The determination of control is based on the current facts and circumstances and is to be continuously assessed.

We retrospectively adopted IFRS 10 on November 1, 2013. On adoption, RBC Capital Trust II has been deconsolidated as our involvement does not expose us to variable returns. See Note 20 of our 2013 Annual Report for further details on our innovative capital instruments.

IFRS 11 Joint Arrangements (IFRS 11)

IFRS 11 requires a party to a joint arrangement to determine the type of joint arrangement in which it is involved by assessing its rights and obligations arising from the arrangement. IFRS 11 requires a joint operator to recognize and measure the assets and liabilities in relation to its interest in the arrangement, and a joint venturer to apply the equity method of accounting. We retrospectively adopted IFRS 11 on November 1, 2013. The adoption resulted in a change to our method of accounting for joint ventures from proportionate consolidation to the equity method.

IFRS 12 Disclosure of Interest in Other Entities (IFRS 12)

IFRS 12 provides enhanced guidance on the annual disclosure requirements of a reporting entity’s interests in other entities. The standard requires an entity to disclose information that helps users to evaluate (i) the nature of, and risks associated with, a reporting entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities (off-balance sheet structures); and (ii) the effect of those interests on the entity’s financial position, financial performance and cash flows. We adopted IFRS 12 on November 1, 2013; however, the adoption of IFRS 12 did not impact the Condensed Financial Statements. The annual disclosures required by IFRS 12, including comparative periods, will be presented in our 2014 Annual Consolidated Financial Statements.

IAS 27 Separate Financial Statements (IAS 27) and IAS 28 Investments in Associates and Joint Ventures (IAS 28)

As a consequence of the new IFRS standards IFRS 10, IFRS 11 and IFRS 12, the IASB issued amended and retitled IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. We retrospectively adopted these new requirements on November 1, 2013. The adoption did not impact the Condensed Financial Statements.

IFRS 13 Fair Value Measurement (IFRS 13)

IFRS 13 provides a revised definition of fair value and sets out a framework for measuring fair value in a single standard. IFRS 13 also requires more comprehensive disclosure requirements on fair value measurement. The measurement and disclosure requirements of IFRS 13 apply when another standard requires or permits the item to be measured at fair value with limited exceptions. We prospectively adopted IFRS 13 on November 1, 2013. The adoption did not have a material impact on the Condensed Financial Statements. New interim disclosures required by IAS 34 as a result of the adoption of IFRS 13 are presented in Note 3.

IFRS 7 Disclosure – Offsetting Financial Assets and Financial Liabilities (IFRS 7)

The amendments to IFRS 7 require expanded disclosures to enable users to assess the effect of offsetting arrangements on an entity’s financial position. The amendments require entities to disclose both gross and net amounts associated with master netting agreements and similar arrangements, including the effects of financial collateral, whether or not they are presented net on the balance sheet. We adopted the amendments to IFRS 7 on November 1, 2013. The adoption of the amendments did not impact the Condensed Financial Statements. The annual disclosures required by the amendments, including comparative periods, will be presented in our 2014 Annual Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2014        55

The tables below present the impact of the above standards adopted during the first quarter on our Consolidated Balance Sheets as at October 31, 2013, April 30, 2013 and October 31, 2012 and Consolidated Statements of Income for the years ended October 31, 2013 and 2012.

	As at October 31, 2013
		Adjustments
(Millions of Canadian dollars, except per share amounts)	Published (1)	IAS 19	IFRS 10	IFRS 11	Total impact	Restated
Consolidated Balance Sheet
Cash and due from banks	$15,870	$–	$–	$(320)	$(320)	$15,550
Interest-bearing deposits with banks	9,061	–	–	(22)	(22)	9,039
Securities – Trading and Available-for-sale	182,718	–	1	(9)	(8)	182,710
Loans – Wholesale (1)	89,998	–	3	181	184	90,182
Other – Investment in associates and joint ventures	112	–	–	135	135	247
Other – Employee benefits assets	1,084	(923)	–	–	(923)	161
Other – Other lines impacted by accounting changes (2)	40,503	292	–	(412)	(120)	40,383
Lines not impacted by accounting changes	521,473	–	–	–	–	521,473
Total assets	860,819	(631)	4	(447)	(1,074)	859,745
Deposits – Business and government (1)	349,994	–	903	(33)	870	350,864
Other – Employee benefits liabilities	1,759	268	–	–	268	2,027
Other – Other liabilities	39,113	(24)	1	(414)	(437)	38,676
Trust capital securities	900	–	(900)	–	(900)	–
Retained earnings	28,314	(876)	–	–	(876)	27,438
Other components of equity	1,207	1	–	–	1	1,208
Lines not impacted by accounting changes	439,532	–	–	–	–	439,532
Total liabilities and equity	$860,819	$(631)	$4	$(447)	$(1,074)	$859,745
Consolidated Statement of Income
Net income (Year ended October 31, 2013)	$8,429	$(87)	$–	$–	$(87)	$8,342
Three months ended January 31, 2013	2,070	(23)	–	–	(23)	2,047
Three months ended April 30, 2013	1,936	(27)	–	–	(27)	1,909
Three months ended July 31, 2013	2,304	(19)	–	–	(19)	2,285
Three months ended October 31, 2013	2,119	(18)	–	–	(18)	2,101
Basic earnings per share (in dollars) (Year ended October 31, 2013)	5.60	(0.07)	–	–	(0.07)	5.53
Diluted earnings per share (in dollars) (Year ended October 31, 2013)	5.54	(0.05)	–	–	(0.05)	5.49

	As at April 30, 2013
		Adjustments
(Millions of Canadian dollars)	Published (1)	IAS 19	IFRS 10	IFRS 11	Total impact	Restated
Consolidated Balance Sheet
Cash and due from banks	$14,503	$–	$–	$(192)	$(192)	$14,311
Interest-bearing deposits with banks	6,981	–	–	(15)	(15)	6,966
Securities – Trading and Available-for-sale	176,329	–	2	(10)	(8)	176,321
Loans – Wholesale (1)	86,975	–	3	(4)	(1)	86,974
Other – Investment in associates and joint ventures	132	–	–	474	474	606
Other – Employee benefits assets	1,089	(939)	–	–	(939)	150
Other – Other lines impacted by accounting changes (2)	43,843	431	–	(840)	(409)	43,434
Lines not impacted by accounting changes	537,678	–	–	–	–	537,678
Total assets	867,530	(508)	5	(587)	(1,090)	866,440
Deposits – Business and government (1)	328,026	–	903	(25)	878	328,904
Other – Employee benefits liabilities	1,786	845	–	–	845	2,631
Other – Other liabilities	39,454	(37)	1	(562)	(598)	38,856
Trust capital securities	899	–	(899)	–	(899)	–
Retained earnings	26,191	(1,315)	–	–	(1,315)	24,876
Other components of equity	853	(1)	–	–	(1)	852
Lines not impacted by accounting changes	470,321	–	–	–	–	470,321
Total liabilities and equity	$867,530	$(508)	$5	$(587)	$(1,090)	$866,440

56        Royal Bank of Canada        Second Quarter 2014

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

	As at and for the year ended October 31, 2012
		Adjustments
(Millions of Canadian dollars, except per share amounts)	Published (1)	IAS 19	IFRS 10	IFRS 11	Total impact	Restated
Consolidated Balance Sheet
Cash and due from banks	$12,617	$–	$–	$(189)	$(189)	$12,428
Interest-bearing deposits with banks	10,255	–	–	(9)	(9)	10,246
Securities – Trading and Available-for-sale	161,611	–	1	(10)	(9)	161,602
Loans – Wholesale (1)	79,953	–	3	(7)	(4)	79,949
Other – Investment in associates and joint ventures	125	–	–	452	452	577
Other – Employee benefits assets	1,049	(920)	–	–	(920)	129
Other – Other lines impacted by accounting changes (2)	47,881	367	–	(834)	(467)	47,414
Lines not impacted by accounting changes	511,609	–	–	–	–	511,609
Total assets	825,100	(553)	4	(597)	(1,146)	823,954
Deposits – Business and government (1)	312,314	–	903	(21)	882	313,196
Other – Employee benefits liabilities	1,729	589	–	–	589	2,318
Other – Other liabilities	41,371	(35)	1	(576)	(610)	40,761
Trust capital securities	900	–	(900)	–	(900)	–
Retained earnings	24,270	(1,108)	–	–	(1,108)	23,162
Other components of equity	830	1	–	–	1	831
Lines not impacted by accounting changes	443,686	–	–	–	–	443,686
Total liabilities and equity	$825,100	$(553)	$4	$(597)	$(1,146)	$823,954
Consolidated Statement of Income
Net income	$7,539	$(32)	$–	$–	$(32)	$7,507
Basic earnings per share (in dollars)	4.98	(0.02)	–	–	(0.02)	4.96
Diluted earnings per share (in dollars)	4.93	(0.02)	–	–	(0.02)	4.91

(1)	Amounts have been restated from those originally published to reflect classification changes made in the current period.
(2)	Includes Premises and equipment, Goodwill, Other intangibles and Other assets.

Note 3 Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We determine fair value by incorporating all factors that market participants would consider in setting a price, including commonly accepted valuation approaches.

The Board of Directors provides oversight on valuation of financial instruments, primarily through the Audit Committee and Risk Committee. The Audit Committee reviews the presentation and disclosure of financial instruments that are measured at fair value, while the Risk Committee assesses adequacy of governance structures and control processes for these instruments.

We have established policies, procedures and controls for valuation methodologies and techniques to ensure fair value is reasonably estimated. Major valuation processes and controls include, but are not limited to, profit and loss decomposition, independent price verification (IPV) and model validation standards. These control processes are managed by either Finance or Group Risk Management and are independent of the relevant businesses and their trading functions. Profit and loss decomposition is a process to explain the fair value changes of certain positions and is performed daily for trading portfolios. All fair value instruments are subject to IPV, a process whereby trading function valuations are verified against external market prices and other relevant market data. Market data sources include traded prices, brokers and price vendors. Other valuation techniques are used when a price or quote is not available. Some valuation processes use valuation models to determine fair value. We have a systematic and consistent approach to control model use. Valuation models are approved for use within our model risk management framework. The framework addresses, among other things, model development standards, validation processes and procedures, and approval authorities. One significant model control is the validation process. The purpose of model validation is to ensure that a model is suitable for its intended use and to set limitations for its use. All models are re-validated regularly.

Other controls include the use of a documented third-party pricing source list. The third-party pricing source list gives priority to those services and prices having the highest and most consistent accuracy. The level of accuracy is developed over time by comparing third-party price values to traders’ or system values, to other pricing service values and, when available, to actual trade data.

Refer to Note 2 in our 2013 Annual Report for the valuation techniques used to fair value our significant financial assets and liabilities. There have been no significant changes to the valuation techniques. As described in Note 10, we have issued new preferred share liabilities which are valued based on recent transaction prices.

In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Determination of fair value based on this hierarchy requires the use of observable market data whenever available. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model inputs that are either observable, or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date. The availability of inputs for valuation may affect the selection of valuation techniques. The classification of a financial instrument in the hierarchy for disclosure purposes is based upon the lowest level of input that is significant to the measurement of fair value.

Royal Bank of Canada        Second Quarter 2014        57

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments.

	As at April 30, 2014
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$138,783	$9,615	$–	$–	$–	$–	$148,398	$148,398
Available-for-sale	–	–	42,696	–	–	387	43,083	43,083
Total securities	138,783	9,615	42,696	–	–	387	191,481	191,481
Assets purchased under reverse repurchase agreements and securities borrowed	–	90,262	–	43,719	43,719	–	133,981	133,981
Loans
Retail	–	–	–	322,989	322,323	–	322,989	322,323
Wholesale	718	1,594	–	96,135	95,806	–	98,447	98,118
Total loans	718	1,594	–	419,124	418,129	–	421,436	420,441
Other
Derivatives	72,633	–	–	–		–	72,633	72,633
Other assets	–	997	–	30,792	30,792	–	31,789	31,789
Financial liabilities
Deposits
Personal	$–	$11,512		$191,158	$191,461		$202,670	$202,973
Business and government (1)	–	54,259		311,110	312,251		365,369	366,510
Bank (2)	–	6,323		12,760	12,759		19,083	19,082
Total deposits	–	72,094		515,028	516,471		587,122	588,565
Other
Obligations related to securities sold short	50,423	–		–	–		50,423	50,423
Obligations related to assets sold under repurchase agreements and securities loaned	–	58,063		5,727	5,727		63,790	63,790
Derivatives	73,206	–		–	–		73,206	73,206
Other liabilities	1	119		41,566	41,566		41,686	41,686
Subordinated debentures	–	112		6,374	6,389		6,486	6,501
Preferred share liabilities	–	–		490	519		490	519

58        Royal Bank of Canada        Second Quarter 2014

Note 3 Fair value of financial instruments (continued)

	As at January 31, 2014
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$139,381	$9,393	$–	$–	$–	$–	$148,774	$148,774
Available-for-sale	–	–	40,310	–	–	410	40,720	40,720
Total securities	139,381	9,393	40,310	–	–	410	189,494	189,494
Assets purchased under reverse repurchase agreements and securities borrowed	–	98,008	–	42,661	42,661	–	140,669	140,669
Loans
Retail	–	–	–	321,290	318,888	–	321,290	318,888
Wholesale	815	671	–	92,852	92,239	–	94,338	93,725
Total loans	815	671	–	414,142	411,127	–	415,628	412,613
Other
Derivatives	79,475	–	–	–	–	–	79,475	79,475
Other assets	–	1,483	–	32,122	32,122	–	33,605	33,605
Financial liabilities
Deposits
Personal	$–	$9,968		$190,157	$190,413		$200,125	$200,381
Business and government (1),(3)	–	62,832		308,932	309,895		371,764	372,727
Bank (2)	–	4,864		13,670	13,670		18,534	18,534
Total deposits	–	77,664		512,759	513,978		590,423	591,642
Other
Obligations related to securities sold short	48,818	–		–	–		48,818	48,818
Obligations related to assets sold under repurchase agreements and securities loaned	–	60,194		6,821	6,821		67,015	67,015
Derivatives	80,702	–		–	–		80,702	80,702
Other liabilities	(16)	125		38,511	38,511		38,620	38,620
Subordinated debentures	–	112		6,409	6,373		6,521	6,485
Preferred share liabilities	–	–		490	500		490	500

Royal Bank of Canada        Second Quarter 2014        59

	As at October 31, 2013
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$135,346	$8,677	$–	$–	$–	$–	$144,023	$144,023
Available-for-sale	–	–	38,286	–	–	401	38,687	38,687
Total securities	135,346	8,677	38,286	–	–	401	182,710	182,710
Assets purchased under reverse repurchase agreements and securities borrowed	–	82,023	–	35,494	35,494	–	117,517	117,517
Loans
Retail	–	–	–	319,447	316,562	–	319,447	316,562
Wholesale	614	964	–	87,825	87,163	–	89,403	88,741
Total loans	614	964	–	407,272	403,725	–	408,850	405,303
Other
Derivatives	74,822	–	–	–	–	–	74,822	74,822
Other assets	–	983	–	28,820	28,820	–	29,803	29,803
Financial liabilities
Deposits
Personal	$–	$9,069		$185,874	$186,058		$194,943	$195,127
Business and government (1),(3)	–	56,037		294,827	295,713		350,864	351,750
Bank (2)	–	1,932		11,611	11,611		13,543	13,543
Total deposits	–	67,038		492,312	493,382		559,350	560,420
Other
Obligations related to securities sold short	47,128	–		–	–		47,128	47,128
Obligations related to assets sold under repurchase agreements and securities loaned	–	53,948		6,468	6,468		60,416	60,416
Derivatives	76,745	–		–	–		76,745	76,745
Other liabilities	(2)	42		38,081	38,081		38,121	38,121
Subordinated debentures	–	109		7,334	7,285		7,443	7,394
Preferred share liabilities	–	–		–	–		–	–

60        Royal Bank of Canada        Second Quarter 2014

Note 3 Fair value of financial instruments (continued)

	As at April 30, 2013
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$129,502	$10,285	$–	$–	$–	$–	$139,787	$139,787
Available-for-sale	–	–	36,051	–	–	483	36,534	36,534
Total securities	129,502	10,285	36,051	–	–	483	176,321	176,321
Assets purchased under reverse repurchase agreements and securities borrowed	–	93,681	–	30,963	30,963	–	124,644	124,644
Loans
Retail	–	–	–	310,463	309,334	–	310,463	309,334
Wholesale	46	1,720	–	84,373	84,101	–	86,139	85,867
Total loans	46	1,720	–	394,836	393,435	–	396,602	395,201
Other
Derivatives	93,693	–	–	–	–	–	93,693	93,693
Other assets	–	907	–	31,661	31,661	–	32,568	32,568
Financial liabilities
Deposits
Personal	$–	$7,276		$180,887	$181,111		$188,163	$188,387
Business and government (1),(3)	–	55,542		273,362	274,769		328,904	330,311
Bank (2)	–	2,285		12,773	12,773		15,058	15,058
Total deposits	–	65,103		467,022	468,653		532,125	533,756
Other
Obligations related to securities sold short	49,628	–		–	–		49,628	49,628
Obligations related to assets sold under repurchase agreements and securities loaned	–	64,591		7,793	7,793		72,384	72,384
Derivatives	97,665	–		–	–		97,665	97,665
Other liabilities	85	30		39,005	39,005		39,120	39,120
Subordinated debentures	–	108		8,395	8,365		8,503	8,473
Preferred share liabilities	–	–		–	–		–	–

(1)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(2)	Bank refers to regulated banks.
(3)	Fair values of certain deposits have been revised from results previously reported.

The following table presents the changes in the fair value of our financial liabilities designated as at FVTPL as well as their contractual maturity and carrying amounts. For our financial liabilities designated as at FVTPL, we measure the change in fair value attributable to changes in credit risk as the difference between the total change in the fair value of the instrument during the period and the change in the fair value attributable to changes in market conditions such as changes in a benchmark interest rate or foreign exchange rate.

Royal Bank of Canada        Second Quarter 2014        61

Liabilities designated as at fair value through profit or loss

	As at April 30, 2014
(Millions of Canadian dollars)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the six months ended attributable to changes in credit risk included in other comprehensive income for positions still held	Cumulative change in fair value attributable to changes in credit risk for positions still held (1)
Term deposits
Personal	$11,391	$11,512	$121	$29	$35
Business and government (2)	54,292	54,259	(33)	79	64
Bank (3)	6,324	6,323	(1)	–	–
Total term deposits	72,007	72,094	87	108	99
Obligations related to assets sold under repurchase agreements and securities loaned	58,064	58,063	(1)	–	–
Other liabilities	119	119	–	–	–
Subordinated debentures	107	112	5	1	(5)
Total	$130,297	$130,388	$91	$109	$94

(1)	The cumulative change is measured from the initial recognition of the liabilities designated as at FVTPL. For the six months ended April 30, 2014, $3 million of fair value losses previously included in OCI were realized for financial liabilities derecognized during the period.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

Fair value of assets and liabilities measured on a recurring basis and classified using the fair value hierarchy

The following tables present the financial instruments that are measured at fair value on a recurring basis and classified by the fair value hierarchy as set out in IFRS 13.

62        Royal Bank of Canada        Second Quarter 2014

Note 3 Fair value of financial instruments (continued)

	As at
	April 30, 2014							January 31, 2014
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$785	$–	$785	$		$785	$–	$1,766	$–	$1,766	$		$1,766
Securities
Trading
Canadian government debt (1)
Federal	7,797	7,274	–	15,071			15,071	9,240	7,478	–	16,718			16,718
Provincial and municipal	–	12,275	–	12,275			12,275	–	12,485	–	12,485			12,485
U.S. state, municipal and agencies debt (1)	3,693	24,470	21	28,184			28,184	4,429	24,858	4	29,291			29,291
Other OECD government debt (2)	4,637	6,838	–	11,475			11,475	4,158	7,386	–	11,544			11,544
Mortgage-backed securities (1)	–	958	36	994			994	–	994	30	1,024			1,024
Asset-backed securities
CDOs (3)	–	76	18	94			94	–	14	19	33			33
Non-CDO securities	–	1,074	433	1,507			1,507	–	936	297	1,233			1,233
Corporate debt and other debt	15	29,071	455	29,541			29,541	5	29,547	389	29,941			29,941
Equities	45,306	3,733	218	49,257			49,257	41,919	4,401	185	46,505			46,505
	61,448	85,769	1,181	148,398			148,398	59,751	88,099	924	148,774			148,774
Available-for-sale (4)
Canadian government debt (1)
Federal	312	10,220	–	10,532			10,532	313	9,195	–	9,508			9,508
Provincial and municipal	–	637	–	637			637	–	552	–	552			552
U.S. state, municipal and agencies debt (1)	–	5,247	2,119	7,366			7,366	22	4,447	2,160	6,629			6,629
Other OECD government debt	5,750	6,057	–	11,807			11,807	6,511	5,538	–	12,049			12,049
Mortgage-backed securities (1)	–	157	–	157			157	–	166	–	166			166
Asset-backed securities
CDOs	–	1,031	81	1,112			1,112	–	1,194	93	1,287			1,287
Non-CDO securities	–	275	169	444			444	–	270	171	441			441
Corporate debt and other debt	–	7,202	1,577	8,779			8,779	–	5,908	1,837	7,745			7,745
Equities	149	470	1,103	1,722			1,722	149	581	1,064	1,794			1,794
Loan substitute securities	102	24	–	126			126	99	24	–	123			123
	6,313	31,320	5,049	42,682			42,682	7,094	27,875	5,325	40,294			40,294
Asset purchased under reverse repurchase agreements and securities borrowed	–	90,262	–	90,262			90,262	–	98,008	–	98,008			98,008
Loans	–	1,848	464	2,312			2,312	–	1,039	447	1,486			1,486
Other
Derivatives
Interest rate contracts	22	78,746	226	78,994			78,994	28	78,125	311	78,464			78,464
Foreign exchange contracts	–	21,797	50	21,847			21,847	–	28,390	66	28,456			28,456
Credit derivatives	–	228	22	250			250	–	198	27	225			225
Other contracts	2,475	3,793	438	6,706			6,706	2,126	2,926	945	5,997			5,997
Valuation adjustments (5)	–	(422)	(89)	(511)			(511)	–	(499)	(60)	(559)			(559)
Total gross derivatives	2,497	104,142	647	107,286			107,286	2,154	109,140	1,289	112,583			112,583
Netting adjustments						(34,653)	(34,653)						(33,108)	(33,108)
Total derivatives							72,633							79,475
Other assets	611	386	–	997			997	603	880	–	1,483			1,483
	$70,869	$314,512	$7,341	$392,722		$(34,653)	$358,069	$69,602	$326,807	$7,985	$404,394		$(33,108)	$371,286
Financial Liabilities
Deposits
Personal	$–	$10,986	$526	$11,512	$		$11,512	$–	$9,452	$516	$9,968	$		$9,968
Business and government	–	49,187	5,072	54,259			54,259	–	58,070	4,762	62,832			62,832
Bank	–	6,323	–	6,323			6,323	–	4,864	–	4,864			4,864
Other
Obligations related to securities sold short	36,646	13,752	25	50,423			50,423	32,546	16,262	10	48,818			48,818
Obligations related to assets sold under repurchase agreements and securities loaned	–	58,063	–	58,063			58,063	–	60,194	–	60,194			60,194
Derivatives
Interest rate contracts	10	74,276	774	75,060			75,060	16	74,066	720	74,802			74,802
Foreign exchange contracts	–	22,921	26	22,947			22,947	–	29,453	21	29,474			29,474
Credit derivatives	–	307	27	334			334	–	279	32	311			311
Other contracts	2,031	7,010	1,074	10,115			10,115	2,209	5,892	1,589	9,690			9,690
Valuation adjustments (5)	–	4	35	39			39	–	(28)	20	(8)			(8)
Total gross derivatives	2,041	104,518	1,936	108,495			108,495	2,225	109,662	2,382	114,269			114,269
Netting adjustments						(35,289)	(35,289)						(33,567)	(33,567)
Total derivatives							73,206							80,702
Other liabilities	–	119	1	120			120	–	125	(16)	109			109
Subordinated debentures	–	–	112	112			112	–	–	112	112			112
	$38,687	$242,948	$7,672	$289,307		$(35,289)	$254,018	$34,771	$258,629	$7,766	$301,166		$(33,567)	$267,599

Royal Bank of Canada        Second Quarter 2014        63

	As at
	October 31, 2013							April 30, 2013
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$2,424	$–	$2,424	$		$2,424	$–	$544	$–	$544	$		$544
Securities
Trading
Canadian government debt (1)
Federal	11,978	6,663	–	18,641			18,641	8,975	7,789	–	16,764			16,764
Provincial and municipal	–	12,108	–	12,108			12,108	–	10,761	–	10,761			10,761
U.S. state, municipal and agencies debt (1)	5,480	23,980	22	29,482			29,482	3,328	24,808	64	28,200			28,200
Other OECD government debt (2)	2,815	6,671	370	9,856			9,856	4,417	9,160	1	13,578			13,578
Mortgage-backed securities (1)	–	802	28	830			830	–	862	43	905			905
Asset-backed securities
CDOs (3)	–	–	31	31			31	–	–	31	31			31
Non-CDO securities	–	1,084	260	1,344			1,344	–	1,020	255	1,275			1,275
Corporate debt and other debt	–	26,127	415	26,542			26,542	23	24,101	677	24,801			24,801
Equities	41,874	3,132	183	45,189			45,189	41,038	2,238	196	43,472			43,472
	62,147	80,567	1,309	144,023			144,023	57,781	80,739	1,267	139,787			139,787
Available-for-sale (4)
Canadian government debt (1)
Federal	153	9,669	–	9,822			9,822	358	10,616	–	10,974			10,974
Provincial and municipal	–	667	–	667			667	–	1,079	–	1,079			1,079
U.S. state, municipal and agencies debt (1)	26	4,238	2,014	6,278			6,278	23	3,872	1,784	5,679			5,679
Other OECD government debt	5,463	5,319	–	10,782			10,782	3,490	4,959	–	8,449			8,449
Mortgage-backed securities (1)	–	139	–	139			139	–	224	–	224			224
Asset-backed securities
CDOs	–	1,294	103	1,397			1,397	–	–	1,740	1,740			1,740
Non-CDO securities	–	283	180	463			463	–	188	309	497			497
Corporate debt and other debt	–	5,232	1,673	6,905			6,905	–	3,981	1,639	5,620			5,620
Equities	137	585	969	1,691			1,691	126	626	885	1,637			1,637
Loan substitute securities	103	24	–	127			127	113	25	–	138			138
	5,882	27,450	4,939	38,271			38,271	4,110	25,570	6,357	36,037			36,037
Asset purchased under reverse repurchase agreements and securities borrowed	–	82,023	–	82,023			82,023	–	93,681	–	93,681			93,681
Loans	–	1,164	414	1,578			1,578	–	1,219	547	1,766			1,766
Other
Derivatives
Interest rate contracts	22	78,517	333	78,872			78,872	16	96,065	445	96,526			96,526
Foreign exchange contracts	–	20,709	76	20,785			20,785	–	21,919	70	21,989			21,989
Credit derivatives	–	193	32	225			225	–	160	65	225			225
Other contracts	2,558	3,219	858	6,635			6,635	2,382	2,634	416	5,432			5,432
Valuation adjustments (5)	(2)	(398)	(105)	(505)			(505)	(20)	(385)	(210)	(615)			(615)
Total gross derivatives	2,578	102,240	1,194	106,012			106,012	2,378	120,393	786	123,557			123,557
Netting adjustments						(31,190)	(31,190)						(29,864)	(29,864)
Total derivatives							74,822							93,693
Other assets	520	452	11	983			983	474	421	12	907			907
	$71,127	$296,320	$7,867	$375,314		$(31,190)	$344,124	$64,743	$322,567	$8,969	$396,279		$(29,864)	$366,415
Financial Liabilities
Deposits
Personal	$–	$8,033	$1,036	$9,069	$		$9,069	$–	$340	$6,936	$7,276	$		$7,276
Business and government	–	52,104	3,933	56,037			56,037	–	52,540	3,002	55,542			55,542
Bank	–	1,932	–	1,932			1,932	–	2,285	–	2,285			2,285
Other
Obligations related to securities sold short	31,832	15,280	16	47,128			47,128	33,817	15,806	5	49,628			49,628
Obligations related to assets sold under repurchase agreements and securities loaned	–	53,948	–	53,948			53,948	–	64,591	–	64,591			64,591
Derivatives
Interest rate contracts	9	74,113	791	74,913			74,913	17	89,690	987	90,694			90,694
Foreign exchange contracts	–	22,715	193	22,908			22,908	–	28,559	281	28,840			28,840
Credit derivatives	–	295	37	332			332	–	216	77	293			293
Other contracts	2,379	5,979	1,727	10,085			10,085	1,759	4,978	1,301	8,038			8,038
Valuation adjustments (5)	n.a.	n.a.	n.a.	n.a.			n.a.	n.a.	n.a.	n.a.	n.a.			n.a.
Total gross derivatives	2,388	103,102	2,748	108,238			108,238	1,776	123,443	2,646	127,865			127,865
Netting adjustments						(31,493)	(31,493)						(30,200)	(30,200)
Total derivatives							76,745							97,665
Other liabilities	–	37	3	40			40	–	29	86	115			115
Subordinated debentures	–	–	109	109			109	–	–	108	108			108
	$34,220	$234,436	$7,845	$276,501		$(31,493)	$245,008	$35,593	$259,034	$12,783	$307,410		$(30,200)	$277,210
(1)	As at April 30, 2014, residential and commercial mortgage-backed securities (MBS) included in all fair value levels of Trading securities were $5,117 million and $91 million (January 31, 2014 – $5,992 million and $114 million; October 31, 2013 – $4,934 million and $93 million; April 30, 2013 – $10,052 million and $82 million), respectively, and in all fair value levels of AFS securities, $5,301 million and $33 million (January 31, 2014 – $3,627 million and $34 million; October 31, 2013 – $3,512 million and $35 million; April 30, 2013 – $3,550 million and $45 million), respectively.
(2)	OECD stands for Organisation for Economic Co-operation and Development.
(3)	CDOs stand for Collateralized Debt Obligations.
(4)	Excludes $14 million and $387 million of AFS and held-to-maturity securities (January 31, 2014 – $16 million and $410 million; October 31, 2013 – $15 million and $401 million; April 30, 2013 – $14 million and $483 million), respectively, that are carried at cost.
(5)	IFRS 13 requirements are applied on a prospective basis and the standard permits an exception, through an accounting policy choice, to measure the fair value of a portfolio of financial instruments on a net open risk position basis when certain criteria are met. We have elected to use this policy choice to determine fair value of certain portfolios of financial instruments, primarily derivatives, on a net exposure to market or credit risk. The valuation adjustment amounts in this table include those determined on a portfolio basis.

64        Royal Bank of Canada        Second Quarter 2014

Note 3 Fair value of financial instruments (continued)

Quantitative information about fair value measurements using significant unobservable inputs (Level 3 Instruments)

The following table presents fair values of our significant Level 3 financial instruments, valuation techniques used to determine their fair values, ranges and weighted averages of unobservable inputs.

As at April 30, 2014 (Millions of Canadian dollars, except for prices, percentages and ratios)

		Fair value			Significant unobservable inputs (1)	Range of input values (2), (3), (4)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques		Low	High	Weighted average / Inputs distribution (5)
Non-derivative financial instruments
Asset-backed securities				Price-based	Prices	$72.22	$102.13	$88.55
	Asset-backed securities	$548		Discounted cash flows	Discount margins	0.74%	7.76%	3.45%
	Obligations related to securities sold short		$25		Yields	2.00%	2.00%	2.00%
					Default rates	1.00%	5.00%	2.00%
					Prepayment rates	15.00%	30.00%	20.00%
					Loss severity rates	30.00%	70.00%	50.00%
Auction rate securities				Discounted cash flows	Discount margins	1.47%	4.58%	3.25%
	U.S. state, municipal and agencies debt Asset-backed securities	1,599			Default rates	9.00%	10.00%	9.65%
		153			Prepayment rates	4.00%	8.00%	5.02%
					Recovery rates	40.00%	97.50%	81.87%
Corporate debt				Price-based	Prices	$0.01	$117.03	$88.98
	Corporate debt and other debt	327		Discounted cash flows	Yields	3.23%	8.29%	4.79%
	Loans	464			Credit spreads	0.70%	5.10%	4.14%
					Capitalization rates	6.33%	14.76%	10.55%
Government debt and municipal bonds				Price-based	Prices	$18.73	$129.60	$98.34
	U.S. state, municipal and agencies debt	541		Discounted cash flows	Yields	0.02%	21.95%	1.64%
	Corporate debt and other debt	1,705
Bank funding and deposits				Discounted cash flows	Funding spreads	0.00%	0.50%	0.50%
	Deposits		4,865
	Subordinated debentures		112
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	3.00X	5.90X	5.73X
	Equities	1,321		Price-based	P/E multiples	15.08X	15.08X	15.08X
	Derivative-related assets	–			EV/Rev multiples	1.70X	6.90X	5.03X
	Derivative-related liabilities		494		Liquidity discounts (6)	20.00%	30.00%	28.05%
					Net Asset Values /Prices (7)	n.a.	n.a.	n.a.
Municipal guaranteed investment certificates (8)				Discounted cash flows	Yields	n.a.	n.a.	n.a.
	Deposits		–
Derivative financial instruments
Interest rate derivatives and interest-rate-linked structured notes (9)				Discounted cash flows	Interest rates	3.24%	3.35%	Lower
	Derivative-related assets	245		Option pricing model	CPI swap rates	1.77%	2.35%	Even
	Deposits		207		Funding spreads	0.48%	0.50%	Upper
	Derivative-related liabilities		797		Interest rate (IR)-IR correlations	19.00%	67.00%	Even
					Foreign exchange
					(FX)-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	75.00%	75.00%	Even
					IR Volatilities	18.21%	38.50%	Upper
Equity derivatives and equity-linked structured notes (9)				Discounted cash flows	Dividend yields	0.02%	15.56%	Lower
	Derivative-related assets	354		Option pricing model	Funding spreads	0.48%	0.52%	Even
	Deposits		526		Equity (EQ)-EQ correlations	7.40%	99.00%	Middle
	Derivative-related liabilities		514		EQ-FX correlations	(72.30)%	49.70%	Middle
					EQ Volatilities	3.00%	153.00%	Lower
Other (10)
	Mortgage-backed securities	36
	Derivative-related assets	48
	Derivative-related liabilities		131
	Other Liabilities		1
Total		$7,341	$7,672

Royal Bank of Canada        Second Quarter 2014        65

As at January 31, 2014 (Millions of Canadian dollars, except for prices, percentages and ratios)

		Fair value				Range of input values (2), (3), (4)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (1)	Low	High	Weighted average / Inputs distribution (5)
Non-derivative financial instruments
Asset-backed securities				Price-based	Prices	$68.49	$115.16	$94.28
	Asset-backed securities	$424		Discounted cash flows	Discount margins	1.07%	6.91%	1.89%
	Obligations related to securities sold short		$10		Yields	0.26%	1.32%	1.09%
					Default rates	2.00%	2.00%	2.00%
					Prepayment rates	20.00%	20.00%	20.00%
					Loss severity rates	30.00%	70.00%	50.00%
Auction rate securities				Discounted cash flows	Discount margins	1.59%	4.68%	3.35%
	U.S. state, municipal and agencies debt	1,624			Default rates	9.00%	10.00%	9.65%
	Asset-backed securities	156			Prepayment rates	4.00%	8.00%	5.02%
					Recovery rates	40.00%	97.50%	81.78%
Corporate debt				Price-based	Prices	$47.70	$124.18	$103.91
	Corporate debt and other debt	432		Discounted cash flows	Yields	4.00%	15.00%	4.99%
	Loans	447			Credit spreads	0.92%	5.40%	4.40%
					Capitalization rates	6.70%	14.30%	8.27%
Government debt and municipal bonds				Price-based	Prices	$22.00	$105.44	$98.66
	U.S. state, municipal and agencies debt	540		Discounted cash flows	Yields	0.02%	11.76%	0.83%
	Corporate debt and other debt	1,794
Bank funding and deposits				Discounted cash flows	Funding spreads	0.20%	0.58%	0.54%
	Deposits		3,169
	Subordinated debentures		112
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	3.00X	7.37X	7.10X
	Equities	1,249		Price-based	P/E multiples	2.22X	12.82X	8.49X
	Derivative-related assets	22			EV/Rev multiples	1.21X	7.10X	4.92X
	Derivative-related liabilities		515		Liquidity discounts (6)	15.00%	30.00%	26.91%
					Net Asset Values / Prices (7)	n.a.	n.a.	n.a.
Municipal guaranteed investment certificates (8)				Discounted cash flows	Yields	2.48%	2.79%	2.72%
	Deposits		492
Derivative financial instruments
Interest rate derivatives and interest-rate-linked structured notes (9)				Discounted cash flows	Interest rates	3.17%	3.39%	Even
	Derivative-related assets	270		Option pricing model	CPI swap rates	1.50%	2.28%	Even
	Deposits		1,101		Funding spreads	0.19%	0.58%	Upper
	Derivative-related liabilities		740		Interest rate (IR)-IR correlations	19.00%	67.00%	Even
					Foreign exchange (FX)-IR
					correlations	29.00%	56.00%	Even
					FX-FX correlations	75.00%	75.00%	Even
					IR Volatilities	20.02%	36.00%	Middle
Equity derivatives and equity-linked structured notes (9)				Discounted cash flows	Dividend yields	0.08%	16.56%	Lower
	Derivative-related assets	826		Option pricing model	Funding spreads	0.50%	0.58%	Even
	Deposits		516		Equity (EQ)-EQ correlations	3.70%	97.40%	Middle
	Derivative-related liabilities		945		EQ-FX correlations	(72.00)%	53.90%	Lower
					EQ Volatilities	6.00%	157.00%	Lower
Other (10)
	Mortgage-backed securities	30
	Derivative-related assets	171
	Derivative-related liabilities		182
	Other Liabilities		(16)
Total		$7,985	$7,766

(1)	The acronyms stand for the following: (i) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA); (ii) Price / Earnings (P/E); (iii) Enterprise Value (EV); (iv) Revenue (Rev); and (v) Consumer Price Index (CPI).
(2)	Comparative information relating to periods before November 1, 2013 is not required by IFRS 13.
(3)	The low and high input values represent the actual highest and lowest level inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the different underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date. Where provided, the weighted average of the input values is calculated based on the relative fair values of the instruments within the product category. The weighted averages for derivatives are not presented in the table as they would not provide a comparable metric; instead, distribution of significant unobservable inputs within the range for each product category is indicated in the table.
(4)	Price-based inputs are significant for certain debt securities, and are based on external benchmarks, comparable proxy instruments or pre-quarter-end trade data. For these instruments, the price input is expressed in dollars for each $100 par value. For example, with an input price of $105, an instrument is valued at a premium over its par value.
(5)	The level of aggregation and diversity within each derivative instrument category may result in certain ranges of inputs being wide and unevenly distributed across the range. In the table, we indicated whether the majority of the inputs are concentrated toward the upper, middle, or lower end of the range, or evenly distributed throughout the range.
(6)	Fair value of securities with liquidity discount inputs totalled $96 million (January 31, 2014 – $134 million).
(7)	Net Asset Value (NAV) of a hedge fund is total fair value of assets less liabilities divided by the number of fund units. The NAVs of the funds and the corresponding equity derivatives referenced to NAVs are not considered observable as we cannot redeem certain of these hedge funds at NAV prior to the next quarter end. Private equities are valued based on NAV or valuation techniques. The range for NAV per unit or price per share has not been disclosed for the hedge funds or private equities due to the dispersion of prices given the diverse nature of the investments.
(8)	Municipal guaranteed investment certificates were transferred out of Level 3 in the second quarter of 2014.
(9)	The structured notes contain embedded equity or interest rate derivatives with unobservable inputs that are similar to those of the equity or interest rate derivatives.
(10)	Other primarily includes certain insignificant instruments such as commodity derivatives, foreign exchange derivatives, credit derivatives and bank-owned life insurance.

66        Royal Bank of Canada        Second Quarter 2014

Note 3 Fair value of financial instruments (continued)

Sensitivity to unobservable inputs and interrelationships between unobservable inputs

Yield, credit spreads/discount margins

A financial instrument’s yield is the interest rate used to discount future cash flows in a valuation model. An increase in the yield, in isolation, would result in a decrease in a fair value measurement and vice versa. A credit spread/discount margin is the difference between a debt instrument’s yield and a benchmark instrument’s yield. Benchmark instruments have high credit quality ratings, similar maturities and are often government bonds. The credit spread/discount margin therefore represents the discount rate used to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. The credit spread or discount margin for an instrument forms part of the yield used in a discounted cash flow calculation. Generally, an increase in the credit spread or discount margin will result in a decrease in fair value, and vice versa.

Funding spread

Funding spreads are credit spreads specific to our funding or deposit rates. A decrease in funding spreads, on its own, will increase fair value of our liabilities, and vice versa.

Default rates

A default rate is the rate at which borrowers fail to make scheduled loan payments. A decreasing default rate will typically increase the fair value of the loan, and vice versa. This effect will be significantly more pronounced for a non-government guaranteed loan than a government guaranteed loan.

Prepayment rates

A prepayment rate is the rate at which a loan will be repaid in advance of its expected amortization schedule. Prepayments change the future cash flows of a loan. An increase in the prepayment rate in isolation will result in an increase in fair value when the loan interest rate is lower than the then current reinvestment rate, and a decrease in the prepayment rate in isolation will result in a decrease in fair value when the loan interest rate is lower than the then current reinvestment rate. Prepayment rates are generally negatively correlated with interest rates.

Recovery and loss severity rates

A recovery rate is an estimation of the amount that can be collected in a loan default scenario. The recovery rate is the percentage of the recovered amount divided by the loan balance due. The inverse concept of recovery is loss severity. Loss severity is an estimation of the loan amount not collected when a loan defaults. The loss severity rate is the percentage of the loss amount divided by the loan balance due. Generally, an increase in the recovery rate or a decrease in the loss severity rate will increase the loan fair value, and vice versa.

Unobservable inputs of Auction Rate Securities (ARS), including the above discount margin, default rate, prepayment rate, recovery and loss severity rates, may not be independent of each other. The discount margin of ARS can be affected by a change in default rate, prepayment rate, or recovery and loss severity rates. Discount margins will generally decrease when default rates decline or when recovery rates increase. Prepayments may cause fair value to either increase or decrease.

Capitalization rates

A capitalization rate is a rate of return on a real estate property investment calculated by dividing a property’s income by the property’s value. A lower capitalization rate increases the property value, and vice versa.

Volatility rates

Volatility measures the potential variability of future prices and is often measured as the standard deviation of price movements. Volatility is an input to option pricing models used to value derivatives and issued structured notes. Volatility is used in valuing equity, interest rate, commodity and foreign exchange options. A higher volatility rate means that the underlying price or rate movements are more likely to occur. Higher volatility rates may increase or decrease an option’s fair value depending on the option’s terms. The determination of volatility rates is dependent on various factors, including but not limited to, the underlying’s market price, the strike price and maturity.

Dividend yields

A dividend yield is the underlying equity’s expected dividends expressed as an annual percentage of its price. Dividend yield is used as an input for forward equity price and option models. Higher dividend yields will decrease the forward price, and vice versa. A higher dividend yield will increase or decrease an option’s value, depending on the option’s terms.

Correlation rates

Correlation is the linear relationship between the movements in two different variables. Correlation is an input to the valuation of derivative contracts and issued structured notes when an instrument’s payout is determined by correlated variables. When variables are positively correlated, an increase in one variable will result in an increase in the other variable. When variables are negatively correlated, an increase in one variable will result in a decrease in the other variable. The referenced variables can be within a single asset class or market (equity, interest rate, commodities, credit and foreign exchange) or between variables in different asset classes (equity to foreign exchange, or interest rate to foreign exchange, etc.). Changes in correlation will either increase or decrease a financial instrument’s fair value depending on the terms of its contractual payout.

Royal Bank of Canada        Second Quarter 2014        67

Interest rates

An interest rate is the percentage amount charged on a principal or notional amount. Increasing interest rates will decrease the discounted cash flow value of a financial instrument, and vice versa.

Consumer Price Index swap rates

A Consumer Price Index (CPI) swap rate is expressed as a percentage of an increase in the average price of a basket of consumer goods and services, such as transportation, food and medical care. An increase in the CPI swap rate will cause inflation swap payments to be larger, and vice versa.

EV/EBITDA multiples, P/E multiples, EV/Rev multiples, and liquidity discounts

Private equity valuation inputs include EV/EBITDA multiples, P/E multiples and EV/Rev multiples. These are used to calculate either enterprise value or share value of a company based on a multiple of earnings or revenue estimates. Higher multiples equate to higher fair values for all multiple types, and vice versa. A liquidity discount may be applied when few or no transactions exist to support the valuations.

Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

The following tables present the changes in fair value measurements on a recurring basis for instruments included in Level 3 of the fair value hierarchy.

	For the three months ended April 30, 2014
(Millions of Canadian dollars)	Fair value February 1, 2014	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2014	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2014 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$4	$–	$(1)	$19	$(6)	$5	$–	$21	$–
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	30	1	(1)	49	(26)	1	(18)	36	–
Asset-backed securities
CDOs	19	–	–	10	(3)	7	(15)	18	–
Non-CDO securities	297	–	(4)	646	(516)	16	(6)	433	(2)
Corporate debt and other debt	389	4	2	154	(62)	–	(32)	455	2
Equities	185	(1)	(2)	56	(20)	–	–	218	(1)
	924	4	(6)	934	(633)	29	(71)	1,181	(1)
Available-for-sale
U.S. state, municipal and agencies debt	2,160	–	(15)	–	(17)	–	(9)	2,119	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	93	–	1	–	(13)	–	–	81	n.a.
Non-CDO securities	171	–	(1)	–	(1)	–	–	169	n.a.
Corporate debt and other debt	1,837	–	(36)	284	(439)	–	(69)	1,577	n.a.
Equities	1,064	38	12	13	(24)	–	–	1,103	n.a.
	5,325	38	(39)	297	(494)	–	(78)	5,049	n.a.
Loans – Wholesale	447	(3)	(6)	27	(1)	–	–	464	(3)
Other
Net derivative balances (3)
Interest rate contracts	(409)	(49)	(3)	1	(13)	–	(75)	(548)	(47)
Foreign exchange contracts	45	(20)	(1)	–	2	(2)	–	24	(15)
Credit derivatives	(5)	(9)	–	–	9	–	–	(5)	(2)
Other contracts	(644)	22	9	(19)	42	(42)	(4)	(636)	43
Valuation adjustments	(80)	1	(1)	–	(106)	–	62	(124)	–
Other assets	–	–	–	–	–	–	–	–	–
	$5,603	$(16)	$(47)	$1,240	$(1,194)	$(15)	$(166)	$5,405	$(25)
Liabilities
Deposits
Personal	$(516)	$(11)	$1	$(133)	$51	$(74)	$156	$(526)	$(7)
Business and government	(4,762)	(108)	42	(769)	63	–	462	(5,072)	(111)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	(10)	1	–	(84)	68	–	–	(25)	–
Other liabilities	16	39	(1)	–	(55)	–	–	(1)	(17)
Subordinated debentures	(112)	(1)	1	–	–	–	–	(112)	(1)
	$(5,384)	$(80)	$43	$(986)	$127	$(74)	$618	$(5,736)	$(136)

68        Royal Bank of Canada        Second Quarter 2014

Note 3 Fair value of financial instruments (continued)

.	For the three months ended January 31, 2014
(Millions of Canadian dollars)	Fair value November 1, 2013	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value January 31, 2014	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended January 31, 2014 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$22	$–	$2	$12	$(29)	$–	$(3)	$4	$–
Other OECD government debt	370	–	(4)	–	–	–	(366)	–	–
Mortgage-backed securities	28	(1)	2	17	(12)	–	(4)	30	–
Asset-backed securities
CDOs	31	8	–	6	(26)	–	–	19	7
Non-CDO securities	260	2	16	663	(641)	–	(3)	297	–
Corporate debt and other debt	415	(6)	31	78	(119)	–	(10)	389	(6)
Equities	183	6	12	7	(31)	8	–	185	6
	1,309	9	59	783	(858)	8	(386)	924	7
Available-for-sale
U.S. state, municipal and agencies debt	2,014	–	146	–	–	–	–	2,160	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	103	–	10	–	(12)	–	(8)	93	n.a.
Non-CDO securities	180	(4)	13	–	(18)	–	–	171	n.a.
Corporate debt and other debt	1,673	–	106	239	(181)	–	–	1,837	n.a.
Equities	969	9	109	9	(32)	–	–	1,064	n.a.
	4,939	5	384	248	(243)	–	(8)	5,325	n.a.
Loans – Wholesale	414	6	26	–	1	–	–	447	6
Other
Net derivative balances (3)
Interest rate contracts	(458)	(4)	(2)	14	1	–	40	(409)	(12)
Foreign exchange contracts	(117)	12	1	–	–	–	149	45	12
Credit derivatives	(5)	(6)	(2)	–	8	–	–	(5)	2
Other contracts	(869)	37	(49)	(14)	19	(51)	283	(644)	1
Valuation adjustments	(105)	8	(1)	–	–	–	18	(80)	6
Other assets	11	–	–	–	–	–	(11)	–	–
	$5,119	$67	$416	$1,031	$(1,072)	$(43)	$85	$5,603	$22
Liabilities
Deposits
Personal	$(1,036)	$13	$(57)	$(174)	$74	$(40)	$704	$(516)	$2
Business and government	(3,933)	(45)	(238)	(613)	39	–	28	(4,762)	(54)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	(16)	–	(1)	(18)	25	–	–	(10)	–
Other liabilities	(3)	14	1	–	–	–	4	16	15
Subordinated debentures	(109)	–	(3)	–	–	–	–	(112)	–
	$(5,097)	$(18)	$(298)	$(805)	$138	$(40)	$736	$(5,384)	$(37)

Royal Bank of Canada        Second Quarter 2014        69

	For the three months ended April 30, 2013
(Millions of Canadian dollars)	Fair value February 1, 2013	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2013	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2013 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$42	$1	$–	$90	$(69)	$1	$(1)	$64	$–
Other OECD government debt	330	–	–	–	(78)	–	(251)	1	–
Mortgage-backed securities	122	2	–	4	(94)	9	–	43	–
Asset-backed securities
CDOs	41	6	–	–	(16)	–	–	31	6
Non-CDO securities	189	–	1	1,272	(1,255)	67	(19)	255	–
Corporate debt and other debt	417	–	(1)	177	68	55	(39)	677	5
Equities	258	6	2	2	(72)	–	–	196	1
	1,399	15	2	1,545	(1,516)	132	(310)	1,267	12
Available-for-sale
U.S. state, municipal and agencies debt	1,764	–	21	–	(1)	–	–	1,784	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	1,854	–	22	–	(136)	–	–	1,740	n.a.
Non-CDO securities	317	(1)	4	–	(11)	–	–	309	n.a.
Corporate debt and other debt	1,586	6	22	277	(252)	–	–	1,639	n.a.
Equities	906	13	(3)	–	(31)	–	–	885	n.a.
	6,427	18	66	277	(431)	–	–	6,357	n.a.
Loans – Wholesale	468	3	5	145	(74)	–	–	547	1
Other
Net derivative balances (3)
Interest rate contracts	(477)	(76)	2	(1)	(30)	–	40	(542)	(45)
Foreign exchange contracts	(179)	(85)	28	20	2	13	(10)	(211)	(43)
Credit derivatives	(17)	(3)	–	–	8	–	–	(12)	(7)
Other contracts	(875)	(69)	(7)	52	37	(47)	24	(885)	(20)
Valuation adjustments	(209)	1	(1)	–	–	(1)	–	(210)	7
Other assets	12	–	–	–	–	–	–	12	–
	$6,549	$(196)	$95	$2,038	$(2,004)	$97	$(256)	$6,323	$(95)
Liabilities
Deposits
Personal	$(6,974)	$(67)	$8	$(2,053)	$2,085	$–	$65	$(6,936)	$(12)
Business and government	(2,663)	(133)	(2)	(376)	135	–	37	(3,002)	(28)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	–	–	–	–	–	(5)	–	(5)	–
Other liabilities	(65)	(21)	–	–	–	–	–	(86)	(19)
Subordinated debentures	(110)	(5)	7	–	–	–	–	(108)	(4)
	$(9,812)	$(226)	$13	$(2,429)	$2,220	$(5)	$102	$(10,137)	$(63)

70        Royal Bank of Canada        Second Quarter 2014

Note 3 Fair value of financial instruments (continued)

	For the six months ended April 30, 2014
(Millions of Canadian dollars)	Fair value November 1, 2013	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2014	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2014 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$22	$–	$1	$31	$(35)	$5	$(3)	$21	$–
Other OECD government debt	370	–	(4)	–	–	–	(366)	–	–
Mortgage-backed securities	28	–	1	66	(38)	1	(22)	36	–
Asset-backed securities
CDOs	31	8	–	16	(29)	7	(15)	18	–
Non-CDO securities	260	2	12	1,309	(1,157)	16	(9)	433	(2)
Corporate debt and other debt	415	(2)	33	232	(181)	–	(42)	455	6
Equities	183	5	10	63	(51)	8	–	218	(11)
	1,309	13	53	1,717	(1,491)	37	(457)	1,181	(7)
Available-for-sale
U.S. state, municipal and agencies debt	2,014	–	131	–	(17)	–	(9)	2,119	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	103	–	11	–	(25)	–	(8)	81	n.a.
Non-CDO securities	180	(4)	12	–	(19)	–	–	169	n.a.
Corporate debt and other debt	1,673	–	70	523	(620)	–	(69)	1,577	n.a.
Equities	969	47	121	22	(56)	–	–	1,103	n.a.
	4,939	43	345	545	(737)	–	(86)	5,049	n.a.
Loans – Wholesale	414	3	20	27	–	–	–	464	(8)
Other
Net derivative balances (3)
Interest rate contracts	(458)	(53)	(5)	15	(12)	–	(35)	(548)	(73)
Foreign exchange contracts	(117)	(8)	–	–	2	(2)	149	24	(5)
Credit derivatives	(5)	(15)	(2)	–	17	–	–	(5)	(3)
Other contracts	(869)	59	(40)	(33)	61	(93)	279	(636)	12
Valuation adjustments	(105)	9	(2)	–	(106)	–	80	(124)	(1)
Other assets	11	–	–	–	–	–	(11)	–	–
	$5,119	$51	$369	$2,271	$(2,266)	$(58)	$(81)	$5,405	$(85)
Liabilities
Deposits
Personal	$(1,036)	$2	$(56)	$(307)	$125	$(114)	$860	$(526)	$(2)
Business and government	(3,933)	(153)	(196)	(1,382)	102	–	490	(5,072)	(154)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	(16)	1	(1)	(102)	93	–	–	(25)	–
Other liabilities	(3)	53	–	–	(55)	–	4	(1)	(2)
Subordinated debentures	(109)	(1)	(2)	–	–	–	–	(112)	(1)
	$(5,097)	$(98)	$(255)	$(1,791)	$265	$(114)	$1,354	$(5,736)	$(159)

Royal Bank of Canada        Second Quarter 2014        71

	For the six months ended April 30, 2013
(Millions of Canadian dollars)	Fair value November 1, 2012	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2013	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2013 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$99	$2	$–	$238	$(310)	$36	$(1)	$64	$–
Other OECD government debt	375	–	–	200	(168)	–	(406)	1	–
Mortgage-backed securities	55	6	–	4	(18)	10	(14)	43	1
Asset-backed securities
CDOs	59	8	–	–	(36)	–	–	31	8
Non-CDO securities	23	–	1	2,460	(2,264)	68	(33)	255	–
Corporate debt and other debt	397	17	(5)	383	(125)	63	(53)	677	16
Equities	302	11	2	31	(152)	2	–	196	9
	1,310	44	(2)	3,316	(3,073)	179	(507)	1,267	34
Available-for-sale
U.S. state, municipal and agencies debt	1,906	–	22	–	(144)	–	–	1,784	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	1,996	1	29	–	(286)	–	–	1,740	n.a.
Non-CDO securities	645	(2)	13	–	(347)	–	–	309	n.a.
Corporate debt and other debt	1,446	3	11	791	(632)	20	–	1,639	n.a.
Equities	948	48	(42)	4	(73)	–	–	885	n.a.
	6,941	50	33	795	(1,482)	20	–	6,357	n.a.
Loans – Wholesale	403	3	4	216	(79)	–	–	547	1
Other
Net derivative balances (3)
Interest rate contracts	(487)	(17)	–	20	(61)	–	3	(542)	(53)
Foreign exchange contracts	(198)	(38)	15	20	(13)	13	(10)	(211)	(36)
Credit derivatives	(22)	(7)	–	–	17	–	–	(12)	(9)
Other contracts	(1,052)	(140)	(8)	124	89	(54)	156	(885)	14
Valuation adjustments	(282)	79	–	(5)	–	(2)	–	(210)	74
Other assets	14	(2)	–	–	–	–	–	12	1
	$6,627	$(28)	$42	$4,486	$(4,602)	$156	$(358)	$6,323	$26
Liabilities
Deposits
Personal	$(6,840)	$(349)	$131	$(3,617)	$3,668	$–	$71	$(6,936)	$(175)
Business and government	(2,519)	(99)	13	(734)	288	–	49	(3,002)	(10)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	(8)	10	–	(72)	66	(5)	4	(5)	–
Other liabilities	(101)	12	–	–	3	–	–	(86)	16
Subordinated debentures	(122)	(8)	22	–	–	–	–	(108)	(8)
	$(9,590)	$(434)	$166	$(4,423)	$4,025	$(5)	$124	$(10,137)	$(177)

(1)	These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on AFS securities were $41 million recognized in Other comprehensive income for the three months ended April 30, 2014 (January 31, 2014 – gains of $63 million; April 30, 2013 – gains of $6 million) and gains of $104 million for the six months ended April 30, 2014 (April 30, 2013 – losses of $17 million), excluding the translation gains or losses arising on consolidation.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at April 30, 2014 included derivative assets of $647 million (January 31, 2014 – $1,289 million, October 31, 2013 – $1,194 million; April 30, 2013 – $786 million) and derivative liabilities of $1,936 million (January 31, 2014 – $2,382 million, October 31, 2013 – $2,748 million; April 30, 2013 – $2,646 million).

72        Royal Bank of Canada        Second Quarter 2014

Note 3 Fair value of financial instruments (continued)

Total realized/ unrealized gains (losses) of Level 3 instruments recognized in earnings (1)
	For the three months ended						For the six months ended
	April 30, 2014			January 31, 2014			April 30, 2014
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Insurance premiums, investment and fee income	$–	$–	$–	$1	$–	$1	$1	$–	$1
Trading revenue	174	(300)	(126)	303	(253)	50	477	(553)	(76)
Net gain on available-for-sale securities	38	–	38	5	–	5	43	–	43
Credit fees and Other	(1)	(7)	(8)	(1)	(6)	(7)	(2)	(13)	(15)
	$211	$(307)	$(96)	$308	$(259)	$49	$519	$(566)	$(47)

Changes in unrealized gains(losses) recognized in earnings for assets and liabilities still held at period ends (1)
	For the three months ended						For the six months ended
	April 30, 2014			January 31, 2014			April 30, 2014
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Insurance premiums, investment and fee income	$–	$–	$–	$–	$–	$–	$–	$–	$–
Trading revenue	63	(223)	(160)	283	(297)	(14)	103	(347)	(244)
Credit fees and Other	(2)	1	(1)	(1)	–	(1)	(2)	2	–
	$61	$(222)	$(161)	$282	$(297)	$(15)	$101	$(345)	$(244)

(1)	Comparative information relating to periods before November 1, 2013 is not required by IFRS 13.

Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis

Transfers between Level 1 and Level 2, and transfers in and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Total realized/unrealized gains (losses) included in earnings column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.

Transfers between Level 1 and Level 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1) as opposed to fair value estimated using observable inputs in a discounted cash flow model (Level 2). For the three months ended April 30, 2014, $585 million of certain government bonds reported in Trading and Available-for-sale U.S. state, municipal and agencies debt, and $150 million included in Obligations related to securities sold short were transferred from Level 1 to the corresponding Level 2 balances (January 31, 2014—$552 million and $191 million).

During the three months ended April 30, 2014, significant transfers out of Level 3 to Level 2 included: (i) over-the-counter equity options of $668 million derivative-related assets and $660 million derivative related liabilities for a net balance of $8 million in Other contracts due to increased equity volatility observability; (ii) municipal guaranteed investment certificates of $462 million in Business and government deposits as yields became observable; and (iii) certain equity-linked notes of $156 million in Personal deposits as the unobservable inputs did not significantly affect their fair values.

During the three months ended January 31, 2014, significant transfers out of Level 3 to Level 2 included: (i) Other OECD government debt of $366 million due to improved price transparency; (ii) certain equity-linked notes of $704 million in Personal deposits; (iii) bank-owned life insurance portfolio of $311 million backed by underlying assets with observable prices; and (iv) cross currency swaps of $149 million in Net derivative balances due to shorter maturities.

Positive and negative fair value movements of Level 3 financial instruments measured on a recurring basis from using reasonably possible alternative assumptions

A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about valuation of these Level 3 financial instruments.

The following table summarizes the impact to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we have considered offsetting balances in instances when: (i) the move in valuation factor caused an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) when exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would be simultaneously realized.

Royal Bank of Canada        Second Quarter 2014        73

	As at
	April 30, 2014			January 31, 2014
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
U.S. state, municipal and agencies debt	$21	$–	$–	$4	$–	$–
Other OECD government debt	–	–	–	–	–	–
Mortgage-backed securities	36	2	(2)	30	1	(2)
Asset-backed securities	451	12	(15)	316	8	(9)
Corporate debt and other debt	455	41	(34)	389	38	(31)
Equities	218	3	(3)	185	–	–
Available-for-sale
U.S. state, municipal and agencies debt	2,119	26	(75)	2,160	21	(71)
Asset-backed securities	250	11	(16)	264	12	(17)
Corporate debt and other debt	1,577	10	(11)	1,837	12	(12)
Equities	1,103	18	(22)	1,064	26	(24)
Loans	464	1	(13)	447	6	(8)
Derivatives	647	29	(23)	1,289	56	(48)
	$7,341	$153	$(214)	$7,985	$180	$(222)
Deposits	(5,598)	75	(43)	(5,278)	74	(46)
Derivatives	(1,936)	45	(62)	(2,382)	65	(84)
Other, securities sold short, other liabilities and subordinated debentures	(138)	4	(3)	(106)	1	–
Total	$(7,672)	$124	$(108)	$(7,766)	$140	$(130)

	As at
	October 31, 2013			April 30, 2013
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
U.S. state, municipal and agencies debt	$22	$–	$(1)	$64	$–	$–
Other OECD government debt	370	–	–	1	–	–
Mortgage-backed securities	28	1	(2)	43	–	–
Asset-backed securities	291	3	(3)	286	3	(4)
Corporate debt and other debt	415	42	(32)	677	54	(40)
Equities	183	–	–	196	1	(1)
Available-for-sale
U.S. state, municipal and agencies debt	2,014	20	(64)	1,784	26	(50)
Asset-backed securities	283	9	(16)	2,049	26	(32)
Corporate debt and other debt	1,673	9	(10)	1,639	8	(8)
Equities	969	24	(20)	885	21	(13)
Loans	414	3	(3)	547	4	(5)
Derivatives	1,194	84	(85)	786	80	(80)
Other assets	11	–	–	12	–	–
	$7,867	$195	$(236)	$8,969	$223	$(233)
Deposits	(4,969)	60	(39)	(9,938)	98	(98)
Derivatives	(2,748)	77	(100)	(2,646)	63	(73)
Other, securities sold short, other liabilities and subordinated debentures	(128)	1	–	(199)	2	(2)
	$(7,845)	$138	$(139)	$(12,783)	$163	$(173)

Sensitivity results

As at April 30, 2014, the effects of applying other reasonably possible alternative assumptions to the Level 3 asset positions would be an increase of $153 million and a reduction of $214 million in fair value, of which $65 million and $124 million would be recorded in Other components of equity. The effects of applying these assumptions to the Level 3 liability positions would result in a decrease of $124 million and an increase of $108 million in fair value.

74        Royal Bank of Canada        Second Quarter 2014

Note 3 Fair value of financial instruments (continued)

Level 3 valuation inputs and approaches to developing reasonably possible alternative assumptions

The following is a summary of the unobservable inputs of the Level 3 instruments and our approaches to develop reasonably possible alternative assumptions used to determine sensitivity.

Financial assets or liabilities	Sensitivity methodology
Asset-backed securities, corporate debt, government debt and municipal bonds

The positive and negative sensitivities are determined based on plus or minus one standard deviation of the bid-offer spreads or input prices if a sufficient number of prices is received, or using high and low vendor prices as reasonably possible alternative assumptions.

Auction Rate Securities

In calculating the sensitivity of these ARS, we decreased the discount margin between 11% and 14% and increased the discount margin between 18% and 34%, depending on the specific reasonable range of fair value uncertainty for each particular financial instrument’s market. Changes to the discount margin reflect historic monthly movements in the student loan asset-back securities market.

Private equities, hedge fund investments and related equity derivatives

NAVs of the private equity positions, hedge funds and related equity derivatives are provided by the fund managers, and as a result, there are no other reasonably possible alternative assumptions for these investments.

Interest rate derivatives

Sensitivities of interest rate and cross currency swaps are derived using plus or minus one standard deviation of these inputs, and an amount based on model and parameter uncertainty, where applicable.

Equity derivatives

Sensitivity of the Level 3 position will be determined by shifting the unobservable model inputs by plus or minus one standard deviation of the pricing service market data including volatility, dividends or correlations, as applicable.

Bank funding and deposits	Sensitivities of deposits are calculated by shifting the funding curve by plus or minus certain basis points.
Structured notes

Sensitivities for interest-rate-linked and equity-linked structured notes are derived by adjusting inputs by plus or minus one standard deviation, and for other deposits, by estimating a reasonable move in the funding curve by plus or minus certain basis points.

Municipal guaranteed investment certificates	Sensitivity is calculated using plus or minus one standard deviation of the funding curve bid-offer spread.

Note 4 Securities

Unrealized gains and losses on available-for-sale securities (1), (2)

	As at
	April 30, 2014				January 31, 2014
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$10,242	$328	$(2)	$10,568	$9,200	$363	$(1)	$9,562
Provincial and municipal	632	6	(1)	637	548	5	(1)	552
U.S. state, municipal and agencies debt (3)	7,495	8	(137)	7,366	6,777	8	(156)	6,629
Other OECD government debt	11,856	8	(2)	11,862	12,098	9	(3)	12,104
Mortgage-backed securities	150	7	–	157	158	8	–	166
Asset-backed securities
CDOs	1,078	37	(3)	1,112	1,245	47	(5)	1,287
Non-CDO securities	520	4	(80)	444	536	4	(82)	458
Corporate debt and other debt	9,047	46	(18)	9,075	8,002	52	(25)	8,029
Equities	1,358	384	(6)	1,736	1,432	387	(9)	1,810
Loan substitute securities	125	2	(1)	126	125	–	(2)	123
	$42,503	$830	$(250)	$43,083	$40,121	$883	$(284)	$40,720

Royal Bank of Canada        Second Quarter 2014        75

	As at
	October 31, 2013				April 30, 2013
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$9,551	$340	$(2)	$9,889	$10,597	$534	$–	$11,131
Provincial and municipal	665	3	(1)	667	1,072	7	–	1,079
U.S. state, municipal and agencies debt (3)	6,422	9	(153)	6,278	5,810	15	(146)	5,679
Other OECD government debt	10,826	12	(4)	10,834	8,480	33	(15)	8,498
Mortgage-backed securities	130	10	(1)	139	210	14	–	224
Asset-backed securities
CDOs	1,343	58	(4)	1,397	1,674	70	(4)	1,740
Non-CDO securities	545	3	(85)	463	592	9	(104)	497
Corporate debt and other debt	7,165	51	(29)	7,187	5,877	46	(26)	5,897
Equities	1,407	312	(13)	1,706	1,430	234	(13)	1,651
Loan substitute securities	125	3	(1)	127	125	13	–	138
	$38,179	$801	$(293)	$38,687	$35,867	$975	$(308)	$36,534

(1)	Includes $387 million held-to-maturity securities as at April 30, 2014 (January 31, 2014 – $410 million; October 31, 2013 – $401 million; April 30, 2013 – $483 million).
(2)	The majority of the MBS are residential. Cost/Amortized cost, gross unrealized gains, gross unrealized losses and fair value related to commercial MBS are $32 million, $1 million, $nil, and $33 million, respectively as at April 30, 2014 (January 31, 2014 – $33 million, $1 million, $nil, and $34 million; October 31, 2013 – $34 million, $1 million, $nil, and $35 million; April 30, 2013 – $43 million, $2 million, $nil, and $45 million).
(3)	Includes securities issued by U.S. non-agencies backed by government insured assets, and MBS and ABS issued by U.S. government agencies.

Net gain and loss on available-for-sale securities (1)

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	April 30 2013
Realized gains	$77	$40	$51	$117	$134
Realized losses	(1)	(7)	(3)	(8)	(7)
Impairment losses	(5)	(10)	(4)	(15)	(17)
	$71	$23	$44	$94	$110

(1)	The following related to our insurance operations are excluded from Net gain (loss) on AFS securities and included in Insurance premiums, investment and fee income on the Consolidated Statement of Income: Realized gains for the three months ended April 30, 2014 were $3 million (January 31, 2014 – $6 million; April 30, 2013 – $nil); Realized gains for the six months ended April 30, 2014 were $9 million (April 30, 2013 – $nil). Realized losses for the three and six months ended April 30, 2014 were $1 million. There were no realized losses for the three months ended January 31, 2014 and April 30, 2013, or for the six months ended April 30, 2013. There were also no impairment losses related to our insurance operations for the three or six months ended April 30, 2014 and April 30, 2013.

AFS securities are assessed for objective evidence of impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the securities under review, we apply specific methodologies to assess whether the cost/amortized cost of the security would be recovered.

The total cost/amortized cost of the AFS portfolio, as at April 30, 2014, increased by $2,382 million or 6% compared to January 31, 2014. The increase is largely due to net purchases of Canadian government debt, Corporate debt and other debt, and U.S state, municipal and agencies debt.

Gross unrealized gains of $830 million, as of April 30, 2014, decreased by $53 million or 6% compared to January 31, 2014. This decrease is mainly from sales as well as declines in fair value from increasing interest rates on Canadian government debt — Federal.

Gross unrealized losses of $250 million, as of April 30, 2014, decreased by $34 million or 12% compared to January 31, 2014. This decrease mainly reflects fair value improvements from tightening credit spreads and lower long term interest rates as well as partial redemptions of U.S. state, municipal and agencies debt.

Management believes that there is no objective evidence of impairment on the above-mentioned securities that are in an unrealized loss position as at April 30, 2014.

Held-to-maturity securities

Held-to-maturity securities stated at amortized cost are subject to periodic impairment review and are classified as impaired when, in management’s opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. The impairment review of held-to-maturity securities is primarily based on the impairment model for loans. Management believes that there is no objective evidence of impairment on our held-to-maturity securities as at April 30, 2014.

Net gain (loss) on available-for-sale securities

During the three months ended April 30, 2014, $71 million of net gains were recognized in Non-interest income as compared to $23 million in the prior quarter and $44 million in the prior year. The current period reflects net realized gains of $76 million mainly comprised of distributions from and gains on sale of certain Equities and sale of Canadian government debt. Partially offsetting the net realized gains are $5 million of impairment losses on certain Equities.

For the six months ended April 30, 2014, $94 million of net gains were recognized in Non-interest income as compared to $110 million in the prior year. The current period reflects net realized gains of $109 million mainly comprised of distributions from and gains on sale of certain Equities, redemption and restructuring of certain Asset-backed securities, and sale of certain Canadian government debt. Partially offsetting the net realized gains are $15 million of impairment losses on certain Equities.

76        Royal Bank of Canada        Second Quarter 2014

Note 5 Allowance for credit losses and impaired loans

Allowance for credit losses

	For the three months ended April 30, 2014
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$166	$9	$(6)	$–	$(6)	$4	$167
Personal	611	90	(184)	28	(7)	(4)	534
Credit cards	384	91	(119)	28	–	2	386
Small business	67	11	(13)	2	–	(1)	66
	1,228	201	(322)	58	(13)	1	1,153
Wholesale
Business	749	43	(52)	4	(10)	(6)	728
Bank (1)	2	–	–	–	–	–	2
	751	43	(52)	4	(10)	(6)	730
Total allowance for loan losses	1,979	244	(374)	62	(23)	(5)	1,883
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,070	$244	$(374)	$62	$(23)	$(5)	$1,974
Individually assessed	221	30	(95)	–	(7)	(2)	147
Collectively assessed	1,849	214	(279)	62	(16)	(3)	1,827
Total allowance for credit losses	$2,070	$244	$(374)	$62	$(23)	$(5)	$1,974

	For the three months ended January 31, 2014
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$151	$12	$(7)	$–	$(7)	$17	$166
Personal	583	140	(121)	24	(5)	(10)	611
Credit cards	385	85	(111)	26	–	(1)	384
Small business	61	14	(10)	2	(1)	1	67
	1,180	251	(249)	52	(13)	7	1,228
Wholesale
Business	777	41	(70)	8	(10)	3	749
Bank (1)	2	–	–	–	–	–	2
	779	41	(70)	8	(10)	3	751
Total allowance for loan losses	1,959	292	(319)	60	(23)	10	1,979
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,050	$292	$(319)	$60	$(23)	$10	$2,070
Individually assessed	240	28	(48)	4	(6)	3	221
Collectively assessed	1,810	264	(271)	56	(17)	7	1,849
Total allowance for credit losses	$2,050	$292	$(319)	$60	$(23)	$10	$2,070

Royal Bank of Canada        Second Quarter 2014        77

	For the three months ended April 30, 2013
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$125	$10	$(6)	$1	$(7)	$2	$125
Personal	538	95	(120)	22	(4)	9	540
Credit cards	402	93	(120)	27	–	(9)	393
Small business	73	8	(10)	3	(1)	–	73
	1,138	206	(256)	53	(12)	2	1,131
Wholesale
Business	814	81	(64)	9	(10)	3	833
Bank (1)	2	–	–	–	–	–	2
	816	81	(64)	9	(10)	3	835
Total allowance for loan losses	1,954	287	(320)	62	(22)	5	1,966
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,045	$287	$(320)	$62	$(22)	$5	$2,057
Individually assessed	257	56	(40)	–	(8)	3	268
Collectively assessed	1,788	231	(280)	62	(14)	2	1,789
Total allowance for credit losses	$2,045	$287	$(320)	$62	$(22)	$5	$2,057

	For the six months ended April 30, 2014
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$151	$21	$(13)	$–	$(13)	$21	$167
Personal	583	230	(305)	52	(12)	(14)	534
Credit cards	385	176	(230)	54	–	1	386
Small business	61	25	(23)	4	(1)	–	66
	1,180	452	(571)	110	(26)	8	1,153
Wholesale
Business	777	84	(122)	12	(20)	(3)	728
Bank (1)	2	–	–	–	–	–	2
	779	84	(122)	12	(20)	(3)	730
Total allowance for loan losses	1,959	536	(693)	122	(46)	5	1,883
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,050	$536	$(693)	$122	$(46)	$5	$1,974
Individually assessed	240	58	(143)	4	(13)	1	147
Collectively assessed	1,810	478	(550)	118	(33)	4	1,827
Total allowance for credit losses	$2,050	$536	$(693)	$122	$(46)	$5	$1,974

	For the six months ended April 30, 2013
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$124	$20	$(11)	$1	$(12)	$3	$125
Personal	543	200	(244)	44	(7)	4	540
Credit cards	403	182	(234)	52	–	(10)	393
Small business	72	16	(18)	5	(1)	(1)	73
	1,142	418	(507)	102	(20)	(4)	1,131
Wholesale
Business	852	218	(235)	16	(23)	5	833
Bank (1)	2	–	–	–	–	–	2
	854	218	(235)	16	(23)	5	835
Total allowance for loan losses	1,996	636	(742)	118	(43)	1	1,966
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,087	$636	$(742)	$118	$(43)	$1	$2,057
Individually assessed	298	178	(197)	4	(15)	–	268
Collectively assessed	1,789	458	(545)	114	(28)	1	1,789
Total allowance for credit losses	$2,087	$636	$(742)	$118	$(43)	$1	$2,057

(1)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(2)	The allowance for off-balance sheet and other items is reported separately in Other liabilities.

78        Royal Bank of Canada        Second Quarter 2014

Note 5 Allowance for credit losses and impaired loans (continued)

Loans past due but not impaired

	As at
	April 30, 2014				January 31, 2014
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$2,769	$1,282	$321	$4,372	$3,460	$1,473	$358	$5,291
Wholesale	504	336	–	840	520	288	17	825
	$3,273	$1,618	$321	$5,212	$3,980	$1,761	$375	$6,116

	As at
	October 31, 2013				April 30, 2013
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$2,953	$1,358	$329	$4,640	$2,677	$1,331	$353	$4,361
Wholesale	624	303	17	944	490	304	17	811
Total	$3,577	$1,661	$346	$5,584	$3,167	$1,635	$370	$5,172

Gross carrying value of loans individually determined to be impaired (1)

	As at
(Millions of Canadian dollars)	April 30 2014	January 31 2014	October 31 2013	April 30 2013
Retail	$–	$65	$71	$–
Wholesale
Business	569	653	815	865
Bank (2)	3	3	3	3
	$572	$721	$889	$868

(1)	Average balance of gross individually assessed impaired loans for the three months ended April 30, 2014 was $647 million (January 31, 2014 – $806 million; October 31, 2013 – $851 million; April 30, 2013 – $875 million). For the six months ended April 30, 2014, average balance of gross individually assessed impaired loans was $728 million (April 30, 2013 – $911 million).
(2)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Note 6 Derivative financial instruments and hedging activities

The following table presents the fair values of the derivative and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Derivatives and non-derivative instruments

	As at
	April 30, 2014				January 31, 2014
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
(Millions of Canadian dollars)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship
Assets
Derivative instruments	$512	$1,428	$86	$70,607	$500	$1,446	$14	$77,515
Liabilities
Derivative instruments	444	321	40	72,401	540	283	434	79,445
Non-derivative instruments	–	–	19,938	–	–	–	18,693	–

	As at
	October 31, 2013				April 30, 2013
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
(Millions of Canadian dollars)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship
Assets
Derivative instruments	$555	$1,461	$32	$72,774	$767	$1,622	$173	$91,131
Liabilities
Derivative instruments	460	376	95	75,814	690	292	92	96,591
Non-derivative instruments	–	–	17,499	–	–	–	16,959	–

Royal Bank of Canada        Second Quarter 2014        79

Results of hedge activities recorded in Net income and Other comprehensive income

	For the three months ended
	April 30, 2014					January 31, 2014					April 30, 2013
(Millions of Canadian dollars)	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
(Losses) gains on hedging instruments	$(87)	$	n.a.	$	n.a.	$88	$	n.a.	$	n.a.	$185	$	n.a.	$	n.a.
Gains (losses) on hedged items attributable to the hedged risk	60		n.a.		n.a.	(119)		n.a.		n.a.	(201)		n.a.		n.a.
Ineffective portion	(27)		n.a.		n.a.	(31)		n.a.		n.a.	(16)		n.a.		n.a.
Cash flow hedges
Ineffective portion	2		n.a.		n.a.	(1)		n.a.		n.a.	(17)		n.a.		n.a.
Effective portion	n.a.		n.a.		40	n.a.		n.a.		(118)	n.a.		n.a.		(73)
Reclassified to income during the period (1)	n.a.		2		n.a.	n.a.		4		n.a.	n.a.		11		n.a.
Net investment hedges
Ineffective portion	1		n.a.		n.a.	–		n.a.		n.a.	–		n.a.		n.a.
Foreign currency (losses) gains	n.a.		n.a.		(458)	n.a.		n.a.		2,480	n.a.		n.a.		169
Gains (losses) from hedges	n.a.		n.a.		232	n.a.		n.a.		(1,513)	n.a.		n.a.		(95)
	$(24)		$2		$(186)	$(32)		$4		$849	$(33)		$11		$1

	For the six months ended
	April 30, 2014					April 30, 2013
(Millions of Canadian dollars)	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
Gains (losses) on hedging instruments	$1	$	n.a.	$	n.a.	$(103)	$	n.a.	$	n.a.
(Losses) gains on hedged items attributable to the hedged risk	(59)		n.a.		n.a.	75		n.a.		n.a.
Ineffective portion	(58)		n.a.		n.a.	(28)		n.a.		n.a.
Cash flow hedges
Ineffective portion	1		n.a.		n.a.	(16)		n.a.		n.a.
Effective portion	n.a.		n.a.		(78)	n.a.		n.a.		(49)
Reclassified to income during the period (1)	n.a.		6		n.a.	n.a.		27		n.a.
Net investment hedges
Ineffective portion	1		n.a.		n.a.	–		n.a.		n.a.
Foreign currency gains (losses)	n.a.		n.a.		2,022	n.a.		n.a.		117
(Losses) gains from hedges	n.a.		n.a.		(1,281)	n.a.		n.a.		(58)
	$(56)		$6		$663	$(44)		$27		$10

(1)	After-tax gains of $2 million were reclassified from Other components of equity to income during the three months ended April 30, 2014 (January 31, 2014 – gains of $3 million; April 30, 2013 – gains of $8 million), and gains of $5 million were reclassified during the six months ended April 30, 2014 (April 30, 2013 – gains of $20 million).
n.a.	not applicable

Fair value of derivative instruments by term to maturity

	As at
	April 30, 2014				January 31, 2014
(Millions of Canadian dollars)	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets	$14,069	$25,606	$32,958	$72,633	$17,027	$28,755	$33,693	$79,475
Derivative liabilities	15,038	27,044	31,124	73,206	17,843	29,485	33,374	80,702

	As at
	October 31, 2013				April 30, 2013
(Millions of Canadian dollars)	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets	$13,695	$27,340	$33,787	$74,822	$15,152	$31,444	$47,097	$93,693
Derivative liabilities	15,672	29,104	31,969	76,745	16,267	35,952	45,446	97,665

Note 7 Significant dispositions

Personal & Commercial Banking

On January 29, 2014, we announced that we have entered into a definitive agreement to sell RBC Royal Bank (Jamaica) Limited and RBTT Securities Jamaica Limited (collectively, RBC Jamaica). The transaction is subject to customary closing conditions, including regulatory approvals and is expected to close in the third quarter. As a result of the transaction, the assets and liabilities of RBC

80        Royal Bank of Canada        Second Quarter 2014

Note 7 Significant dispositions (continued)

Jamaica are classified as held for sale and presented in Other assets and Other liabilities. During the three months ended April 30, 2014, no additional impairment loss was recognized on the disposal group (January 31, 2014 – an impairment loss of $60 million included in Non-interest expense – Other). Also, amounts included in Other components of equity related to the disposal group will be subsequently recorded in income upon close of the transaction. As of April 30, 2014, Other components of equity included unrealized losses on foreign currency translation related to the disposal group of $45 million (January 31, 2014 – $40 million).

The major class of assets, liabilities and equity that are included in the disposal group as held for sale include:

	As at
(Millions of Canadian dollars)	April 30 2014	January 31 2014
Assets
Cash and deposits of banks	$146	$145
Securities	38	41
Loans, net of allowance	290	331
Other assets	31	48
Total assets of disposal group included in Other assets – Other	505	565
Liabilities
Deposits	$392	$418
Other liabilities	42	49
Total liabilities of disposal group included in Other liabilities – Other	434	467
Total Other components of equity of the disposal group	$(45)	$(40)

Note 8 Deposits

The following table details our deposit liabilities:

	As at
	April 30, 2014				January 31, 2014
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$115,594	$17,279	$69,797	$202,670	$115,122	$16,772	$68,231	$200,125
Business and government	152,711	1,821	210,837	365,369	151,924	1,197	218,643	371,764
Bank	5,177	20	13,886	19,083	6,214	14	12,306	18,534
	$273,482	$19,120	$294,520	$587,122	$273,260	$17,983	$299,180	$590,423
Non-interest-bearing (4)
Canada	$61,930	$3,553	$–	$65,483	$61,393	$3,350	$–	$64,743
United States	1,227	10	–	1,237	1,608	8	–	1,616
Europe (5)	4,597	3	–	4,600	3,930	1	–	3,931
Other International	5,160	302	–	5,462	5,300	295	–	5,595
Interest-bearing (4)
Canada	165,823	10,773	236,257	412,853	164,240	10,400	234,040	408,680
United States	3,614	898	39,562	44,074	3,488	326	46,817	50,631
Europe (5)	28,154	51	10,223	38,428	30,149	40	11,100	41,289
Other International	2,977	3,530	8,478	14,985	3,152	3,563	7,223	13,938
	$273,482	$19,120	$294,520	$587,122	$273,260	$17,983	$299,180	$590,423

	As at
	October 31, 2013				April 30, 2013
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$111,566	$15,732	$67,645	$194,943	$107,534	$15,310	$65,319	$188,163
Business and government	146,985	1,209	202,670	350,864	136,331	1,446	191,127	328,904
Bank	5,734	11	7,798	13,543	5,590	7	9,461	15,058
	$264,285	$16,952	$278,113	$559,350	$249,455	$16,763	$265,907	$532,125
Non-interest-bearing (4)
Canada	$60,201	$3,282	$–	$63,483	$57,699	$3,114	$–	$60,813
United States	1,444	7	–	1,451	1,485	8	–	1,493
Europe (5)	3,810	1	–	3,811	3,334	1	–	3,335
Other International	4,684	315	–	4,999	3,846	541	–	4,387
Interest-bearing (4)
Canada	158,743	9,604	223,409	391,756	149,969	9,388	214,804	374,161
United States	3,488	202	39,134	42,824	3,131	571	38,137	41,839
Europe (5)	28,985	45	7,992	37,022	26,622	43	6,346	33,011
Other International	2,930	3,496	7,578	14,004	3,369	3,097	6,620	13,086
	$264,285	$16,952	$278,113	$559,350	$249,455	$16,763	$265,907	$532,125

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits include both savings and chequing accounts.
(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. As at April 30, 2014, the balance of term deposits also include senior deposit notes we have issued to provide long-term funding of $143 billion (January 31, 2014 – $141 billion; October 31, 2013 – $134 billion; April 30, 2013 – $116 billion).
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized.
(5)	Europe includes the United Kingdom, Switzerland and the Channel Islands.

Royal Bank of Canada        Second Quarter 2014        81

The following table presents the contractual maturities of our term deposit liabilities.

	As at
(Millions of Canadian dollars)	April 30 2014	January 31 2014	October 31 2013	April 30 2013
Within 1 year:
less than 3 months	$47,009	$67,885	$43,426	$56,737
3 to 6 months	22,156	15,630	34,291	26,152
6 to 12 months	44,350	38,192	31,364	43,091
1 to 2 years	64,588	66,347	62,076	55,877
2 to 3 years	36,304	36,994	34,274	26,700
3 to 4 years	24,637	21,795	21,764	19,417
4 to 5 years	27,011	26,647	25,596	17,151
Over 5 years	28,465	25,690	25,322	20,782
	$294,520	$299,180	$278,113	$265,907
Aggregate amount of term deposits in denominations of $100,000 or more	$259,000	$265,000	$244,000	$231,000

Note 9 Employee benefits – Pension and other post-employment benefits

We offer a number of defined benefits and defined contribution plans which provide pension and post-employment benefits to eligible employees. The following tables present the composition of our pension and other post-employment benefit expense and the composition of our remeasurements recorded in OCI.

Pension and other post-employment benefit expense

	For the three months ended
	Pension plans			Other post-employment plans
(Millions of Canadian dollars)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	January 31 2014	April 30 2013
Current service costs	$79	$78	$75	$8	$8	$7
Net interest expense	3	4	7	20	20	18
Remeasurements of other long term benefits	–	–	–	–	3	5
Administrative expenses	3	3	2	–	–	–
Defined benefit pension expense	$85	$85	$84	$28	$31	$30
Defined contribution pension expense	29	41	26	–	–	–
	$114	$126	$110	$28	$31	$30

	For the six months ended
	Pension plans		Other post-employment plans
(Millions of Canadian dollars)	April 30 2014	April 30 2013	April 30 2014	April 30 2013
Current service costs	$157	$149	$16	$14
Net interest expense	7	15	40	36
Remeasurements of other long term benefits	–	–	3	5
Administrative expenses	6	5	–	–
Defined benefit pension expense	$170	$169	$59	$55
Defined contribution pension expense	70	61	–	–
	$240	$230	$59	$55

Remeasurements of employee benefit plans (1)

	For the three months ended
	Pension plans			Other post-employment plans
(Millions of Canadian dollars)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	January 31 2014	April 30 2013
Actuarial (gains) losses:
Changes in financial assumptions	$133	$133	$428	$19	$18	$62
Return on plan assets (excluding interest based on discount rate)	(171)	(256)	(216)	–	–	–
	$(38)	$(123)	$212	$19	$18	$62

82        Royal Bank of Canada        Second Quarter 2014

Note 9 Employee benefits – Pension and other post-employment benefits (continued)

	For the six months ended
	Pension plans		Other post- employment plans
(Millions of Canadian dollars)	April 30 2014	April 30 2013	April 30 2014	April 30 2013
Actuarial (gains)losses:
Changes in financial assumptions	$266	$524	$37	$81
Return on plan assets (excluding interest based on discount rate)	(427)	(392)	–	–
	$(161)	$132	$37	$81
(1)	Market based assumptions, including Changes in financial assumptions and Return on plan assets, are reviewed and updated on a quarterly basis. All other assumptions are updated during our annual review of plan assumptions.

Note 10 Significant capital and funding transactions

Subordinated debentures

On November 4, 2013, we redeemed all $1 billion outstanding 5.45% subordinated debentures due on November 4, 2018 for 100% of their principal amount plus accrued interest to the redemption date.

Preferred share liabilities

On January 30, 2014, we issued 20 million Non-Cumulative, 5-Year Rate Reset Preferred Shares Series AZ for gross proceeds of $500 million. For the initial five year period to the earliest redemption date of May 24, 2019, the shares pay quarterly cash dividends, if declared, at a rate of 4.00% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 2.21%. Holders have the option to convert their shares into non-cumulative floating rate First Preferred Shares, subject to certain conditions, on the earliest redemption date and every fifth year thereafter at a rate equal to the 3-month Government of Canada Treasury Bill yield plus 2.21%. Subject to the consent of the Office of the Superintendent of Financial Institutions (OSFI) and the requirements of the Bank Act (Canada), we may redeem the shares in whole or in part for cash at a price per share of $25 on the earliest redemption date and every fifth year thereafter. The shares are recorded as liabilities due to the inclusion of non-viability contingency capital provisions, necessary for the shares to qualify as regulatory capital under Basel III. Dividends are recorded as a reduction of equity due to their discretionary nature.

Trust capital securities

On December 31, 2013, RBC Capital Trust II, an open-end unit trust established by RBC, redeemed all $900 million principal amount of Trust Capital Securities – Series 2013 for cash at a redemption price of $1,000 per unit.

Preferred shares

On February 24, 2014, we issued 2.4 million Non-Cumulative Floating Rate First Preferred Shares, Series AK, totaling $61 million through a holder option, one-for-one conversion of some of our Non-Cumulative 5-Year Rate-Reset First Preferred Shares, Series AJ.

Also on February 24, 2014, we redeemed all issued and outstanding Non-Cumulative 5-Year Rate-Reset First Preferred Shares, Series AN (9 million shares), Series AP (11 million shares), and Series AR (14 million shares) for cash at a redemption price of $25 per share.

Common shares issued (1)

	For the three months ended
	April 30, 2014		January 31, 2014		April 30, 2013
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Stock options exercised (2)	535	$30	1,139	$65	194	$8
Purchased for cancellation (3)	(1,381)	(14)	–	–	(2,089)	(21)
	(846)	$16	1,139	$65	(1,895)	$(13)

	For the six months ended
	April 30, 2014		April 30, 2013
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Stock options exercised (2)	1,674	$95	1,158	$52
Purchased for cancellation (3)	(1,381)	(14)	(2,089)	(21)
	293	$81	(931)	$31
(1)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the three months ended April 30, 2014, January 31, 2014, April 30, 2013 and January 31, 2013, our DRIP’s requirements were satisfied through open market share purchases.
(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.
(3)	During the three and six months ended April 30, 2014, we purchased for cancellation common shares at an average cost of $72.41 (April 30, 2013 – $61.31) per share, with a book value of $10.03 (April 30, 2013 – $9.94) per share.

Royal Bank of Canada        Second Quarter 2014        83

Note 11 Earnings per share

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except share and per share amounts)	April 30 2014	January 31 2014	April 30 2013	April 30 2014	April 30 2013
Basic earnings per share
Net Income	$2,201	$2,092	$1,909	$4,293	$3,956
Dividends on preferred shares and preferred share liabilities	(52)	(62)	(64)	(114)	(129)
Net income attributable to non-controlling interest	(26)	(25)	(24)	(51)	(49)
Net income available to common shareholders	2,123	2,005	1,821	4,128	3,778
Weighted average number of common shares (in thousands)	1,443,115	1,442,434	1,445,238	1,442,769	1,445,366
Basic earnings per share (in dollars)	$1.47	$1.39	$1.26	$2.86	$2.61
Diluted earnings per share
Net income available to common shareholders	$2,123	$2,005	$1,821	$4,128	$3,778
Dilutive impact of exchangeable shares	4	10	13	14	26
Net income available to common shareholders including dilutive impact of exchangeable shares	2,127	2,015	1,834	4,142	3,804
Weighted average number of common shares (in thousands)	1,443,115	1,442,434	1,445,238	1,442,769	1,445,366
Stock options (1)	2,757	2,835	2,285	2,799	2,189
Issuable under other share-based compensation plans	–	–	92	–	148
Exchangeable shares (2)	4,399	13,473	20,393	9,011	20,983
Average number of diluted common shares (in thousands)	1,450,271	1,458,742	1,468,008	1,454,579	1,468,686
Diluted earnings per share (in dollars)	$1.47	$1.38	$1.25	$2.85	$2.59

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended April 30, 2014, no outstanding options were excluded from the calculation of diluted earnings per share (January 31, 2014 – no outstanding options; April 30, 2013 – no outstanding options). For the six months ended April 30, 2014, no outstanding options were excluded from the calculation of diluted earnings per share (April 30, 2013 – no outstanding options).
(2)	Includes exchangeable preferred shares and trust capital securities.

Note 12 Litigation

We are a large scale global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. As a result, Royal Bank of Canada and its subsidiaries are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations. Management reviews the status of all proceedings on an ongoing basis and will exercise its judgment in resolving them in such manner as management believes to be in the Bank’s best interest.

During the quarter, there has been the following update to our legal proceedings:

A decision by the Delaware Court of Chancery dated March 7, 2014, in a class action against Royal Bank of Canada, held Royal Bank of Canada liable for damages to former shareholders of Rural/Metro Corporation in connection with the buyout of Rural/Metro Corporation. The Court has not yet made a decision on damages and any appeal that may be available to Royal Bank of Canada cannot be pursued until such decision has been made. At this time, it is not possible to predict the outcome of this proceeding, nor the timing of its resolution. While management believes the ultimate resolution of this proceeding will not have a material financial impact on the Bank, the potential liability from this proceeding could be material to our results of operations in any particular period.

Please refer Note 26 to our 2013 Annual Consolidated Financial Statements for a description of our additional significant actions.

84        Royal Bank of Canada        Second Quarter 2014

Note 13 Results by business segment

	For the three months ended April 30, 2014
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,378	$118	$–	$184	$848	$(79)	$3,449
Non-interest income	928	1,436	1,125	292	1,024	16	4,821
Total revenue	3,306	1,554	1,125	476	1,872	(63)	8,270
Provision for credit losses	231	–	–	–	13	–	244
Insurance policyholder benefits, claims and acquisition expense	–	–	830	–	–	–	830
Non-interest expense	1,572	1,173	140	325	1,111	5	4,326
Net income (loss) before income taxes	1,503	381	155	151	748	(68)	2,870
Income taxes (recoveries)	388	103	1	39	241	(103)	669
Net income	$1,115	$278	$154	$112	$507	$35	$2,201
Non-interest expense includes:
Depreciation and amortization	$89	$37	$4	$14	$7	$135	$286
Restructuring provisions	–	–	–	–	–	–	–
Total assets	$367,318	$25,892	$12,116	$91,595	$382,554	$16,418	$895,893
Total liabilities	$366,376	$25,851	$12,173	$91,588	$382,442	$(34,020)	$844,410

	For the three months ended January 31, 2014
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,443	$111	$–	$183	$761	$(38)	$3,460
Non-interest income	968	1,424	1,282	269	1,049	2	4,994
Total revenue	3,411	1,535	1,282	452	1,810	(36)	8,454
Provision for credit losses	274	19	–	–	(2)	1	292
Insurance policyholder benefits, claims and acquisition expense	–	–	982	–	–	–	982
Non-interest expense	1,673	1,191	147	310	1,065	(5)	4,381
Net income (loss) before income taxes	1,464	325	153	142	747	(32)	2,799
Income taxes (recoveries)	393	90	(4)	36	242	(50)	707
Net income	$1,071	$235	$157	$106	$505	$18	$2,092
Non-interest expense includes:
Depreciation and amortization	$76	$38	$4	$16	$7	$134	$275
Restructuring provisions	3	–	–	–	–	–	3
Total assets	$365,762	$25,900	$12,071	$98,875	$387,966	$14,140	$904,714
Total liabilities	$364,807	$25,840	$12,118	$98,870	$387,778	$(36,214)	$853,199

	For the three months ended April 30, 2013
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services (4)	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,270	$93	$–	$162	$713	$(16)	$3,222
Non-interest income	877	1,252	1,246	290	849	(19)	4,495
Total revenue	3,147	1,345	1,246	452	1,562	(35)	7,717
Provision for credit losses	253	(1)	–	–	40	(5)	287
Insurance policyholder benefits, claims and acquisition expense	–	–	938	–	–	–	938
Non-interest expense	1,506	1,039	135	366	958	5	4,009
Net income (loss) before income taxes	1,388	307	173	86	564	(35)	2,483
Income taxes (recoveries)	349	85	9	21	181	(71)	574
Net income	$1,039	$222	$164	$65	$383	$36	$1,909
Non-interest expense includes:
Depreciation and amortization	$70	$33	$2	$13	$6	$124	$248
Restructuring provisions	–	–	–	44	–	–	44
Total assets	$357,916	$21,265	$12,496	$80,741	$380,414	$13,608	$866,440
Total liabilities	$357,313	$21,228	$12,545	$80,797	$380,299	$(32,449)	$819,733

Royal Bank of Canada        Second Quarter 2014        85

	For the six months ended April 30, 2014
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$4,821	$229	$–	$367	$1,609	$(117)	$6,909
Non-interest income	1,896	2,860	2,407	561	2,073	18	9,815
Total revenue	6,717	3,089	2,407	928	3,682	(99)	16,724
Provision for credit losses	505	19	–	–	11	1	536
Insurance policyholder benefits, claims and acquisition expense	–	–	1,812	–	–	–	1,812
Non-interest expense	3,245	2,364	287	635	2,176	–	8,707
Net income (loss) before income taxes	2,967	706	308	293	1,495	(100)	5,669
Income taxes (recoveries)	781	193	(3)	75	483	(153)	1,376
Net income	$2,186	$513	$311	$218	$1,012	$53	$4,293
Non-interest expense includes:
Depreciation and amortization	$165	$75	$8	$30	$14	$269	$561
Restructuring provisions	3	–	–	–	–	–	3
Total assets	$367,318	$25,892	$12,116	$91,595	$382,554	$16,418	$895,893
Total liabilities	$366,376	$25,851	$12,173	$91,588	$382,442	$(34,020)	$844,410

	For the six months ended April 30, 2013
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services (4)	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$4,584	$189	$–	$337	$1,451	$(55)	$6,506
Non-interest income	1,755	2,496	2,267	565	2,018	(32)	9,069
Total revenue	6,339	2,685	2,267	902	3,469	(87)	15,575
Provision for credit losses	494	(1)	–	–	149	(6)	636
Insurance policyholder benefits, claims and acquisition expense	–	–	1,643	–	–	–	1,643
Non-interest expense	2,980	2,066	271	708	2,012	15	8,052
Net income (loss) before income taxes	2,865	620	353	194	1,308	(96)	5,244
Income taxes (recoveries)	722	169	25	50	463	(141)	1,288
Net income	$2,143	$451	$328	$144	$845	$45	$3,956
Non-interest expense includes:
Depreciation and amortization	$135	$67	$6	$28	$12	$242	$490
Restructuring provisions	–	–	–	44	–	–	44
Total assets	$357,916	$21,265	$12,496	$80,741	$380,414	$13,608	$866,440
Total liabilities	$357,313	$21,228	$12,545	$80,797	$380,299	$(32,449)	$819,733

(1)	Inter-segment revenue and share of profits in associates are not material.
(2)	Interest revenue is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Taxable equivalent basis (Teb). The Teb adjustment for the three months ended April 30, 2014 was $122 million (January 31, 2014 – $95 million; April 30, 2013 – $101 million). The Teb adjustment for the six months ended April 30, 2014 was $217 million (April 30, 2013 – $191 million).
(4)	During the second quarter of 2013, RBC Investor Services incurred a restructuring provision of $44 million. The majority of the provision was incurred for severance related to our European operations.

86        Royal Bank of Canada        Second Quarter 2014

Note 14 Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a Common Equity Tier 1 (CET1) ratio of greater than or equal to 7%, a Tier 1 capital ratio of greater than or equal to 8.5% and a Total capital ratio of greater than or equal to 10.5%. In addition, Canadian banks are required to ensure that their Assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI. During the second quarter of 2014, we have complied with all capital requirements imposed by OSFI.

	As at
(Millions of Canadian dollars, except percentage and multiple amounts)	April 30 2014	January 31 2014	October 31 2013	April 30 2013
Capital
Common equity Tier 1 capital	$33,756	$32,998	$30,541	$28,288
Tier 1 capital	39,725	39,414	37,196	34,942
Total capital	46,237	45,978	44,716	43,527
Risk-weighted assets
Credit risk	$258,275	$253,799	$232,641	$231,264
Market risk	46,104	44,055	42,184	37,850
Operational risk	44,715	43,898	44,156	42,323
Total risk-weighted assets	$349,094	$341,752	$318,981	$311,437
Capital ratios and multiples
Common Equity Tier 1 ratio	9.7%	9.7%	9.6%	9.1%
Tier 1 capital ratio	11.4%	11.5%	11.7%	11.2%
Total capital ratio	13.2%	13.5%	14.0%	14.0%
Assets-to-capital multiple (1)	17.5X	17.6X	16.6X	16.6X

(1)	Effective the first quarter of 2013, Assets-to-capital multiple is calculated on a transitional basis as per OSFI guidelines. The transitional methodology is defined as capital calculated according to the current year’s phase-in of regulatory adjustments and phase-out of non-qualifying capital instruments.

Note 15 Subsequent events

On May 2, 2014, we announced our intention to redeem all $600 million outstanding 5.95% subordinated debentures due on June 18, 2103 for 100% of their principal amount plus accrued interest to the redemption date. The redemption will occur on June 18, 2014.

Royal Bank of Canada        Second Quarter 2014        87

Shareholder Information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 1-888-212-5533

Fax: 416-955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company of Canada

1500 University Street

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada

and the U.S.)

or 514-982-7555 (International)

Fax: 514-982-7580

website: computershare.com\rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.):

Computershare Investor Services PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road,

Bristol BS99 7NH

U.K.

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange

(NYSE)

Switzerland – Swiss Exchange (SIX)

All preferred shares are listed on the TSX.

Valuation day price

For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for- one share split of February 1990. The one-for-one share dividends paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.

Shareholder contacts

For dividend information, change

in share registration or address,

lost stock certificates, tax forms,

estate transfers or dividend

reinvestment, please contact:

Computershare Trust Company of

Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 1-888-453-0330 (Canada and

the U.S.) or 416-263-9394

(International)

email: service@computershare.com

Financial analysts, portfolio

managers, institutional

investors

For financial information inquiries, please contact: Investor Relations

Royal Bank of Canada

200 Bay Street

4th Floor, North Tower

Toronto, Ontario M5J 2W7

Canada

Tel: 416-955-7802

Fax: 416-955-7800

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the U.S. may have their RBC common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation

For purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares after December 31, 2005, are designated as “eligible dividends.”

Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Common share repurchases

We are engaged in a Normal Course Issuer Bid (NCIB). During the one-year period commencing November 1, 2013, we may repurchase for cancellation, up to 30 million common shares in the open market at market prices. We determine the amount and timing of the purchases under the NCIB, subject to prior consultation with the Office of the Superintendent of Financial Institutions Canada (OSFI).

A copy of our Notice of Intention to file a NCIB may be obtained, without charge, by contacting our Corporate Secretary at our Toronto mailing address.

2014 Quarterly earnings release dates

First quarter             February 26

Second quarter       May 22

Third quarter           August 22

Fourth quarter         December 3

Dividend dates for 2014
Subject to approval by the Board of Directors
For other shareholder inquiries, please contact: Shareholder Relations Royal Bank of Canada 200 Bay Street 9th Floor, South Tower Toronto, Ontario M5J 2J5 Canada Tel: 416-955-7806 Fax: 416-974-3535		Ex-dividend dates	Record dates	Payment dates
	Common and preferred shares series W, AA, AB, AC, AD, AE, AF, AG, AJ, AL, AT, AV and AX	January 23 April 22 July 22 October 23	January 27 April 24 July 24 October 27	February 24 May 23 August 22 November 24
	Preferred shares series AK and AZ	April 22 July 22 October 23	April 24 July 24 October 27	May 23 August 22 November 24
	Preferred shares series AN, AP and AR (1)	January 23	January 27	February 24

(1)	We redeemed all issued and outstanding Non-Cumulative 5-Year Rate-Reset First Preferred Series AN, AP and AR on February 24, 2014.

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC CAPITAL TRUST, RBC INSURANCE and RBC INVESTOR SERVICES which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders.